
05009368

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Pan Sino International Holding Limited

*CURRENT ADDRESS: 26th Floor, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong

**FORMER NAME:


PROCESSED
JUL 05 2005
THOMSON
FINANCIAL

**NEW ADDRESS:

FILE NO. 82- 34892 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A	(PROXY)	☐		

OICF/BY: mm

DAT : 6/30/05

(a)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

Pan Sino International Holding Limited

環新國際有限公司 *

(Incorporated in the Cayman Islands with limited liability)



NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Pan Sino International Holding Limited (the "Company") hereby announces that a meeting of the Board will be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H. Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Thursday, 25 March 2004 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time) for the following purposes:–

1. To consider and approve the audited consolidated financial statements of the Company and its subsidiaries and the report of the directors for the year ended 31 December 2003;

2. To approve the draft announcement of the audited final results of the Company and its subsidiaries for the year ended 31 December 2003 to be published on the website of the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ("GEM");

3. To consider the payment of final dividend, if any;

4. To receive the Chairman's Statement;

5. To consider the election of directors of the Company;

6. To consider the appointment of auditors of the Company;

7. To consider the proposed amendments of the Company's Articles of Association to comply with the forthcoming changes of the GEM Listing Rules and to recommend the seeking of the shareholders' approval at the Company's forthcoming Annual General Meeting on such amendments;

8. To recommend the seeking of the shareholders' approval at the Company's forthcoming Annual General Meeting on the granting of general mandates to the directors to issue and repurchase shares of the Company;

9. To approve the circular to be sent to the Company's shareholders in relation to the matters referred to in the above items 7 and 8;

10. To convene the 2004 Annual General Meeting of the Company;

11. To consider the closure of the Company's Register of Members, if necessary; and

12. To transact any other business.

By order of the Board
Rudi Zulfian
Director

Jakarta, Indonesia, 12 March 2004

This announcement will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

* *For identification purposes only*

(b)

Pan Sino International Holding Limited

環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)


SEC MAIL
RECEIVED
PROCESSING
JUN 2 9 2005
WASH, D.C.
198
SECTION

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST DECEMBER, 2003

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website at wwws.hkgem.com in order to obtain up-to-date information on GEM listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of PAN SINO INTERNATIONAL HOLDING LIMITED collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the GEM of the Stock Exchange for the purpose of giving information with regard to PAN SINO INTERNATIONAL HOLDING LIMITED. The directors of PAN SINO INTERNATIONAL HOLDING LIMITED, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

HIGHLIGHTS FOR 2003

- Turnover increased by 102.7% to HK$610.2 million
- Cost of sales increased by 97.5% to HK$467.2 million
- Sales volume increased by 91.4% to 45,790 tonnes
- Selling and distribution expenses increased by 109% to HK$2.2 million
- General and administrative expenses increased by 112.1% to HK$2.6 million
- Net profit for the year was HK$85.3 million

ANNUAL RESULTS

The Board of Directors (the "Board") of the Company is pleased to announce the audited consolidated results of the Group for the year ended 31st December, 2003 together with comparative figures for the previous year as follows:

		Year ended 31st December,	
		2003	2002
	Note	***HK$'000***	*HK$'000*
Turnover	*2*	**610,165**	300,947
Cost of sales		**(467,166)**	(236,580)
Gross profit		**142,999**	64,367
Other income	*3*	**2,268**	644
Gain on disposal of fixed assets		**12,200**	–
Selling and distribution expenses		**(2,243)**	(1,073)
General and administrative expenses		**(2,571)**	(1,212)
Net exchange loss	*4*	**(5,475)**	(1,972)
Profit from operations		**147,178**	60,754
Finance costs		**(1,921)**	(6,474)
Profit before taxation	*5*	**145,257**	54,280
Taxation	*6*	**(55,483)**	(16,561)
Profit after taxation		**89,774**	37,719
Minority interests		**(4,499)**	–
Profit attributable to shareholders		**85,275**	37,719
Dividends	*7*	**8,000**	–
Earnings per share			
Basic, HK cents	*8(a)*	**14.6**	6.7
Diluted, HK cents	*8(b)*	**13.4**	6.1

Notes:

1. Group Reorganisation and Basis of Preparation

Group Reorganisation

The Company was incorporated in the Cayman Islands on 16th October, 2002 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Pursuant to a reorganisation scheme to rationalise the structure of the Group in preparation for the listing of the Company's shares on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited (the "Reorganisation"), the Company became the holding company of the companies now comprising the Group on 23rd June, 2003. This was accomplished by acquiring the entire issued share capital of Dickinson Group Limited in consideration of and in exchange for the Company's allotted and issued ordinary shares.

Basis of Preparation

The Group's financial statements have been prepared in accordance with the Hong Kong Statement of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention.

The Reorganisation above has been accounted for by using merger accounting by regarding the Company as being the holding company of the Group from the beginning of the earliest period presented. The Group's financial statements include the financial statements of the Company and its subsidiaries made up to 31st December. Apart from the Reorganisation, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intra-group transactions and balances have been eliminated on consolidation.

2. Turnover and Segment Information

The Group is principally engaged in trading of cocoa beans. Turnover represents the invoiced value of goods sold during the year.

Segment Information

Segment information is prepared in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

(a) Business segments:

No information has been disclosed in respect of the Group's business segments as the Group operates only one business segment which is the trading of cocoa beans.

(b) Geographical segments:

In presenting information on the basis of geographical segments, segment revenue is based on the location of customers. Segment assets and capital expenditure are based on the location of the assets.

	France	Netherlands	United Kingdom	Republic of Indonesia	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31st December, 2003					
Turnover	**81,580**	**360,103**	**168,482**	**–**	**610,165**
Segment assets	**20,027**	**33,609**	**24,086**	**197,313**	**275,035**
Capital expenditure	**–**	**–**	**–**	**–**	**–**
Year ended 31st December, 2002					
Turnover	63,168	139,011	98,768	–	300,947
Segment assets	–	26,480	11,090	68,724	106,294
Capital expenditure	–	–	–	–	–

3 Other Income

	2003	2002
	HK$'000	*HK$'000*
Bank interest income	**2,268**	644

4. Net Exchange Loss

	2003	2002
	HK$'000	*HK$'000*
Exchange (gain)/loss arising from:		
Settlement of interest payable on unsecured loan denominated in US$	**–**	(1,488)
Uplift of fixed deposits denominated in US$ and Yen	**–**	12
Retranslation of prepayments denominated in US$	**177**	–
Other trading operations	**5,298**	3,448
	5,475	1,972

5. **Profit before Taxation**

	2003	2002
	HK$'000	*HK$'000*
Profit before taxation is arrived at after charging:		
Cost of inventories sold	**467,166**	236,580
Auditors' remuneration	**269**	31
Depreciation	**177**	202
Directors' remuneration	**227**	83
Other staff costs	**1,069**	482
Interest on other loan wholly repayable within five years	**1,921**	6,474
Minimum lease payments in respect of land and buildings	**376**	89

6. **Taxation**

Taxation in the consolidated income statement represents:

	2003	2002
	HK$'000	*HK$'000*
Income tax expense		
Indonesia:		
Current tax	**38,276**	-
Deferred tax	**17,207**	16,561
	55,483	16,561

During the year, all of the Group's profits were derived from P.T. Nataki Bamasa ("Nataki"), a subsidiary of the Company incorporated and operated in the Republic of Indonesia. No provision for Hong Kong profits tax has been made in these financial statements as the Group has no assessable profits for the year. Provision for Indonesian corporate income tax for the current year is based on the following progressive tax rates:

Taxable income	**Rate**
IDR	%
On the first 50,000,000	10
On the next 50,000,000	15
Over 100,000,000	30

7. **Dividends**

	2003	2002
	HK$'000	*HK$'000*
Proposed final dividend of HK$0.01 (2002: HK$ Nil) per share	**8,000**	-

The proposed final dividend for the year ended 31st December, 2003 is subject to the approval of the Company's shareholders at the forthcoming annual general meeting. The final dividend recommended represents approximately 9.4% of the Group's profit attributable to shareholders since the Directors are of the view that the Group should retain more cash for future development purposes at this stage.

8. Earnings per Share

(a) The calculation of basic earnings per share for the year ended 31st December, 2003 is based on the Group's profit attributable to shareholders and the weighted average number of 582,356,164 shares (comprising 560,000,000 shares, being 1 share issued on the incorporation of the Company on 16th October, 2002, 99,999 shares as the consideration for the acquisition of the entire issued share capital of Dickinson on 23rd June, 2003 and adjusting for the capitalisation issue of 559,900,000 shares as referred to in the prospectus of the Company dated 25th November, 2003 and 22,356,164 shares, being the weighted average number of 240,000,000 shares issued to the placees on 28th November, 2003) in issue during the year ended 31st December, 2003.

The calculation of basic earnings per share for the year ended 31st December, 2002 is based on the Group's profit attributable to shareholders and the assumption that a total of 560,000,000 shares had been in issue during the year ended 31st December, 2002.

(b) Diluted earnings per share for the year ended 31st December, 2003 is based on the Group's profit attributable to shareholders and the weighted average number of 636,709,105 shares in issue during the year. The number of shares used in the calculation comprised 582,356,164 shares referred to in note 8(a) above and 54,352,941 shares assumed to have been issued at no consideration on the deemed exercise of the options under the Pre-IPO Share Option Scheme based on the fair value per share of HK$0.34.

Diluted earnings per share for the year ended 31st December, 2002 is based on the Group's profit attributable to shareholders and the assumption that 614,755,556 shares have been in issue during the year. The number of shares used in the calculation comprised 560,000,000 shares referred to in note 8(a) above and 54,755,556 shares assumed to have been issued at no consideration on the deemed exercise of the options granted under the Pre-IPO Share Option Scheme as referred to in the paragraph headed "Share Option Schemes" in Appendix V to the prospectus, but takes no account of any shares to be issued pursuant to the exercise of the Over-allotment Option, any shares to be issued pursuant to the exercise of any options which may be granted under the Share Option Scheme, or any shares which may be allotted and issued by the Company pursuant to the general mandate referred to in Appendix V to the prospectus.

9. Reserves

Movements in reserves of the Group during the year are as follows:

	Share premium *HK$'000*	Revenue reserve *HK$'000*	Special reserve *HK$'000*	Exchange reserve *HK$'000*	Total *HK$'000*
At 1.1.2002	–	(84,740)	–	15,984	(68,756)
Profit for the year	–	37,719	–	–	37,719
Minority's share of losses previously unabsorbed	–	1,500	–	–	1,500
Special reserve arising on the Reorganisation	–	–	1,032	–	1,032
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	–	(8,556)	(8,556)
At 31.12.2002 and 1.1.2003	–	(45,521)	1,032	7,428	(37,061)
Profit for the year	–	85,275	–	–	85,275
Proposed final dividend	–	(8,000)	–	–	(8,000)
Special reserve arising on the Reorganisation	–	–	82,200	–	82,200
Premium arising on the Placing	105,600	–	–	–	105,600
Capitalisation issue	(5,599)	–	–	–	(5,599)
Expenses for Placing	(13,201)	–	–	–	(13,201)
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	–	3,130	3,130
At 31.12.2003	**86,800**	**31,754**	**83,232**	**10,558**	**212,344**

PROPOSED FINAL DIVIDEND

The Directors have recommended the payment of a final dividend of HK1 cent per share of the Company for the year ended 31st December 2003 (2002: Nil) to be payable to the shareholders of the Company whose names appear on the Register of Members of the Company as at 18th May 2004. Subject to the approval of the Company's shareholders at the forthcoming annual general meeting of the Company to be held on 18th May 2004, the said final dividend will be paid to the Company's shareholders on or around 11th June 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Thursday, 13th May 2004 to Tuesday, 18th May 2004 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 31st December 2003 and for attending the forthcoming 2004 annual general meeting of the Company to be held on Tuesday, 18th May 2004, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Wednesday, 12th May 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

For the year ended 31st December, 2003, the turnover of the Group amounted to approximately HK$610.2 million, which already exceeds the turnover of the previous year of approximately HK$300.9 million. During the year ended 31st December, 2003, the Group sold a total of 16,460 tonnes, 12,680 tonnes, 10,460 tonnes and 6,190 tonnes of cocoa beans to Unicom, ICBT, Westerman and Orebi respectively. Although the cocoa beans prices quoted on The Coffee, Sugar and Cocoa Exchange of New York, began to decrease in February 2003 as a result of, amongst other things, the settlement of the civil unrest in Cote d'Ivoire, the average selling price of the Group's cocoa beans was approximately HK$13,340 per tonne for the year ended 31st December, 2003, which was still higher than that of approximately HK$12,600 per tonne for the year ended 31st December, 2002.

BUSINESS PROSPECT

The international cocoa beans trading industry is competitive with numerous suppliers both domestic and overseas. Cocoa beans traders in Indonesia face competition from other traders within their own country and from other major cocoa beans exporting countries such as Cote d'Ivoire and Ghana. However, the Directors believe that the Group will be able to maintain its competitive edge for the following reasons:

- the Group has entered into the sales agreements with three of its customers to ensure the continuous flow of business from these customers;

- the Group is one of the few purchasers in Indonesia which provide farmers with a 50% advance payment for purchases. This is very important in dealing with the farmers as they will sell better quality cocoa beans from their harvests at more competitive prices;

- the Groups' ability to place large orders with farmers, enables us to obtain more competitive prices from the farmers. By purchasing quality cocoa beans at a competitive price, the Group can offer its export customers, all of whom are established cocoa product suppliers in Europe, export-quality cocoa beans at attractive prices. The Directors believe that this is especially important to overseas customers as they source cocoa beans from all over the world;

- the Group's senior management team has experience and well established business relationships in the cocoa industry;

- the Group adopts stringent quality control procedures to ensure that the quality of the cocoa beans sourced from the farmers meet with customers' requirements;

- the Group is a major exporter of cocoa beans in Indonesia. According to Indonesia Cocoa Association, for the year ended 31st December, 2002, Nataki was the fourth largest exporter of cocoa beans in Indonesia, accounting for approximately 6.1% of the country's total export volume of cocoa beans for that year;

- the Group maintains close relationships with the farmers by providing value-added services such as latest market information on the cocoa industry and informal training on farming and harvesting methods;

- Indonesia is currently the third largest producers of cocoa beans in the world and according to INCA, aims to be the largest producers by 2010.

FINANCIAL REVIEW

Turnover

For the year ended 31st December, 2003, the turnover of the Group amounted to approximately HK$610.2 million, which already exceeds the turnover of the previous year of approximately HK$300.9 million. During the year ended 31st December, 2003, the Group sold a total of 16,460 tonnes, 12,680 tonnes, 10,460 tonnes and 6,190 tonnes of cocoa beans to Unicom, ICBT, Westerman and Orebi respectively. Although the cocoa beans prices quoted on The Coffee, Sugar and Cocoa Exchange of New York, began to decrease in February 2003 as a result of, amongst other things, the settlement of the civil unrest in Cote d'Ivoire, the average selling price of the Group's cocoa beans was approximately HK$13,340 per tonne for the year ended 31st December, 2003, which was still higher than that of approximately HK$12,600 per tonne for the year ended 31st December, 2002.

Cost of Sales

During the year ended 31st December, 2003, the Group's cost of sales was approximately HK$467.2 million, compared to approximately HK$236.6 million in the previous year. The increase was due to the increase in sales volume and sales value of the Group.

Gross Profit

The Group's gross profit during the year ended 31st December, 2003 was approximately HK$143 million, which exceeded the Group's gross profit of approximately HK$64.4 million in the previous year. The increase in gross profit was mainly a result of the increase in turnover. The Group's gross profit margin for each of the two years ended 31st December, 2003 and 2002 was approximately 23.4% and 21.4% respectively.

Selling and Distribution Expenses

During the year ended 31st December, 2003, the Group's selling and distribution expenses were approximately HK$2.2 million, compared to approximately HK$1.1 million in the previous year. The increase was mainly a result of the increase in transportation charges for delivery of cocoa beans from the warehouse to the port before shipment for the overseas customers in relation to the increase in sales volume and in salary expenses. The increase in salary expenses for the Group's sales and marketing staff, which is in line with the increase in the sales volume and turnover, is essential in providing an incentive for motivating the sales and marketing team to further develop the Group's businesses.

General and Administrative Expenses

During the year ended 31st December, 2003, the Group's general and administrative expenses amounted to approximately HK$2.6 million, compared to approximately HK$1.2 million in the previous year.

The increase was mainly a result of increase in salary expenses, rental expenses and bank charges. Salary expenses increased during the year mainly due to (i) an increase in the number of management staff as the Group further strengthened its management team and (ii) the general increment in salaries of the existing general and administrative staff in recognition of their efforts leading to the growth of the Group's business. Bank charges increased during the year due to the increase in sales volume.

Finance Costs

The Group's finance costs decreased during the year ended 31st December, 2003 to approximately HK$1.9 million, compared to HK$6.5 million in the previous year. The decrease was mainly a result of the further repayment of an amount approximately HK$39.8 million for the unsecured loan in August 2003, and the remaining amount of the unsecured loan of HK$18.2 million was fully paid in October 2003.

Profit Attributable to Shareholders

Due to the increase in sales volume of cocoa beans, the Group's profit attributable to shareholders during the year ended 31st December, 2003 amounted to approximately HK$85.3 million, which exceeds the profit attributable to shareholders of approximately HK$37.7 million for the year ended 31st December, 2002.

Gearing Ratio

The Group expresses its gearing ratio as a percentage of bank borrowing and long-term debts over total assets. As at 31st December, 2003, the gearing ratio of the Group is zero *(2002: Zero)*.

Financial Resources and Liquidity

As at 31st December, 2003, the shareholders' funds of the Group amounted to approximately HK$228.3 million (2002: HK$45.1 million). Current assets amounted to approximately HK$275 million (2002: HK$86.6 million) of which approximately HK$160.8 million (2002: HK$13.8 million) were cash and bank deposits. Current liabilities amounted to approximately HK$39.6 million (2002: HK58.8 million), mainly in tax payable and accrued expenses. The net asset value per share was HK$0.29 (2002: HK$0.06, based on proforma issued shares of the Company) as at 31st December, 2003.

Employees

As at 31st December, 2003, the total number of employees of the Group was 69. For the year ended 31st December, 2003, the staff costs including directors' remuneration of the Group amounted to approximately 0.21% of the turnover of the Group and an increase of approximately HK$731,000 or approximately 129% as compared to that of the year ended 31st December, 2002.

It is the Group's policy to review its employees' salary level and performance bonus system regularly to ensure the remuneration policy is competitive within the industry.

Material Investments or Capital Assets

As at 31st December, 2003, the Group has had no future plans for material investments except that capital assets will be purchased in accordance with the details set out in the section headed "Statement of business objectives" in the prospectus of the Company dated 25th November, 2003.

Capital Structure of the Group in Debt Securities

During the year ended 31st December, 2003, the Group had no debt securities in issue.

Material Acquisitions and Disposals of Subsidiaries and Affiliated Companies

During the year ended 31st December, 2003, the Group had no material acquisitions and disposals of subsidiaries and affiliated companies.

Significant Investment

As at 31st December, 2003, the Group had no significant investments held.

Charges on Group's Assets

As at 31st December, 2003, the Group did not pledge any of the Group's assets for any of the borrowings.

Foreign Exchange Exposure

During the year ended 31st December, 2003, IDR appreciated against the US dollar from US$1 to IDR8,968 as at 1st January, 2003 to US$1 to IDR8,465 as at 31st December, 2003. The Group's net exchange loss during the year was approximately HK$5.5 million mainly resulted from the Group's export trading operations which received payments in US dollars. During the year ended 31st December, 2003, the Group did not incur any exchange gain or loss arising from its unsecured loan as it had been converted from US dollars into IDR in 2001.

Contingent Liability

As of the date of this announcement, the Directors are not aware of any material contingent liabilities.

COMPLIANCE WITH RULES 5.28 TO 5.39 OF THE GEM LISTING RULES

The Company has complied with the board practices and procedures as set out in Rules 5.28 to 5.39 of the GEM Listing Rules since the listing of the Company's shares on the GEM on 2nd December, 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

On behalf of the Board
PAN SINO INTERNATIONAL HOLDING LIMITED
Johanas Herkiamto
Vice Chairman

Jakarta, 25th March, 2004

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

PAN SINO INT'L<08260> - Results Announcement (Final, 2003, Summary)

PAN SINO INTERNATIONAL HOLDING LIMITED announced on 25/03/2004:
(stock code: 08260)

Year end date : 31/12/2003
Currency : HKD
Auditors' report : Unqualified
Review of Quarterly Report by : N/A

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Audited) Current Period from 01/01/2003 to 31/12/2003 $'000	(Audited) Last Corresponding Period from 01/01/2002 to 31/12/2002 $'000
Turnover	:	610,165	300,947
Profit/(Loss) from Operations	:	147,178	60,754
Finance cost	:	(1,921)	(6,474)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	85,275	37,719
% Change Over the Last Period	:	+126.08%	
EPS / (LPS)			
Basic (in dollar)	:	HKD 14.6	HKD 6.7
Diluted (in dollar)	:	HKD 13.4	HKD 6.1
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	85,275	37,719
Final Dividends per Share	:	HKD0.01	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividends	:	13/05/2004 to 18/05/2004	bdi.
Payable Date	:	11/06/2004	
B/C Dates for Annual General Meeting	:	13/05/2004 to 18/05/2004	bdi.
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
PAN SINO INTERNATIONAL HOLDING LIMITED
Signature :
Name : Johanas Herkiamto
Title : Director

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading. The Directors acknowledge

that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

1. Group Reorganisation and Basis of Preparation

The Company was incorporated in the Cayman Islands on 16th October, 2002 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Pursuant to a reorganisation scheme to rationalise the structure of the Group in preparation for the listing of the Company's shares on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited (the Reorganisation), the Company became the holding company of the companies now comprising the Group on 23rd June, 2003. This was accomplished by acquiring the entire issued share capital of Dickinson Group Limited in consideration of and in exchange for the Company's allotted and issued ordinary shares.

2. Basis of Preparation

The measurement basis used in the preparation of the financial statements is historical cost.

3. Earnings per share

The calculation of basic earnings per share for the year ended 31st December, 2003 is based on the Group's profit attributable to shareholders and the weighted average number of 582,356,164 shares (comprising 560,000,000 shares, being 1 share is sued on the incorporation of the Company on 16th October, 2002, 99,999 shares as the consideration for the acquisition of the entire issued share capital of Dickinson on 23rd June, 2003 and adjusting for the capitalisation issue of 559,900,000 shares as referred to in the prospectus of the Company dated 25th November, 2003 and 22,356,164 shares, being the weighted average number of 240000000shares issued to the placees on 28th November, 2003) in issue during theyear ended 31st December, 2003.

Diluted earnings per share for the year ended 31st December, 2003 is based on the Group's profitattributable to shareholders and the weighted average number of 636,709,105 shares in issue during the year. The number of shares used in the calculation comprised 582,356,164 shares and 54,352,941 shares assumed to have been issued at no consideration on the deemed exercise of the options under the Pre-IPO Share Option Scheme based on the fair value per share of HK$0.34.

Pan Sino International Holding Limited

環新國際有限公司 *

(Incorporated in the Cayman Islands with limited liability)

Stock Code: 8260

CLARIFICATION ANNOUNCEMENT

Reference is made to the Summary Announcement announced on 25 March 2004. The Directors wished to draw the shareholders' attention that there were typographical errors in the Summary Announcement.

Reference is made to the summary final results announcement announced on 25 March 2004 (the "Summary Announcement"). The directors of the Company (the "Directors") wished to draw the shareholders' attention that there were typographical errors in the Summary Announcement.

The audited basic earnings per share for the financial year ended 31 December 2003 and the financial year ended 31 December 2002 should be 14.6 HK cents per share and 6.7 HK cents per share respectively instead of HKD14.6 per share and HKD6.7 per share respectively as stated in the Summary Announcement.

The audited diluted earnings per share for the financial year ended 31 December 2003 and the financial year ended 31 December 2002 should be 13.4 HK cents per share and 6.1 HK cents per share respectively instead of HKD13.4 per share and HKD6.1 per share respectively as stated in the Summary Announcement.

Directors of the Company

Executive Directors of the Company as at the date of this announcement are Mr. Harmiono Judianto, Mr. Johanas Herkiamto and Mr. Rudi Zulfian and the independent non-executive Directors of the Company as at the date of this announcement are Ms. Novayanti, Mr. Gandhi Prawira and Ms. Wang Poey Foon, Angela.

By order of the Board
Johanas Herkiamto
Vice Chairman

Jakarta, Indonesia, 31 March, 2004

* *For identification purposes only*

This announcement for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission

of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

PAN SINO INTERNATIONAL HOLDING LIMITED

環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 8260)

(the "Company")

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The Directors intend to put forward to the Shareholders a proposal to amend the Articles in order to ensure compliance with the amended provisions of the GEM Listing Rules that came into effect on 31 March 2004.

The proposed amendments to the Articles are subject to the approval of the Shareholders by way of passing a special resolution to be proposed at the Annual General Meeting. A circular containing, inter alia, information on the proposed amendments to the Articles and a notice convening the Annual General Meeting will be despatched to the Shareholders as soon as practicable.

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has announced amendments to the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange (the "GEM Listing Rules") which include, among other things, amendments to Appendix 3 of the GEM Listing Rules that came into effect on 31 March 2004. Such amendments to the Appendix 3 of the GEM Listing Rules require a listed issuer's articles of association to conform with the following:-

(i) the minimum seven-day period for lodgment by shareholders of the notice to nominate a director shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting;

(ii) directors shall abstain from voting at the board meeting on any matter in which any of his associates has a material interest and are not to be counted towards the quorum of the relevant board meeting; and

(iii) where any shareholder is, under the GEM Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

GENERAL

In order to comply with the amended provisions of Appendix 3 of the GEM Listing Rules, the directors of the Company (the "Directors") propose to amend the articles of association of the Company (the "Articles"). The proposed amendments to the Articles are subject to the approval of the shareholders of the Company (the "Shareholders") by way of passing a special resolution to be proposed at the annual general meeting to be held on 18 May 2004 (the "Annual General Meeting"). A circular containing, inter alia, information on the proposed amendments to the Articles and a notice convening the Annual General Meeting will be despatched to the Shareholders as soon as practicable.

As at the date of this announcement, Mr Harmiono Judianto, Mr Johanas Herkiamto and Mr Rudi Zulfian are the executive Directors and Mr Gandhi Prawira, Ms Novayanti and Ms Wang Poey Foon, Angela are the independent non-executive Directors.

By order of the Board
Johanas Herkiamto
Vice Chairman

Jakarta, Indonesia, 22 April 2004

This announcement will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

* *For identification purposes only*

PAN SINO INTERNATIONAL HOLDING LIMITED
環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8260)

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H.Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Tuesday, 18 May 2004 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time) for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2003;

2. To declare a final dividend of HK1 cent per share;

3. To re-elect the retiring Directors and to authorise the Board to fix the Directors' remuneration;

4. To appoint the Auditors and to authorise the Board to fix their remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments the following resolution as a Special Resolution:

   "**THAT** the articles of association of the Company be and are hereby amended in the following manner:–

   (1) *Clause 1*

   by deleting the definition of "Associates" in the existing clause 1.(b) and substituting therefor a new definition of "Associate" as follows:-

   "Associate" has the meaning ascribed to it by the rules of the stock exchange in the Relevant Territory;

* *for identification purposes only*

(2) Clause 79

by re-numbering the existing clause 79 as clause 79.(a) and inserting the following new clause 79.(b) immediately after the new clause 79.(a):

"79. (b) Where the Company has knowledge that any Shareholder is, under the rules of the stock exchange in the Relevant Territory, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.";

(3) Clause 107

by deleting the existing clause 107 in its entirety and substituting therefor a new clause 107 as follows:–

"107. (a) (i) No Director or intended Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director or any of his Associates shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director or any of his Associates so contracting or being any member or so interested be liable to account to the Company for any profit so realized by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall, if his interest or the interest of any of his Associates in such contract or arrangement is material, declare the nature of his interest or the interest of any of his Associates at the earliest meeting of the Board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he or any of his Associates is to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company.

(ii) Any Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company in which the Company may be interested and (unless otherwise agreed between the Company and the Director) no such Director shall be liable to account to the Company or the Shareholders for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any such other company. The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them as directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that

he may be, or is about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in the manner aforesaid.

(b) A Director may hold any other office or place of profit with the Company (except that of Auditors) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profit or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Articles.

(c) A Director shall not be entitled to vote (nor shall be counted in the quorum in relation to) on any resolution of the Board in respect of any contract or arrangement or any other proposal whatsoever in which he or any of his Associates has any material interest, and if he shall do so, his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(i) the giving of any security or indemnity either:-

(aa) to the Director or his Associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its Subsidiaries; or

(bb) to a third party in respect of a debt or obligation of the Company or any of its Subsidiaries for which the Director or his Associate(s) has/have himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of Shares or Debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his Associate(s) is/are or is/are to be interested as a participant/participants in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his Associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his Associate(s) is/are beneficially interested in the Shares of that company, provided that the Director and any of his Associates are not in aggregate beneficially interested in 5% or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his Associates is derived);

(iv) any proposal or arrangement concerning the benefit of employees of the Company or any of its Subsidiaries including:–

(aa) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which the Director or his Associate(s) may benefit; or

(bb) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to the Directors, his Associates and employees of the Company or any of its Subsidiaries and does not provide in respect of any Director, or his Associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his Associate(s) is/are interested in the same manner as other holders of Shares or Debentures or other securities of the Company by virtue only of his/their interest in Shares or Debentures or other securities of the Company.

A company shall be deemed to be a company in which a Director and/or his Associate(s) owns 5% or more if and so long as (but only if and so long as) he and/or his Associates, (either directly or indirectly) are the holders of or beneficially interested in 5% or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his Associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his Associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his Associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his Associate(s) is/are interested only as a unit holder.

Where a company in which a Director and/or his Associate(s) holds 5% or more is materially interested in a transaction, then the Director and/or his Associate(s) shall also be deemed materially interested in such transaction.

(d) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of or terminating the appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals shall be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not prohibited from voting under paragraph (c)) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(e) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or any of his Associates or the significance of a contract, arrangement or transaction or proposed contract, arrangement or transaction or as to the entitlement of any Director (other than such Chairman) to vote or form part of a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting (or, where question relates to the interest of the Chairman, to the other Directors at the meeting) and his ruling (or, as appropriate, the ruling of the other Directors by majority vote) in relation to any other Director (or, as appropriate, the Chairman) shall be final and conclusive except in a case where the nature or extent of the

interests of the Director (or, as appropriate, the Chairman) or any of his Associates concerned as known to such Director (or, as appropriate, the Chairman) has not been fairly disclosed to the Board.";

(4) *Clause 113*

by deleting the existing clause 113 in its entirety and substituting therefor a new clause 113 as follows:–

"113. No person, other than a Director retiring at the meeting shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting unless a notice in writing of the intention to propose such person for election as a Director, signed by a Shareholder (other than the person to be proposed for election as a Director) duly qualified to attend and vote at the meeting for which such notice is given, and a notice in writing signed by such person of his willingness to be elected shall have been lodged at the Head Office or at the Registration Office. The minimum length of the period during which such notices are given shall be at least 7 days and the period for lodgement of such notices shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting."; and

6. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(1) "**THAT**:

(a) subject to paragraph (1)(b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase issued shares of HK$0.01 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and to make or grant offers, agreements and options which might require the exercise of such powers in accordance with all applicable laws and the Rules Governing the Listing of Securities on Growth Enterprise Market of the Stock Exchange be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital repurchased or agreed conditionally or unconditionally to be repurchased by the Directors pursuant to the approval in paragraph (1)(a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution in general meetings.";

(2) "**THAT**:

(a) subject to paragraph (2)(c) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with authorised and unissued shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (2)(a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraph (2)(a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of options under a share option scheme of the Company; and

(iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company,

shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of this resolution and this approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution in general meetings;

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction or the requirements of any recognised regulatory body or any stock exchange)."; and

(3) "**THAT**:

conditional upon the passing of resolutions nos. 6(1) and 6(2) set out in the notice convening this meeting, the general mandate referred to in resolution no. 6(2) above be and is hereby extended by the addition to the aggregate nominal amount of shares which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of shares purchased by the Company pursuant to the mandate referred to in resolution no. 6(1) above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution.".

By Order of the Board
Harmiono Judianto
Chairman

Jakarta Indonesia, 22 April, 2004

Notes:

1. Any member of the Company entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member who is the holder of two or more shares of the Company may appoint more than one proxy to represent him to attend and vote on his behalf. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. To be effective, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's Share Registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Delivery of the form of proxy shall not preclude a member of the Company from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

3. The register of members of the Company will be closed from Thursday, 13 May 2004 to Tuesday, 18 May 2004, both days inclusive, during which period no transfer of shares of the Company will be registered. In order to qualify for the entitlement to the proposed final dividend for the year ended 31 December 2003 and for attending and voting at the above meeting, unregistered holders of shares of the Company should ensure that all transfers of shares accompanied by the relevant share certificates and appropriate transfer forms must be lodged with the Company's Share Registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Wednesday, 12 May 2004.

4. In relation to the Ordinary Resolutions nos. 6(1), 6(2) and 6(3) set out in the above notice, the Directors wish to state that they have no immediate plan to issue any new shares or repurchase any existing shares of the Company.

As at the date of this notice, Mr Harmiono Judianto, Mr Johanas Herkiamto and Mr Rudi Zulfian are the executive Directors and Mr Gandhi Prawira, Ms Novayanti and Ms Wang Poey Foon, Angela are the independent non-executive Directors.

This announcement will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Pan Sino International Holding Limited, you should at once hand this circular, together with the form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

This circular, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this circular is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this circular misleading; and (iii) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

PAN SINO INTERNATIONAL HOLDING LIMITED

環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8260)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

AND

PROPOSED GRANTING OF GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES OF THE COMPANY

A notice convening an annual general meeting of Pan Sino International Holding Limited to be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H.Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Tuesday, 18 May 2004 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time) is set out on pages 16 to 23 of this circular. A from of proxy for use at the annual general meeting is also enclosed. Such form of proxy is also published on the GEM website (www.hkgem.com).

Whether or not you are able to attend the annual general meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's Share Registrar in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the annual general meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if they so wish.

This circular will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

23 April 2004

* *for identification purposes only*

CONTENTS

In this circular, unless the context otherwise indicates, the following expressions shall have the following meanings:

"AGM"	the annual general meeting of the Company to be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H.Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Tuesday, 18 May 2004 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time), the notice of which is set out on pages 16 to 23 of this circular or any adjournment thereof
"Articles"	the current articles of association of the Company adopted by the Company on 25 June 2003
"Board"	the board of Directors
"Company"	Pan Sino International Holding Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on GEM
"Director(s)"	the director(s) of the Company
"GEM"	The Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	The Rules Governing the Listing of Securities on GEM
"Group"	the Company and its subsidiaries from time to time
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Latest Practicable Date"	21 April 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein
"Listing Date"	2 December 2003, being the date on which dealings in the Shares first commenced on GEM
"Nataki"	PT Nataki Bamasa, a limited liability company incorporated under the laws of Indonesia based on a deed of establishment dated 9 May 1997 and a 95%-owned subsidiary of the Company. Nataki is principally engaged in the trading of cocoa beans

"Proposed Buyback Mandate"	a general mandate proposed to be granted to the Directors at the AGM to repurchase Shares on the Stock Exchange of an aggregate nominal amount of up to 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the relevant resolution granting such mandate
"Proposed Issuance Mandate"	a general mandate proposed to be granted to the Directors at the AGM to allot, issue and deal with Shares of an aggregate nominal amount of up to 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate
"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	share(s) of HK$0.01 each in the capital of the Company
"Shareholder(s)"	holder(s) of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Codes on Takeovers and Mergers issued by the Securities and Futures Commission in Hong Kong

PAN SINO INTERNATIONAL HOLDING LIMITED
環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)

Executive Directors:
Mr. Harmiono Judianto *(Chairman)*
Mr. Johanas Herkiamto *(Vice Chairman)*
Mr. Rudi Zulfian

Independent Non-executive Directors:
Mr. Gandhi Prawira
Ms. Novayanti
Ms. Wang Poey Foon, Angela

Registered Office:
Caledonian House
P.O. Box 1043GT
George Town
Grand Cayman
Cayman Islands

Principal Place of Business in Hong Kong:
26th Floor, Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong

23 April 2004

To the Shareholders

Dear Sir/Madam,

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

AND

PROPOSED GRANTING OF GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES OF THE COMPANY

1. INTRODUCTION

The purpose of this circular is to provide the Shareholders with information in respect of the resolutions to be proposed at the AGM for (i) the amendments to the Articles; (ii) the granting to the Directors of the Proposed Buyback Mandate; (iii) the granting to the Directors of the Proposed Issuance Mandate; and (iv) the extension of the Proposed Issuance Mandate by adding to it the aggregate number of the issued Shares repurchased by the Company under the Proposed Buyback Mandate.

* *for identification purposes only*

2. PROPOSED AMENDMENTS TO THE ARTICLES

The Stock Exchange has announced amendments to the GEM Listing Rules which include, among other things, amendments to Appendix 3 of the GEM Listing Rules that came into effect on 31 March 2004. Such amendments to the Appendix 3 of the GEM Listing Rules require a GEM listed issuer's articles of association to conform with the following:-

(i) the minimum seven-day period for lodgment by shareholders of the notice to nominate a director shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting;

(ii) directors shall abstain from voting at the board meeting on any matter in which any of his associates has a material interest and are not to be counted towards the quorum of the relevant board meeting; and

(iii) where any shareholder is, under the GEM Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

In order to comply with the amended provisions of Appendix 3 of the GEM Listing Rules, a special resolution to modify the Articles is proposed to be passed at the AGM. The details of the proposed amendments to the Articles are stated in the proposed special resolution no. 5 in the notice convening the AGM as set out on pages 16 to 23 of this circular. A copy of the Articles will be available for inspection at the Company's principal place of business in Hong Kong at 26th Floor, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong during normal business hours from the date hereof up to and including the date of the AGM.

3. PROPOSED BUYBACK MANDATE AND PROPOSED ISSUANCE MANDATE

Ordinary resolutions will be proposed at the AGM to approve:-

(a) the granting to the Directors of the Proposed Buyback Mandate;

(b) the granting to the Directors of the Proposed Issuance Mandate; and

(c) the extension of the Proposed Issuance Mandate by an amount representing the aggregate nominal amount of the Shares repurchased by the Company pursuant to and in accordance with the Proposed Buyback Mandate.

The Proposed Buyback Mandate and the Proposed Issuance Mandate will continue in force until the conclusion of the next annual general meeting of the Company after the AGM or any earlier date as referred to in ordinary resolutions nos. 6(1) and 6(2) set out in the notice of the AGM. With reference to the Proposed Buyback Mandate and the Proposed Issuance Mandate, the Directors wish to state that they have no immediate plan to repurchase or issue any Shares pursuant thereto.

In accordance with the requirements of the GEM Listing Rules, the Company is required to send to the Shareholders an explanatory statement containing all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the granting of the Proposed Buyback Mandate. The explanatory statement as required by the GEM Listing Rules in connection with the Proposed Buyback Mandate is set out in the Appendix I to this circular.

4. AGM AND PROXY ARRANGEMENT

The notice of the AGM is set out on pages 16 to 23 of this circular. At the AGM, resolutions will be proposed to approve, inter alia, the amendments to the Articles, the granting of the Proposed Buyback Mandate and the Proposed Issuance Mandate and the extension of the Proposed Issuance Mandate by the addition thereto of the number of Shares repurchased pursuant to the Proposed Buyback Mandate.

A form of proxy for use at the AGM is enclosed with this circular. This proxy form will be published on the GEM website. In order to be valid, the form of proxy must be completed and signed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority at the Company's Share Registrar in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the AGM. Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM if you so wish.

5. RECOMMENDATION

The Directors consider that the proposed amendments to the Articles, the granting of the Proposed Buyback Mandate and the granting/extension of the Proposed Issuance Mandate are in the interests of the Company, the Group and the Shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

6. GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix I (Explanatory Statement on the Proposed Buyback Mandate), Appendix II (Procedure by which Shareholders may demand a poll at a general meeting pursuant to the Articles) and Appendix III (Details of the Directors proposed to be re-elected at the AGM) to this circular.

Yours faithfully,
By Order of the Board
Harmiono Judianto
Chairman

This Appendix contains the particulars that are required by the GEM Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to be proposed at the AGM in relation to the Proposed Buyback Mandate.

1. REASONS FOR SHARE BUYBACK

The Directors believe that the granting of the Proposed Buyback Mandate is in the interests of the Company and the Shareholders.

Repurchases of Shares may, depending on the market conditions and funding arrangements at the time, result in an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Proposed Buyback Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 800,000,000 Shares.

Subject to the passing of the relevant ordinary resolution no. 6(1) set out in the notice of the AGM in respect of the granting of the Proposed Buyback Mandate and on the basis that no Shares are issued or repurchased by the Company prior to the date of the AGM, the Directors would be authorised under the Proposed Buyback Mandate to repurchase a maximum of 80,000,000 Shares (representing 10% of the Shares in issue as at the Latest Practicable Date) during the period in which the Proposed Buyback Mandate remains in force.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and the Articles and the laws of the Cayman Islands.

The Company is empowered by its memorandum of association and the Articles to repurchase its Shares. The laws of the Cayman Islands provide that the amount of capital paid in connection with a share repurchase may only be paid out of either the profits of the Company or out of the proceeds of a fresh issue of Shares made for such purpose or, subject to the provisions of the Cayman Islands laws, out of capital. The amount of premium payable on repurchase may be paid out of the profits of the Company or out of the share premium account of the Company or, subject to the provisions of the Cayman Islands laws, out of capital.

4. IMPACT OF REPURCHASES

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended 31 December 2003) in the event that the Proposed Buyback Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not intend to exercise the Proposed Buyback Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Proposed Buyback Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code for all Shares not already owned by such Shareholder or group of Shareholders.

As at the Latest Practicable Date, Mr. Harmiono Judianto, the Company's controlling Shareholder, was interested in 456,400,000 Shares, representing approximately 57.1% of the total issued share capital of the Company. On the basis that no Shares are issued or purchased prior to the AGM, in the event that the Directors exercise in full the power to repurchase Shares in accordance with the terms of the relevant ordinary resolution to be proposed at the AGM, the interests of Mr. Harmiono Judianto in the issued Shares would be increased to approximately 63.4% of the total issued share capital of the Company. The Directors are not aware of any consequences which will arise under the Takeovers Code as a result of any repurchases to be made under the Proposed Buyback Mandate.

6. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective associates (as defined in the GEM Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Proposed Buyback Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the Proposed Buyback Mandate in accordance with the GEM Listing Rules and the applicable laws of the Cayman Islands.

No connected person (as defined in the GEM Listing Rules) of the Company has notified the Company that he has a present intention to sell Shares held by him to the Company, or has undertaken not to do so in the event that the granting of the Proposed Buyback Mandate is approved by the Shareholders.

7. MARKET PRICES OF SHARES

The highest and lowest prices per Share at which the Shares have traded on GEM in the last four months since the Listing Date to the Latest Practicable Date were as follows:-

	Highest	Lowest
	HK$	*HK$*
2003		
*December	0.490	0.250
2004		
January	0.500	0.300
February	0.490	0.370
March	0.455	0.330

* *From the Listing Date*

8. SHARES REPURCHASES MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the period starting from the Listing Date to the Latest Practicable Date (whether on GEM or otherwise).

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the AGM) pursuant to the Articles.

According to clause 72 of the Articles, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded by:–

(a) the Chairman of the meeting; or

(b) at least two Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

Pursuant to the GEM Listing Rules, the details of the Directors who will retire at the AGM according to the Articles and will be proposed to be re-elected at the AGM are provided below.

(1) Mr. Harmiono Judianto, aged 36, the Chairman of the Company

Experience

Mr. Harmiono Judianto joined the Group in December 1999. He had worked as a marketing manager since 1992 in two cocoa beans trading companies, namely P.T. Anditana Mandiri and later in P.T. Gading Trading Ltd., prior to acquiring the controlling interest in Nataki. Both of these cocoa beans trading companies focused on the export markets. As a result, Mr. Judianto built up his contacts with these overseas customers. Mr. Judianto controls all the key aspects of the Group's operations and is responsible for the overall strategic planning and business developments of the Group. He holds a Bachelor degree in Accounting from the Wijaya Kusuma University, Indonesia.

Length of service

Mr. Harmiono Judianto has entered into a service contract with the Company for an initial term of 3 years commencing from the Listing Date.

Relationships

Other than the relationship arising from his being the Chairman of the Board, the management shareholder (as defined in the GEM Listing Rules) and the controlling shareholder (as defined in the GEM Listing Rules) of the Company, Mr. Harmiono Judianto does not have any financial, business or family relationships with any other Directors, senior management, management shareholders (as defined in the GEM Listing Rules), substantial shareholders (as defined in the GEM Listing Rules), or controlling shareholders (as defined in the GEM Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Harmiono Judianto was interested in 456,400,000 Shares, representing approximately 57.1% of the existing issued share capital of the Company, pursuant to Part XV of the SFO. Save as disclosed above, Mr. Harmiono Judianto does not have any other interests or short positions in the Shares and underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Pursuant to the service contract entered into between Mr. Harmiono Judianto and the Company, he is entitled to receive a basic annual salary of approximately HK$45,000 on a 13-month basis (subject to adjustment at the discretion of the Directors). In addition, for each of the completed year of service, he is also entitled to a discretionary bonus, provided that (i) the aggregate amount of the bonus payable to him and all other executive

Directors in respect of such year may not exceed 10% of the audited combined or consolidated profit after taxation and minority interests (and after the payment of such bonus) but before extraordinary items of the Group (if any) for the relevant year (the "Profit") and (ii) the Profit for such year exceeds HK$10 million.

(2) Mr. Johanas Herkiamto, aged 30, the Vice-Chairman of the Company

Experience

Mr. Johanas Herkiamto joined the Group as president director of Nataki in December 1999 and is responsible for corporate policy formulation, strategic business planning, finance, investor relations, business developments and the daily management of the Group. Mr. Herkiamto holds a Bachelor degree in Business Administration from Texas A&M University in the United States of America. Mr. Herkiamto has over eight years of experience in the cocoa industry. Mr. Herkiamto worked for P.T. Davomas Abadi Tbk since 1995 where he built up contacts with local cocoa beans trading companies and farmers, and overseas customers of semi-processed cocoa products. In order to avoid potential conflicts of interest, Mr. Herkiamto has resigned as president director of P.T. Davomas Abadi Tbk.

Length of service

Mr. Johanas Herkiamto has entered into a service contract with the Company for an initial term of 3 years commencing from the Listing Date.

Relationships

Other than the relationship arising from his being the Vice-Chairman of the Board, Mr. Johanas Herkiamto does not have any financial, business or family relationships with any other Directors, senior management, management shareholders (as defined in the GEM Listing Rules), substantial shareholders (as defined in the GEM Listing Rules), or controlling shareholders (as defined in the GEM Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Johanas Herkiamto was interested in 16,000,000 share options of the Company attaching thereto the rights to subscribe for 16,000,000 Shares, representing 2% of the existing issued share capital of the Company, pursuant to Part XV of the SFO. Save as disclosed above, Mr. Johanas Herkiamto does not have any other interests or short positions in the Shares and underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Pursuant to the service contract entered into between Mr. Johanas Herkiamto and the Company, he is entitled to receive a basic annual salary of approximately HK$57,000 on a 13-month basis (subject to adjustment at the discretion of the Directors). In addition, for each of the completed year of service, he is also entitled to a discretionary bonus, provided that (i) the aggregate amount of the bonus payable to him and all other executive Directors in respect of such year may not exceed 10% of the audited combined or consolidated profit after taxation and minority interests (and after the payment of such bonus) but before extraordinary items of the Group (if any) for the relevant year (the "Profit") and (ii) the Profit for such year exceeds HK$10 million.

(3) Mr. Rudi Zulfian, aged 35, an executive Director

Experience

Mr. Rudi Zulfian joined the Group as a director of Nataki in December 1999 and is responsible for overseeing the daily operations and finance matters of the Group. Prior to joining the Group, Mr. Rudi Zulfian had worked as a finance manager in P.T. Harapan Bersama Trading, a food trading company which dealt with trading of cocoa beans, since 1995. Mr. Rudi Zulfian is a registered accountant and a broker dealer in Indonesia. Mr. Rudi Zulfian holds a Bachelor degree in Accounting from Andalas University, Indonesia.

Length of service

Mr. Rudi Zulfian has entered into a service contract with the Company for an initial term of 3 years commencing from the Listing Date.

Relationships

Other than the relationship arising from his being the executive Director, Mr. Rudi Zulfian does not have any financial, business or family relationships with any other Directors, senior management, management shareholders (as defined in the GEM Listing Rules), substantial shareholders (as defined in the GEM Listing Rules), or controlling shareholders (as defined in the GEM Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Rudi Zulfian was interested in 16,000,000 share options of the Company attaching thereto the rights to subscribe for 16,000,000 Shares, representing 2% of the existing issued share capital of the Company, pursuant to Part XV of the SFO. Save as disclosed above, Mr. Rudi Zulfian does not have any other interests or short positions in the Shares and underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Pursuant to the service contract entered into between Mr. Rudi Zulfian and the Company, he is entitled to receive a basic annual salary of approximately HK$46,000 on a 13-month basis (subject to adjustment at the discretion of the Directors). In addition, for each of the completed year of service, he is also entitled to a discretionary bonus, provided that (i) the aggregate amount of the bonus payable to him and all other executive Directors in respect of such year may not exceed 10% of the audited combined or consolidated profit after taxation and minority interests (and after the payment of such bonus) but before extraordinary items of the Group (if any) for the relevant year (the "Profit") and (ii) the Profit for such year exceeds HK$10 million.

(4) Ms. Novayanti, aged 30, an independent non-executive Director

Experience

Ms. Novayanti holds a Bachelor degree in management from the Indonesian Christian University in Indonesia. Ms. Novayanti has been working in the manufacturing-related industry since 1997. She worked for P.T. Tata Niaga, a plastic molding company, from 1997 to 1999 as the assistant manager for exports, P.T. Lancar Usaha Maju, a chemicals company, from 1999 to 2001 as the assistant director responsible for exports, and PT Palawitama Bina, a heavy equipment supplier, as a technical adviser to management on strategic trading plans and other related matters since 2001.

Length of service

Pursuant to the letter of appointment dated 23 June 2003 issued by the Company, the length of service of Ms. Novayanti with the Company is 1 year commencing from 23 June 2003.

Relationships

Other than the relationship arising from her being the independent non-executive Director, Ms. Novayanti does not have any financial, business or family relationships with any other Directors, senior management, management shareholders (as defined in the GEM Listing Rules), substantial shareholders (as defined in the GEM Listing Rules), or controlling shareholders (as defined in the GEM Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Ms. Novayanti was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Pursuant to the letter of appointment dated 23 June 2003 issued by the Company, Ms. Novayanti is entitled to receive an annual remuneration of approximately HK$46,000 on a 13-month basis.

(5) Mr. Gandhi Prawira, aged 38, an independent non-executive Director

Experience

Mr. Gandhi Prawira holds a Bachelor degree in Economics (Accounting) from Airlangga University, Indonesia. Mr. Gandhi Prawira has over 13 years of experience in the finance and accounting fields. He worked for P.T. Nidesco Jaya, a cocoa trading company, from 1990 to 1995 as the accounting manager, P.T. Bintang Makmur, a construction company, from 1995 to 2001 as the finance and accounting manager, and P.T. Aneka Bumi Kencana, a management consultant company, as the assistant vice president, finance, since 2001.

Length of service

Pursuant to the letter of appointment dated 16 October 2003 issued by the Company, the length of service of Mr. Gandhi Prawira with the Company is 1 year commencing from 16 October 2003.

Relationships

Other than the relationship arising from his being the independent non-executive Director, Mr. Gandhi Prawira does not have any financial, business or family relationships with any other Directors, senior management, management shareholders (as defined in the GEM Listing Rules), substantial shareholders (as defined in the GEM Listing Rules), or controlling shareholders (as defined in the GEM Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Gandhi Prawira was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Pursuant to the letter of appointment dated 16 October 2003 issued by Company, Mr. Gandhi Prawira is entitled to receive an annual remuneration of approximately HK$50,000 on a 13-month basis.

(6) Ms. Wang Poey Foon, Angela, aged 45, an independent non-executive Director

Experience

Ms. Wang holds an LLB (Hons) degree from the National University of Singapore and is a Solicitor in Hong Kong. She is currently the senior partner of a firm of solicitors in Hong Kong. She is also an independent non-executive director of Vision Century Corporation Limited (stock code: 0535), a company listed on the Main Board of the Stock Exchange.

Length of service

Pursuant to the letter of appointment dated 26 June 2003 issued by the Company, the length of service of Ms. Wang with the Company is 1 year commencing from 26 June 2003.

Relationships

Other than the relationship arising from her being the independent non-executive Director, Ms. Wang does not have any financial, business or family relationships with any other Directors, senior management, management shareholders (as defined in the GEM Listing Rules), substantial shareholders (as defined in the GEM Listing Rules), or controlling shareholders (as defined in the GEM Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Ms. Wang was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Pursuant to the letter of appointment dated 26 June 2003 issued by the Company, Ms. Wang is entitled to receive an annual remuneration of HK$120,000.

PAN SINO INTERNATIONAL HOLDING LIMITED
環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8260)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H.Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Tuesday, 18 May 2004 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time) for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2003;

2. To declare a final dividend of HK1 cent per share;

3. To re-elect the retiring Directors and to authorise the Board to fix the Directors' remuneration;

4. To appoint the Auditors and to authorise the Board to fix their remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments the following resolution as a Special Resolution:

   "**THAT** the articles of association of the Company be and are hereby amended in the following manner:–

   (1) *Clause 1*

   by deleting the definition of "Associates" in the existing clause 1.(b) and substituting therefor a new definition of "Associate" as follows:-

   "Associate" has the meaning ascribed to it by the rules of the stock exchange in the Relevant Territory;

   (2) *Clause 79*

   by re-numbering the existing clause 79 as clause 79.(a) and inserting the following new clause 79.(b) immediately after the new clause 79.(a):

   "79. (b) Where the Company has knowledge that any Shareholder is, under the rules of the stock exchange in the Relevant Territory, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.";

* *for identification purposes only*

(3) *Clause 107*

by deleting the existing clause 107 in its entirety and substituting therefor a new clause 107 as follows:–

"107. (a) (i) No Director or intended Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director or any of his Associates shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director or any of his Associates so contracting or being any member or so interested be liable to account to the Company for any profit so realized by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall, if his interest or the interest of any of his Associates in such contract or arrangement is material, declare the nature of his interest or the interest of any of his Associates at the earliest meeting of the Board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he or any of his Associates is to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company.

(ii) Any Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company in which the Company may be interested and (unless otherwise agreed between the Company and the Director) no such Director shall be liable to account to the Company or the Shareholders for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any such other company. The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them as directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or is about to be, appointed a

director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in the manner aforesaid.

(b) A Director may hold any other office or place of profit with the Company (except that of Auditors) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profit or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Articles.

(c) A Director shall not be entitled to vote (nor shall be counted in the quorum in relation to) on any resolution of the Board in respect of any contract or arrangement or any other proposal whatsoever in which he or any of his Associates has any material interest, and if he shall do so, his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(i) the giving of any security or indemnity either:-

(aa) to the Director or his Associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its Subsidiaries; or

(bb) to a third party in respect of a debt or obligation of the Company or any of its Subsidiaries for which the Director or his Associate(s) has/have himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of Shares or Debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his Associate(s) is/are or is/are to be interested as a participant/participants in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his Associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his Associate(s) is/are beneficially interested in the Shares of that company, provided that the Director and any of his Associates are not in aggregate beneficially interested in 5% or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his Associates is derived);

(iv) any proposal or arrangement concerning the benefit of employees of the Company or any of its Subsidiaries including:–

(aa) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which the Director or his Associate(s) may benefit; or

(bb) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to the Directors, his Associates and employees of the Company or any of its Subsidiaries and does not provide in respect of any Director, or his Associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his Associate(s) is/are interested in the same manner as other holders of Shares or Debentures or other securities of the Company by virtue only of his/their interest in Shares or Debentures or other securities of the Company.

A company shall be deemed to be a company in which a Director and/or his Associate(s) owns 5% or more if and so long as (but only if and so long as) he and/or his Associates, (either directly or indirectly) are the holders of or beneficially interested in 5% or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his Associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his Associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his Associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his Associate(s) is/are interested only as a unit holder.

Where a company in which a Director and/or his Associate(s) holds 5% or more is materially interested in a transaction, then the Director and/or his Associate(s) shall also be deemed materially interested in such transaction.

(d) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of or terminating the appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals shall be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not prohibited from voting under paragraph (c)) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(e) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or any of his Associates or the significance of a contract, arrangement or transaction or proposed contract, arrangement or transaction or as to the entitlement of any Director (other than such Chairman) to vote or form part of a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting (or, where question relates to the interest of the Chairman, to the other Directors at the meeting) and his ruling (or, as appropriate, the ruling of the other Directors by majority vote) in relation to any other Director (or, as appropriate, the Chairman) shall be final and conclusive except in a case where the nature or extent of the interests of the Director (or, as appropriate, the Chairman) or any of his Associates concerned as known to such Director (or, as appropriate, the Chairman) has not been fairly disclosed to the Board.";

(4) Clause 113

by deleting the existing clause 113 in its entirety and substituting therefor a new clause 113 as follows:–

"113. No person, other than a Director retiring at the meeting shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting unless a notice in writing of the intention to propose such person for election as a Director, signed by a Shareholder (other than the person to be proposed for election as a Director) duly qualified to attend and vote at the meeting for which such notice is given, and a notice in writing signed by such person of his willingness to be elected shall have been lodged at the Head Office or at the Registration Office. The minimum length of the period during which such notices are given shall be at least 7 days and the period for lodgement of such notices shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting."; and

6. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(1) "**THAT**:

(a) subject to paragraph (1)(b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase issued shares of HK$0.01 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and to make or grant offers, agreements and options which might require the exercise of such powers in accordance with all applicable laws and the Rules Governing the Listing of Securities on Growth Enterprise Market of the Stock Exchange be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital repurchased or agreed conditionally or unconditionally to be repurchased by the Directors pursuant to the approval in paragraph (1)(a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution in general meetings.";

(2) "**THAT**:

(a) subject to paragraph (2)(c) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with authorised and unissued shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (2)(a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraph (2)(a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of options under a share option scheme of the Company; and

(iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company,

shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of this resolution and this approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution in general meetings;

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction or the requirements of any recognised regulatory body or any stock exchange)."; and

(3) "**THAT**:

conditional upon the passing of resolutions nos. 6(1) and 6(2) set out in the notice convening this meeting, the general mandate referred to in resolution no. 6(2) above be and is hereby extended by the addition to the aggregate nominal amount of shares which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of shares purchased by the Company pursuant to the mandate referred to in resolution no. 6(1) above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution.".

By Order of the Board
Harmiono Judianto
Chairman

Jakarta Indonesia, 22 April, 2004

Notes:

1. Any member of the Company entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member who is the holder of two or more shares of the Company may appoint more than one proxy to represent him to attend and vote on his behalf. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. To be effective, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's Share Registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Delivery of the form of proxy shall not preclude a member of the Company from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

3. The register of members of the Company will be closed from Thursday, 13 May 2004 to Tuesday, 18 May 2004, both days inclusive, during which period no transfer of shares of the Company will be registered. In order to qualify for the entitlement to the proposed final dividend for the year ended 31 December 2003 and for attending and voting at the above meeting, unregistered holders of shares of the Company should ensure that all transfers of shares accompanied by the relevant share certificates and appropriate transfer forms must be lodged with the Company's Share Registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Wednesday, 12 May 2004.

4. In relation to the Ordinary Resolutions nos. 6(1), 6(2) and 6(3) set out in the above notice, the Directors wish to state that they have no immediate plan to issue any new shares or repurchase any existing shares of the Company.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

Pan Sino International Holding Limited

環新國際有限公司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8260)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Pan Sino International Holding Limited (the "Company") hereby announces that a meeting of the Board will be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H.Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Monday, 10 May 2004 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time) for the following purposes:–

1. To consider and approve the first quarterly unaudited results of the Company and its subsidiaries for the three months ended 31 March 2004;

2. To approve the draft announcement and first quarterly report in respect of the first quarterly unaudited results of the Company and its subsidiaries for the three months ended 31 March 2004 to be published on the website of the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ("GEM") and/or dispatched to the Company's shareholders;

3. To consider the payment of interim dividend, if any;

4. To consider the closure of the Company's Register of Members, if necessary; and

5. To transact any other business.

By order of the Board
Rudi Zulfian
Director

Jakarta, Indonesia, 27 April 2004

As at the date of this notice, Mr Harmiono Judianto, Mr Johanas Herkiamto and Mr Rudi Zulfian are the executive directors of the Company and Mr Gandhi Prawira, Ms Novayanti and Ms Wang Poey Foon, Angela are the independent non-executive directors of the Company.

This announcement will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

* *For identification purposes only*

Pan Sino International Holding Limited
環新國際有限公司*

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 8260)

RESULTS ANNOUNCEMENT
For The Three Months Ended 31st March 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the Directors of Pan Sino International Holding Limited (the "Company") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purposes only*

HIGHLIGHTS

- Turnover for the three months ended 31st March 2004, amounted to approximately HK$ 97.13 million, representing a slight decrease of approximately 1.45% compared to the corresponding period in 2003.
- Sales volume for the three months ended 31st March 2004 increased by approximately 39.12% into 8,180 tonnes compared to the corresponding period in 2003.
- Net profit from operations increased by 19.87% compared to the corresponding period in 2003 to approximately HK$ 23.32 million for the three months ended 31st March 2004.
- Earning per share was approximately HK1.97 cents.
- The Directors do not recommend payment of an interim dividend for the three months ended 31st March 2004.
- Profit attributable to shareholders for the three months ended 31st March 2004 was approximately HK$15,726,000.00 representing an increase of approximately 15.96% compared to the corresponding period.

RESULTS

The Directors (the "Directors") of Pan Sino International Holding Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (together the "Group") for the three months ended 31st March, 2004 together with the comparative unaudited figures for the corresponding period in 2003 (the "Relevant Period"), as follows:

		(Unaudited) three months ended 31st March,	
		2004	2003
	Notes	***HK$'000***	*HK$'000*
Turnover	*3*	**97,128**	98,562
Cost of sales		**(73,868)**	(78,184)
Gross profit		**23,261**	20,378
Interest income		**1,015**	617
Selling & distribution expenses		**(446)**	(325)
General and administration expenses		**(640)**	(418)
Net exchange loss		**129**	(798)
Profit from operations		**23,319**	19,453
Finance cost		**0**	(907)
Profit before taxation	*4*	**23,319**	18,546
Taxation	*5*	**(6,772)**	(4,268)
Profit after taxation		**16,547**	14,278
Minority interest		**(821)**	(716)
Profit attributable to shareholders	*6*	**15,726**	13,562
Earnings per share			
Basic (cents)	*7a*	**1.97**	2.42
Diluted (cents)	*7b*	**1.84**	2.21

Notes:

1. **Group Reorganisation**

The Company was incorporated in the Cayman Islands on 16th October 2002 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Pursuant to a reorganisation scheme to rationalise the structure of the Group in preparation for the listing of the Company's shares on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, the Company became the holding company of the companies now comprising the Group on 23rd June 2003. This was accomplished through the acquisition of the entire issued share capital of Dickinson Group Limited in consideration of and in exchange for the Company's allotted and issued ordinary shares.

2. **Accounting Policies**

The accounting policies adopted for the preparation of these unaudited consolidated results of the Group are consistent with those adopted by the Group in the preparation of annual audited financial statements for the year ended 31st December 2003.

3. **Turnover and revenue**

The Group's principally activity is in trading of cocoa beans. Turnover represents the invoiced value of goods sold during the three months ended 31st March 2004.

4. **Profit Before Taxation**

	(Unaudited) three months ended 31st March,	
	2004	2003
	HK$'000	*HK$'000*
Profit before taxation is arrived at after charging:		
Cost of inventories sold	**73,868**	78,184
Auditors' remuneration	**–**	–
Depreciation	**7**	30
Directors' remuneration	**107**	55
Other staff costs	**254**	218
Interest on other loan wholly repayable within five years	**–**	907
Minimum lease payments in respect of land and buildings	**131**	60

5. **Taxation**

(a) Taxation in the consolidated income statement represents:

	(Unaudited) three months ended 31st March,	
	2004	2003
	HK$'000	*HK$'000*
Income tax expense		
Indonesia:		
Current tax	**6,772**	4,268
Deferred tax	**–**	–
	6,772	4,268

During the three months ended 31st March 2004, all of the Group's profits were derived from PT. Nataki Bamasa, incorporated and operated in the Republic of Indonesia. No provision for Hong Kong profits tax has been made in these financial statements as the Group has no assessable profits for the period. Provision for Indonesian corporate income tax for the current period is based on the following progressive tax rates:

Taxable income Rate	
IDR	%
On the first 50,000,000	10
On the next 50,000,000	15
Over 100,000,000	30

The tax charge for the three months ended 31st March 2004 can be reconciled to the profit per the income statement as follows:

	(Unaudited) three months ended 31st March,	
	2004	2003
	HK$'000	*HK$'000*
Profit before taxation	**23,319**	18,546
Taxation at the Indonesian progressive income tax rates	**6,996**	5,564
Tax effect of expenses that are not deductible in determining taxable profit	**22**	6
Tax effect of income that is not assessable in determining taxable profit	**(246)**	(179)
Tax effect of cumulative tax loss	**-**	(1,123)
Income tax expense	**6,772**	4,268

6. Profit Attributable to Shareholders

Profit attributable to shareholders includes a profit of approximately HK$15.73 million which has been dealt with in the unaudited financial statements of the Company.

7. Earnings per Share

a. The calculation of the basic earnings per share is based on profit attributable to shareholders for the three months ended 31st March 2004 of HK$15,726,000.00 (31st March, 2003: HK$13,562,000.00) and on 800,000,000 (2003: 560,000,000) shares in issue during the period.

b. The calculation of the diluted earnings per share is based on profit attributable to shareholders for the three months ended 31st March 2004 of HK$15,726,000.00 (31st March, 2003: HK$13,562,000.00) and on 854,564,103 (2003: 614,755,556) shares in issue during the period.

MOVEMENT OF RESERVES

	Share Premium *HK$'000*	*Revenue reserve* *HK$'000*	*Special reserve* *HK$'000*	*Exchange reserve* *HK$'000*	*Total* *HK$'000*
At 1 January 2003	–	(45,521)	1,032	7,428	(37,061)
Profit for the period	–	13,562	–	–	13,562
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	–	(397)	(397)
At 31 March 2003	–	(31,959)	1,032	7,031	(23,896)
At 1 January 2004	86,800	31,754	83,232	10,558	212,344
Profit for three month 2004	–	15,726	–	–	15,726
Exchange differences on translation of financial statement of overseas subsidiaries	–	–	–	2,388	2,388
At 31 March 2004	86,800	47,480	83,232	12,946	230,458

INTERIM DIVIDENDS

The Board does not recommend the payment of any dividend for the three months ended 31st March 2004 (2003: Nil).

BUSINESS REVIEW

In light of the Group's business strategies, the Group has formulated the business plans to implement its strategies in the time periods as set out in the prospectus. Given that the Group has been listed for approximately four month, none of the business plans has been implemented yet, since the first business plan will be applicable at the end of June 2004.

The trend in turnover in the first quarter of 2004 from 2003 was mainly because of the cocoa beans crop season where in the first quarter is usually the low season for cocoa beans. The main crop usually starts in April until June in each year.

In terms of volume, the Company's sales has increased from 5,880 tonnes for the three months ended 31st March 2003 to 8,180 tonnes for the three months ended 31st March 2004, representing an increase of approximately 39.12%.

However, net profit from operations in the first quarter of 2004 increased by approximately by 19.87% compared to the corresponding period in 2003 of approximately HK$23.32 million.

The Group is one of the few purchasers in Indonesia that can provide farmers with a 50% advance payment for the purchase of cocoa beans. This is very important in dealing with the farmers. Given our standing as one of the major exporters of cocoa beans in Indonesia and the ability to provide farmers with this payment mode the Group is able to source cocoa beans from these farmers at more competitive prices.

The Group distinguishes itself from other cocoa beans traders in Indonesia by maintaining good relationships with the farmers through the provision of certain 'value-added' services. The Group provides farmers, on an informal basis, with general information on the cocoa market, such as the customers' forecast demand for cocoa beans and feedback on the quality of the cocoa beans supplied by the farmers. In addition the Group assists the farmers on an informal basis in improving the yield and quality of their cocoa beans harvests by arranging for education and training sessions on topics such as improved farming, harvesting and after-harvesting work methods including fermentation and drying techniques.

Relationship with Customers

The Group has maintained good and stable relationships with its overseas customers since commencement of business with them. This is evidenced by the Sales Agreements entered into between the Group and three major customers. These customers have agreed to purchase an aggregate annual minimum amount of 28,000 tonnes of cocoa beans from the Group for an initial term of three years commencing from October 2002. In addition to this, the Group has not experienced any customer complaints or returned sales during the three months ended 31st March 2004. The Directors believe that the ability to provide quality cocoa beans and reliable service to these customers are very important as they are established cocoa product suppliers in Europe who source cocoa beans from all over the world.

FUTURE PROSPECTS

The trend in turnover in the first quarter of 2004 and 2003 was mainly because the cocoa beans crop season in the first quarter is usually the low season. The main crop usually starts in April until July each year.

The business and revenue of the Group is in line with the cocoa beans crop season in Indonesia where the second quarter of the year 2004 will be the main crop of cocoa beans. The main crop will give a positive impact to the Group's sales and revenue. For instance, we see the comparison of the turnover of the Group for the second quarter in 2003 was increased by approximately 121.82 % from the turnover of the first quarter in 2003. The increase was because the main crops of cocoa beans are harvested in the second quarter of each year.

The international cocoa beans trading industry is competitive with numerous suppliers from both domestic and overseas markets. Cocoa beans traders in Indonesia face competition from other traders within their own country and from other major cocoa beans exporting countries such as Cote d'Ivoire and Ghana. However, the Directors believe that the Group will be able to maintain its competitive edge for the following reasons:

- the Group has entered into the Sales Agreements with three of its customers to ensure the continuous flow of business from these customers;

- the Group is one of the few purchasers in Indonesia which provide farmers with a 50% advance payment for purchases.

Other important factors in dealing with the farmers are:

- the Group's ability to place large orders enables us to obtain more competitive prices from the farmers. In return the Group can offer its export customers, all of whom are established cocoa product suppliers in Europe, export-quality cocoa beans at attractive prices. The Directors believe that this is especially important to overseas customers as they source cocoa beans from all over the world;

- the Group's senior management team has experience and well established business relationships in the cocoa industry;

- the Group adopts stringent quality control procedures to ensure that the quality of the cocoa beans sourced meet with customers' requirements;

- the Group is a major exporter of cocoa beans in Indonesia. According to INCA, for the year ended 31st December 2002, Nataki was the fourth largest exporter of cocoa beans in Indonesia, accounting for approximately 6.1% of the country's total export volume of cocoa beans for that year;

- the Group maintains close relationships with the farmers by providing value-added services such as latest market information on the cocoa industry and informal training on farming and harvesting methods;

- Indonesia is currently the third largest producers of cocoa beans in the world and according to INCA, aims to be the largest producers by 2010.

USE OF PROCEEDS

As at 31st March 2004, the net proceeds from the public listing have not been applied. The unused proceeds are now being placed on interest-bearing deposits with licensed banks in Indonesia.

COMPETING INTERESTS

None of the Directors, the substantial shareholder or the management shareholders (as defined in the GEM Listing Rules) had no interest in any business that competed with or might compete with the business of the Group.

MAJOR CUSTOMERS AND SUPPLIERS

The Group had four customers during the three months ended 31st March 2004 and sales to the largest customer included therein amounted to approximately 40%. During the three months ended 31st March 2004, the Group's five largest suppliers accounted for less than 30% of the Group's total purchases.

To the best knowledge of the Directors, neither the Directors, their associates, nor any shareholders who owned more than 5% of the Company's issued share capital, had any beneficial interest in any of the Group's five largest customers during the three months ended 31st March 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the three months ended 31st March 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

SPONSOR'S INTERESTS

As updated and notified by the Company's sponsor, Celestial Capital Limited ("CASH"), as at 31st March 2004, neither CASH nor any of its Directors, employees or associates had any interests in the shares of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the shares of the Company or any member of the Group.

Pursuant to the sponsorship agreement dated 24th November 2003 entered with the Company, CASH received and will receive fees for acting as the Company's continuing sponsor for the period from the Listing Date to 31st December 2005.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference in compliance with Rules 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review the Company's annual report and accounts, half-yearly reports and quarterly reports and to provide advice and comments thereon to the Board. The audit committee will also be responsible for reviewing and supervising the financial reporting process and internal control procedures of the Group. The audit committee has two members comprising the two independent non-executive Directors, namely Mr. Gandhi Prawira and Ms. Novayanti. Mr. Gandhi Prawira is the Chairman of the audit committee.

Up to the date of approval of these financial statements, the audit committee has held 2 meeting and has reviewed the unaudited figures for the first quarter report and accounts for the three months ended 31st March 2004 prior to recommending such accounts to the Board for approval.

COMPLIANCE

In the opinion of the Directors, the Company has complied with Rules 5.28 to 5.39 of the GEM Listing Rules concerning board practices and procedures throughout the three months ended 31st March 2004.

DIRECTORS

Executive Directors of the Company as at the date of this announcement are Mr. Harmiono Judianto, Mr. Johanas Herkiamto and Mr. Rudi Zulfian and the Independent non-Executive Directors of the Company as at the date of this announcement are Ms. Novayanti, Mr. Gandhi Prawira and Ms. Wang Poey Foon, Angela.

On behalf of the Board
Mr. Harmiono Judianto
Chairman

Hong Kong, 10th May 2004.

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the day of its posting.

(k)

PAN SINO INT'L<08260> - Results Announcement (Q1, 2004, Summary)

PAN SINO INTERNATIONAL HOLDING LIMITED announced on 10/05/2004:
(stock code: 08260)

Year end date	:31/12/2004
Currency	:HKD
Auditors' report	:N/A
1st Quarterly Report Reviewed by	Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited) Current Period from 01/01/2004 to 31/03/2004 $'000	(Unaudited) Last Corresponding Period from 01/01/2003 to 31/03/2003 $'000
Turnover	:	97,128	98,562
Profit/(Loss) from Operations	:	23,319	19,453
Finance cost	:	0	(907)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	15,726	13,562
% Change Over the Last Period	:	+15.96%	
EPS / (LPS)			
Basic (in dollar)	:	HKD 0.0197	HKD 0.0242
Diluted (in dollar)	:	HKD 0.0184	HKD 0.0221
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	15,726	13,562
1st Quarter Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 1st Quarter Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

For and on behalf of
PAN SINO INTERNATIONAL HOLDING LIMITED

Signature :
Name : Johanas Herkiamto
Title : Vice Chairman

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange

has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losse suffered by the Exchange in connection with or relating to the Information.

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading. The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

1. Group Reorganisation.

The Company was incorporated in the Cayman Islands on 16th October 2002 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Pursuant to a reorganisation scheme to rationalise the structure of the Group in preparation for the listing of the Company¡¦s shares on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited on 2nd December 2003, the Company became the holding company of the companies now comprising the Group on 23rd June 2003. This was accomplished through the acquisition of the entire issued share capital of Dickinson Group Limited in consideration of and in exchange for the Company¡¦s allotted and issued ordinary shares.

2. Listing Date

The Company was listed on 2nd December 2003

3. Basis of Preparation

The accounting policies adopted for the preparation of these unaudited consolidated results of the Group are consistent with those adopted by the Group in the preparation of annual audited financial statements for the year ended 31st December 2003.

4. Earnings per share

The calculation of the basic earnings per share is based on profit attributable to shareholders for the three months ended 31st March 2004 of HK$15,726,000.00 (31st March, 2003: HK$13,562,000.00) and on 800,000,000 (2003: 560,000,000) shares in issue during the period.

The calculation of the diluted earnings per share is based on profit attributable to shareholders for the three months ended 31st March 2004 of HK$15,726,000.00 (31st March, 2003: HK$13,562,000.00) and on 854,564,103 (2003: 614,755,556) shares in issue during the period.



Pan Sino International Holding Limited

環新國際有限公司

(Incorporated in the Cayman Islands with limited liability)

First Quarterly Report 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the Directors of Pan Sino International Holding Limited (the "Company") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

HIGHLIGHTS

- *Turnover for the three months ended 31st March 2004, amounted to approximately HK$* 97.13 million, representing a slight decrease of approximately 1.45% compared to the corresponding period in 2003.
- Sales volume for the three months ended 31st March 2004 increased by approximately 39.12% into 8,180 tonnes compared to the corresponding period in 2003.
- Net profit from operations increased by 19.87% compared to the corresponding period in 2003 to approximately HK$ 23.32 million for the three months ended 31st March 2004.
- Earning per share was approximately HK1.97 cents.
- The Directors do not recommend payment of an interim dividend for the three months ended 31st March 2004.
- Profit attributable to shareholders for the three months ended 31st March 2004 was approximately HK$15,726,000.00 representing an increase of approximately 15.96% compared to the corresponding period.

RESULTS

The Directors (the "Directors") of Pan Sino International Holding Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (together the "Group") for the three months ended 31st March, 2004 together with the comparative unaudited figures for the corresponding period in 2003 (the "Relevant Period"), as follows:

		(Unaudited) three months ended 31st March,	
		2004	2003
	Notes	***HK$'000***	*HK$'000*
Turnover	3	**97,128**	98,562
Cost of sales		**(73,868)**	(78,184)
Gross profit		**23,261**	20,378
Interest income		**1,015**	617
Selling & distribution expenses		**(446)**	(325)
General and administration expenses		**(640)**	(418)
Net exchange loss		**129**	(798)
Profit from operations		**23,319**	19,453
Finance cost		**0**	(907)
Profit before taxation	4	**23,319**	18,546
Taxation	5	**(6,772)**	(4,268)
Profit after taxation		**16,547**	14,278
Minority interest		**(821)**	(716)
Profit attributable to shareholders	6	**15,726**	13,562
Earnings per share			
Basic (cents)	7a	**1.97**	2.42
Diluted (cents)	7b	**1.84**	2.21

Notes:

1. **Group Reorganisation**

The Company was incorporated in the Cayman Islands on 16th October 2002 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Pursuant to a reorganisation scheme to rationalise the structure of the Group in preparation for the listing of the Company's shares on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, the Company became the holding company of the companies now comprising the Group on 23rd June 2003. This was accomplished through the acquisition of the entire issued share capital of Dickinson Group Limited in consideration of and in exchange for the Company's allotted and issued ordinary shares.

2. **Accounting Policies**

The accounting policies adopted for the preparation of these unaudited consolidated results of the Group are consistent with those adopted by the Group in the preparation of annual audited financial statements for the year ended 31st December 2003.

3. **Turnover and revenue**

The Group's principally activity is in trading of cocoa beans. Turnover represents the invoiced value of goods sold during the three months ended 31st March 2004.

4. **Profit Before Taxation**

	(Unaudited) three months ended 31st March,	
	2004	2003
	HK$'000	*HK$'000*
Profit before taxation is arrived at after charging:		
Cost of inventories sold	**73,868**	78,184
Auditors' remuneration	**-**	-
Depreciation	**7**	30
Directors' remuneration	**107**	55
Other staff costs	**254**	218
Interest on other loan wholly repayable within five years	**-**	907
Minimum lease payments in respect of land and buildings	**131**	60

5. Taxation

(a) Taxation in the consolidated income statement represents:

	(Unaudited) three months ended 31st March,	
	2004	2003
	HK$'000	*HK$'000*
Income tax expense		
Indonesia:		
Current tax	**6,772**	4,268
Deferred tax	**-**	-
	6,772	4,268

During the three months ended 31st March 2004, all of the Group's profits were derived from PT. Nataki Bamasa, incorporated and operated in the Republic of Indonesia. No provision for Hong Kong profits tax has been made in these financial statements as the Group has no assessable profits for the period. Provision for Indonesian corporate income tax for the current period is based on the following progressive tax rates:

Taxable income Rate	
IDR	**%**
On the first 50,000,000	10
On the next 50,000,000	15
Over 100,000,000	30

The tax charge for the three months ended 31st March 2004 can be reconciled to the profit per the income statement as follows:

	(Unaudited) three months ended 31st March,	
	2004	2003
	HK$'000	*HK$'000*
Profit before taxation	**23,319**	18,546
Taxation at the Indonesian progressive income tax rates	**6,996**	5,564
Tax effect of expenses that are not deductible in determining taxable profit	**22**	6
Tax effect of income that is not assessable in determining taxable profit	**(246)**	(179)
Tax effect of cumulative tax loss	**-**	(1,123)
Income tax expense	**6,772**	4,268

6. Profit Attributable to Shareholders

Profit attributable to shareholders includes a profit of approximately HK$15.73 million which has been dealt with in the unaudited financial statements of the Company.

7. Earnings per Share

a. The calculation of the basic earnings per share is based on profit attributable to shareholders for the three months ended 31st March 2004 of HK$15,726,000.00 (31st March, 2003: HK$13,562,000.00) and on 800,000,000 (2003: 560,000,000) shares in issue during the period.

b. The calculation of the diluted earnings per share is based on profit attributable to shareholders for the three months ended 31st March 2004 of HK$15,726,000.00 (31st March, 2003: HK$13,562,000.00) and on 854,564,103 (2003: 614,755,556) shares in issue during the period.

MOVEMENT OF RESERVES

	Share Premium	Revenue reserve	Special reserve	Exchange reserve	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2003	–	(45,521)	1,032	7,428	(37,061)
Profit for the period	–	13,562	–	–	13,562
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	–	(397)	(397)
At 31 March 2003	–	(31,959)	1,032	7,031	(23,896)
At 1 January 2004	86,800	31,754	83,232	10,558	212,344
Profit for three month 2004	–	15,726	–	–	15,726
Exchange differences on translation of financial statement of overseas subsidiaries	–	–	–	2,388	2,388
At 31 March 2004	86,800	47,480	83,232	12,946	230,458

INTERIM DIVIDENDS

The Board does not recommend the payment of any dividend for the three months ended 31st March 2004 (2003: Nil).

BUSINESS REVIEW

In light of the Group's business strategies, the Group has formulated the business plans to implement its strategies in the time periods as set out in the prospectus. Given that the Group has been listed for approximately four month, none of the business plans has been implemented yet, since the first business plan will be applicable at the end of June 2004.

In terms of volume, the Company's sales has increased from 5,880 tonnes for the three months ended 31st March 2003 to 8,180 tonnes for the three months ended 31st March 2004, representing an increase of approximately 39.12%.

However, net profit from operations in the first quarter of 2004 increased by approximately by 19.87% compared to the corresponding period in 2003 of approximately HK$23.32 million.

The Group is one of the few purchasers in Indonesia that can provide farmers with a 50% advance payment for the purchase of cocoa beans. This is very important in dealing with the farmers. Given our standing as one of the major exporters of cocoa beans in Indonesia and the ability to provide farmers with this payment mode the Group is able to source cocoa beans from these farmers at more competitive prices.

The Group distinguishes itself from other cocoa beans traders in Indonesia by maintaining good relationships with the farmers through the provision of certain 'value-added' services. The Group provides farmers, on an informal basis, with general information on the cocoa market, such as the customers' forecast demand for cocoa beans and feedback on the quality of the cocoa beans supplied by the farmers. In addition the Group assists the farmers on an informal basis in improving the yield and quality of their cocoa beans harvests by arranging for education and training sessions on topics such as improved farming, harvesting and after-harvesting work methods including fermentation and drying techniques.

Relationship with Customers

The Group has maintained good and stable relationships with its overseas customers since commencement of business with them. This is evidenced by the Sales Agreements entered into between the Group and three major customers. These customers have agreed to purchase an aggregate annual minimum amount of 28,000 tonnes of cocoa beans from the Group for an initial term of three years commencing from October 2002. In addition to this, the Group has not experienced any customer complaints or returned sales during the three months ended 31st March 2004. The Directors believe that the ability to provide quality cocoa beans and reliable service to these customers are very important as they are established cocoa product suppliers in Europe who source cocoa beans from all over the world.

FUTURE PROSPECTS

The trend in turnover in the first quarter of 2004 and 2003 was mainly because the cocoa beans crop season in the first quarter is usually the low season. The main crop usually starts in April until July each year.

The business and revenue of the Group is in line with the cocoa beans crop season in Indonesia where the second quarter of the year 2004 will be the main crop of cocoa beans. The main crop will give a positive impact to the Group's sales and revenue. For instance, we see the comparison of the turnover of the Group for the second quarter in 2003 was increased by approximately 121.82 % from the turnover of the first quarter in 2003. The increase was because the main crops of cocoa beans are harvested in the second quarter of each year.

The international cocoa beans trading industry is competitive with numerous suppliers from both domestic and overseas markets. Cocoa beans traders in Indonesia face competition from other traders within their own country and from other major cocoa beans exporting countries such as Cote d'Ivoire and Ghana. However, the Directors believe that the Group will be able to maintain its competitive edge for the following reasons:

- the Group has entered into the Sales Agreements with three of its customers to ensure the continuous flow of business from these customers;

- the Group is one of the few purchasers in Indonesia which provide farmers with a 50% advance payment for purchases.

Other important factors in dealing with the farmers are:

- the Group's ability to place large orders enables us to obtain more competitive prices from the farmers. In return the Group can offer its export customers, all of whom are established cocoa product suppliers in Europe, export-quality cocoa beans at attractive prices. The Directors believe that this is especially important to overseas customers as they source cocoa beans from all over the world;

- the Group's senior management team has experience and well established business relationships in the cocoa industry;

- the Group adopts stringent quality control procedures to ensure that the quality of the cocoa beans sourced meet with customers' requirements;

- the Group is a major exporter of cocoa beans in Indonesia. According to INCA, for the year ended 31st December 2002, Nataki was the fourth largest exporter of cocoa beans in Indonesia, accounting for approximately 6.1% of the country's total export volume of cocoa beans for that year;

- the Group maintains close relationships with the farmers by providing value-added services such as latest market information on the cocoa industry and informal training on farming and harvesting methods;

- Indonesia is currently the third largest producers of cocoa beans in the world and according to INCA, aims to be the largest producers by 2010.

USE OF PROCEEDS

As at 31st March 2004, the net proceeds from the public listing have not been applied. The unused proceeds are now being placed on interest-bearing deposits with licensed banks in Indonesia.

SHARE OPTIONS

Pursuant to the written resolutions passed by all the shareholders of the Company on 20th November 2003, the Company adopted the following share option schemes:

(A) Share Option Scheme (the "Scheme")

No option under the Scheme has been granted or agreed to be granted since the adoption of the Scheme.

(B) Pre-IPO Share Option Scheme (the "Pre-IPO Scheme")

On 20th November 2003, options to subscribe for a total of 56,000,000 shares in aggregate representing 7% of the issued share capital of the Company were granted under the Pre-IPO Scheme to 4 individuals, being 2 Directors and 2 employees of the Group.

A summary of information of the share options granted by the Company is provided as follows:

Grantees	Number of share options outstanding as at 01.01.2004	Date of Grant	Vesting period	Exercisable period	Exercise price	Number of share options granted/exercised/ lapsed/cancelled during the three months ended 31.03.2004	Number of share options outstanding as at 31.03.2004
Executive Directors							
Mr. Johanas Herkiamto	16,000,000	20th November 2003	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	-	16,000,000
Mr. Rudi Zulfian	16,000,000	20th November 2003	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	-	16,000,000
Other employees							
Mr. Bitsno	12,000,000	20th November 2003	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	-	12,000,000
Mr. Tiswan	12,000,000	20th November 2003	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	-	12,000,000
							56,000,000

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Save as disclosed below, none of the Directors and Chief Executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.46 of the GEM Listing Rules.

Long position in shares of the Company

Name of Director	Nature of interest	Capacity	Number of ordinary shares	Percentage of shareholding
Mr. Harmiono Judianto	Personal	Beneficial owner	456,400,000	57.05%

Note: Mr Harmiono Judianto is also the management shareholder and substantial shareholder of the Company.

Long position in underlying shares of the Company (under physically settled equity derivatives)

Name of Director	Nature of interest	Capacity	Description of equity derivatives	Number of underlying shares	Percentage of the underlying shares over the issued share capital of the Company
Mr. Johanas Herkiamto	Personal	Beneficial owner	Share option *(Note)*	16,000,000	2%
Mr. Rudi Zulfian	Personal	Beneficial owner	Share option *(Note)*	16,000,000	2%

Note: The share options were granted under the Pre-IPO Scheme. Such share options were unlisted and physically settled equity derivatives. Details of such share options are set out in the paragraph headed "Share Options" above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the paragraph headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures" above, at no time during the three months ended 31st March 2004 was the Company or any of its subsidiaries a party to any arrangement to enable the Company's Directors, their respective spouse, or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

Save as disclosed under the paragraph headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures" above, no person (other than a Director or Chief Executive of the Company) has an interest or short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

MANAGEMENT SHAREHOLDERS' INTERESTS

Save as disclosed under the paragraphs headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures" and "Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares" above, as at 31st March 2004, no other person was able, as a practical matter, to direct or influence the management of the Company.

COMPETING INTERESTS

None of the Directors, the substantial shareholder or the management shareholders (as defined in the GEM Listing Rules) had no interest in any business that competed with or might compete with the business of the Group.

MAJOR CUSTOMERS AND SUPPLIERS

The Group had four customers during the three months ended 31st March 2004 and sales to the largest customer included therein amounted to approximately 40%. During the three months ended 31st March 2004, the Group's five largest suppliers accounted for less than 30% of the Group's total purchases.

To the best knowledge of the Directors, neither the Directors, their associates, nor any shareholders who owned more than 5% of the Company's issued share capital, had any beneficial interest in any of the Group's five largest customers during the three months ended 31st March 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the three months ended 31st March 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

SPONSOR'S INTERESTS

As updated and notified by the Company's sponsor, Celestial Capital Limited ("CASH"), as at 31st March 2004, neither CASH nor any of its Directors, employees or associates had any interests in the shares of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the shares of the Company or any member of the Group.

Pursuant to the sponsorship agreement dated 24th November 2003 entered with the Company, CASH received and will receive fees for acting as the Company's continuing sponsor for the period from the Listing Date to 31st December 2005.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference in compliance with Rules 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review the Company's annual report and accounts, half-yearly reports and quarterly reports and to provide advice and comments thereon to the Board. The audit committee will also be responsible for reviewing and supervising the financial reporting process and internal control procedures of the Group. The audit committee has two members comprising the two independent non-executive Directors, namely Mr. Gandhi Prawira and Ms. Novayanti. Mr. Gandhi Prawira is the Chairman of the audit committee.

Up to the date of approval of these financial statements, the audit committee has held 2 meeting and has reviewed the unaudited figures for the first quarter report and accounts for the three months ended 31st March 2004 prior to recommending such accounts to the Board for approval.

COMPLIANCE

In the opinion of the Directors, the Company has complied with Rules 5.28 to 5.39 of the GEM Listing Rules concerning board practices and procedures throughout the three months ended 31st March 2004.

On behalf of the Board
Mr. Harmiono Judianto
Chairman

Hong Kong, 10th May 2004.

PAN SINO INTERNATIONAL HOLDING LIMITED
環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8260)

Form of Proxy for use at the Annual General Meeting to be held on Tuesday, 18 May 2004

I/We *(Note 1)* ______________________________

of ______________________________

being the registered holder(s) of ______________________________ shares *(Note 2)* of HK$0.01 each in the share capital of the above-named Company (the "Company"), **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** *(Note 3)* or ______________________________

of ______________________________

as my/our proxy to attend the Annual General Meeting (and at any adjournment thereof) of the Company to be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H. Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Tuesday, 18 May 2004 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the said Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below *(Note 4)*.

RESOLUTIONS	FOR	AGAINST
1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2003.		
2. To declare a final dividend of HK1 cent per share.		
3. (i) To re-elect Mr. Harmiono Judianto as a Director.	(i)	(i)
(ii) To re-elect Mr. Johanas Herkiamto as a Director.	(ii)	(ii)
(iii) To re-elect Mr. Rudi Zulfian as a Director.	(iii)	(iii)
(iv) To re-elect Mr. Gandhi Prawira as a Director.	(iv)	(iv)
(v) To re-elect Ms. Novayanti as a Director.	(v)	(v)
(vi) To re-elect Ms. Wang Poey Foon, Angela as a Director.	(vi)	(vi)
(vii) To authorize the Board of Directors to fix the Directors' remuneration.	(vii)	(vii)
4. To re-appoint Messrs PKF as Auditors and to authorize the Board of Directors to fix Auditors' remuneration.		
5. To approve the amendments to the Articles of Association of the Company.		
6. (1) To give a general mandate to the Directors to purchase the Company's shares not exceeding 10% of the total nominal amount of the issued share capital of the Company as at the date of passing of this resolution.		
6. (2) To give a general mandate to the Directors to issue, allot and deal with additional shares of the Company not exceeding 20% of the total nominal amount of the issued share capital of the Company as at the date of passing of this resolution.		
6. (3) To extend the general mandate granted to the Directors to issue, allot and deal with additional shares in the capital of the Company by the number of shares repurchased by the Company.		

Dated this ____________ day of ____________________ 2004. Signature *(Note 5)*: ____________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares of the Company registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out the words **"THE CHAIRMAN OF THE MEETING"** here inserted and insert the name and address of the proxy desired in the space provided. A member of the Company who is the holder of two or more shares may appoint more than one proxy to attend and vote on his behalf at the Meeting provided that if more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST".** Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised.
6. On a show of hands every member of the Company present in person or by proxy or being a corporation, is present by its duly authorised representative, shall have one vote and on a poll every member of the Company present in person or by proxy or, in the case of a member being a corporation, by its duly authorised representative, shall have one vote for every fully paid share of which he is the holder.
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company.
8. To be valid, this form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's Share Registrar in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding this Meeting or any adjournment thereof.
9. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
10. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

* *for identification purposes only*

This announcement, for which the directors of Pan Sino International Holding Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Pan Sino International Holding Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: - (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

Pan Sino International Holding Limited
環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8260)

DISCLOSURE OF TRADE RECEIVABLES PURSUANT TO RULES 17.15 AND 17.17 OF THE GEM LISTING RULES

As at 31st March 2004, there were 800,000,000 shares of the Company in issue. Based on the average closing price of the Company's shares of HK$0.394 per share as stated in the Stock Exchange's daily quotation sheets for the trading days from 24th March to 30th March 2004 (both days inclusive), being the five business days immediately preceding 31st March 2004, the Total Market Capitalisation of the Company was approximately HK$315.2 million.

As at 31st December 2003, the audited consolidated total asset value of the Group was approximately HK$275,035,000.

This announcement is made pursuant to rules 17.15 and 17.17 of the GEM Listing Rules to disclose one trade receivable of the Group which individually exceeds 8% of the Company's Total Market Capitalization and exceeds 8% of the audited consolidated total asset value of the Group as at 31st December 2003 which amounted to approximately HK$275,035,000.

According to rules 17.15 and 17.17 of the Rules Governing the Listing of Securities (the "GEM Listing Rules") on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), a disclosure obligation arises where the relevant advance to an entity from Pan Sino International Holding Limited (the "Company") and its subsidiaries (collectively the "Group") exceeds 8% of the Total Market Capitalization (as defined below) and exceeds 8% of the audited consolidated total asset value of the Group as at 31st December 2003 which amounted to approximately HK$275,035,000.

As at 31st March 2004, there were 800,000,000 shares of the Company in issue. Based on the average closing price of the Company's shares of HK$0.394 per share as stated in the Stock Exchange's daily quotation sheets for the trading days from 24th March to 30th March 2004 (both days inclusive), being the five business days

immediately preceding 31st March 2004, the five-day average market capitalisation of the Company was approximately HK$315.2 million (the "Total Market Capitalisation").

As at 31st March 2004, the following trade receivable from a customer of the Group (the "Trade Receivable") exceeded 8% of the Total Market Capitalization and the audited consolidated total asset value of the Group as at 31st December 2003:

Customer	**Amount due to the Group** *(HK$)*	**% of Total Market Capitalization**	**% of Audited Consolidated Total Asset Value as at 31st December 2003**
Unicom (International) B.V.	26,753,600	8.5%	10.0%

Unicom (International) B.V. is one of the customers of the Group and is independent of, and is not connected with, the Company or its subsidiaries, the directors, chief executive or substantial shareholders of the Company and its subsidiaries or their respective associates (as defined in the GEM Listing Rules).

The Trade Receivable was resulted from sales of cocoa beans to the customer by the Group in its ordinary course of business and on normal commercial terms. It is unsecured and interest free, and the customer has been paying to the Group for its purchases in accordance with the Group's credit policy that the Group's customers are normally required to pay approximately within one month following shipment of goods. The Trade Receivable was subsequently settled in May 2004.

As appropriate disclosure has not been made pursuant to rules 17.15 and 17.17 of the GEM Listing Rules by the Company on a timely basis, the Company has committed a breach of the relevant GEM Listing Rules. The Stock Exchange indicated that it reserves its rights to take appropriate action against the Company and/or its directors.

The Directors

As at the date of this announcement, the executive directors of the Company are Mr. Harmiono Judianto, Mr. Johanas Herkiamto and Mr. Rudi Zulfian and the independent non-executive Directors of the Company are Ms. Novayanti, Mr. Gandhi Prawira and Ms. Wang Poey Foon, Angela.

By order of the Board
Johanas Herkiamto
Vice Chairman

Jakarta, 2 June, 2004

This announcement will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

* *for identification purpose only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

Pan Sino International Holding Limited
環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8260)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Pan Sino International Holding Limited (the "Company") hereby announces that a meeting of the Board will be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H.Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Tuesday, 10 August 2004 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time) for the following purposes:–

1. To consider and approve the half-year unaudited results of the Company and its subsidiaries for the six months ended 30 June 2004;
2. To approve the draft announcement and half-year report in respect of the half-year unaudited results of the Company and its subsidiaries for the six months ended 30 June 2004 to be published on the website of the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ("GEM") and/or despatched to the Company's shareholders;
3. To consider the payment of interim dividend, if any;
4. To consider the closure of the Company's Register of Members, if necessary; and
5. To transact any other business.

On behalf of the Board
Rudi Zulfian
Director

Jakarta, Indonesia, 28 July 2004

As at the date of this notice, Mr Harmiono Judianto, Mr Johanas Herkiamto and Mr Rudi Zulfian are the executive directors of the Company and Mr Gandhi Prawira, Ms Novayanti and Ms Wang Poey Foon, Angela are the independent non-executive directors of the Company.

This announcement will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

* *For identification purposes only*

Pan Sino International Holding Limited
環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8260)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTH ENDED 30 JUNE 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks rising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers.

Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the Directors of Pan Sino International Holding Limited (the "Company") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purposes only*

HIGHLIGHTS

- Turnover for the six months ended 30th June, 2004, amounted to approximately HK$220.97 million, increase approximately 1.9% compared to the corresponding period in 2003.
- Sales volume for the six months ended 30th June, 2004 increased by approximately 40.84% into 19,140 tonnes compared to the corresponding period in 2003.
- Profit from operations increased by 39.59% compared to the corresponding period in 2003 to approximately HK$ 57.01 million for the six months ended 30th June, 2004.
- Basic earnings per share was approximately HK4.79 cents.
- The Directors do not recommend payment of an interim dividend for the six months ended 30th June, 2004.
- Profit attributable to shareholders for the six months ended 30th June, 2004 was approximately HK$38.34 million representing an increase of approximately 33.77% compared to the corresponding period in 2003.

INTERIM RESULTS

For the six months ended 30th June, 2004 (Unaudited)

The board of directors of the Company (the "Board") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months and three months ended 30th June, 2004 together with comparative unaudited figures for the corresponding periods in 2003 (the "Relevant Periods") as follows:

CONSOLIDATED INCOME STATEMENT

		(Unaudited) Three months ended 30th June,		**(Unaudited) Six months ended 30th June,**	
		2004	2003	**2004**	2003
	Notes	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Turnover	*2*	**123,837**	118,319	**220,966**	216,881
Cost of sales		**(95,429)**	(92,744)	**(169,297)**	(170,928)
Gross profit		**28,408**	25,575	**51,669**	45,953
Interest income		**653**	483	**1,668**	1,100
Selling and distribution expenses		**(782)**	(413)	**(1,228)**	(738)
General and administration expenses		**(889)**	(471)	**(1,529)**	(890)
Net exchange gain/loss		**6,299**	(3,787)	**6,428**	(4,585)
Profit from operations		**33,689**	21,387	**57,008**	40,840
Finance cost		**0**	(592)	**0**	(1,499)
Profit before taxation	*3*	**33,689**	20,795	**57,008**	39,341
Taxation	*4*	**(9,950)**	(4,906)	**(16,722)**	(9,174)
Profit after taxation		**23,739**	15,889	**40,286**	30,167
Minority interest		**(1,128)**	(792)	**(1,949)**	(1,508)
Profit attributable to shareholders	*5*	**22,611**	15,097	**38,337**	28,659
Earnings per share – Basic *(cents)*	*6a*	**2.83**	2.69	**4.79**	5.12
Diluted earnings per share *(cents)*	*6b*	**2.65**	2.45	**4.49**	4.67

CONSOLIDATED BALANCE SHEET

As at 30th June, 2004

	Notes	(Unaudited) As at 30th June, 2004 HK$'000	(Audited) As at 31st December, 2003 HK$'000
ASSETS			
Non-current assets			
Fixed assets		0	7
Deferred tax assets		26	29
Security deposit		110	0
Prepayment tax		8,726	0
		8,862	36
Current assets			
Inventories		32,215	16,335
Trade receivables	7	50,330	77,722
Advances to suppliers		20,040	15,838
Other receivables		127	4,267
Time deposit		78,279	105,524
Cash and bank balances		75,070	55,313
		256,061	274,999
LIABILITIES			
Current liabilities			
Tax payable		16,722	38,642
Accrued expenses		16	1,009
		16,738	39,651
Net current assets		239,323	235,348
Total assets less current liabilities		248,185	235,384
REPRESENTING:			
Share capital		8,000	8,000
Share premium		86,800	86,800
Exchange reserve		(8,013)	10,558
Special reserve		83,232	83,232
Revenue reserve		70,091	31,754
Proposed final dividend		0	8,000
		240,110	228,344
Minority interest		8,075	7,040
		248,185	235,384

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June, 2004

	For the six months ended 30th June,	
	2004	2003
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**67,339**	5,577
Net cash outflow from investing activities	**(103)**	(190)
Net cash inflow before financing	**67,236**	5,387
Net cash outflow from financing	**(55,365)**	(1,308)
Increase in cash and cash equivalents	**11,871**	4,079
Cash and cash equivalents at the beginning of the period	**160,837**	13,778
Effect of foreign exchange rate changes	**(19,359)**	5,681
Cash and cash equivalent at the end of the period	**153,349**	23,538
Analysis of balances of cash and cash equivalents:		
Cash and bank balances	**75,070**	23,538
Time deposit	**78,279**	0
	153,349	23,538

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2004

	2004	2003
	HK$'000	*HK$'000*
At 1st January 2004	**228,344**	45,140
Exchange differences on translation of financial statements of overseas subsidiary	**(18,571)**	5,422
Dividend	**(8,000)**	0
Profit attributable to shareholders	**38,337**	28,659
	240,110	79,221

Notes:

1. **Basis of presentation and accounting policies**

The unaudited consolidated interim financial statements have been prepared under the historical cost convention and in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 2.125 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements set out in chapter 18 of the GEM Listing Rules. The unaudited consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31st December, 2003.

The accounting policies and methods of computation used in the preparation of the unaudited consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31st December 2003.

2. **Turnover and revenue**

The Group is principally engaged in trading of cocoa beans. Turnover represents the invoiced value of goods sold during the six months ended 30th June, 2004.

3. **Profit before taxation**

	(Unaudited) Six months ended 30th June,	
	2004	2003
	HK$'000	*HK$'000*
Profit before taxation is arrived at after charging:		
Cost of inventories sold	**169,297**	170,928
Auditors' remuneration	**–**	–
Depreciation	**6**	59
Directors' remuneration	**149**	112
Other staff costs	**224**	208
Interest on other loan wholly repayable within five years	**–**	1,499
Minimum lease payments in respect of land and buildings	**254**	136

4. **Taxation**

Taxation in the consolidated income statement represents:

	(Unaudited) Six months ended 30th June,	
	2004	2003
	HK$'000	*HK$'000*
Income tax expense		
Indonesia:		
Current tax	**16,722**	9,174
Deferred tax	**–**	–
	16,722	9,174

During the six months ended 30th June, 2004, all of the Group's profits were derived from PT. Nataki Bamasa incorporated and operated in the Republic of Indonesia. No provision for Hong Kong profits tax has been made in these financial statements as the Group has no assessable profits for the period. Provision for Indonesian corporate income tax for the current period is based on the following progressive tax rates:

Taxable income rate	**RATE**
Indonesian Rupiah (IDR)	%
On the first IDR 50,000,000	10
On the next IDR 50,000,000	15
Over IDR 100,000,000	30

The tax charge for the six months ended 30th June 2004 can be reconciled to the profit per the income statement as follows:

	(Unaudited) Six months ended 30th June,	
	2004	2003
	HK$'000	*HK$'000*
Profit before taxation	**57,008**	39,341
Taxation at the Indonesian progressive income tax rates	**17,103**	11,802
Tax effect of expenses that are not deductible in determining taxable profit	**22**	10
Tax effect of income that is not assessable in determining taxable profit	**(403)**	(330)
Tax effect of cumulative tax loss	**-**	(2,308)
Income tax expense	**16,722**	9,174

5. Profit attributable to shareholders

Profit attributable to shareholders for the six months ended 30th June, 2004 is approximately HK$38.34 million. Representing an increase of approximately 33.77% compared to the correspondent period of 2003.

6. Earnings per share

a. The calculation of the basic earnings per share is based on profit attributable to shareholders for the six months ended 30th June, 2004 of HK$38,337,000 (30th June, 2003: HK$28,659,000) and on 800,000,000 (2003: 560,000,000) shares in issue during the period.

b. The calculation of the diluted earnings per share is based on profit attributable to shareholders for the six months ended 30th June, 2004 of HK$38,337,000 (30th June, 2003: HK$28,659,000) and on 854,000,000 (2003: 614,755,556) shares in issue during the period.

7. Trade receivables

The Group generally allows credit period ranging from 30 to 60 days to its trade customers.

	(Unaudited) As at 30th June, 2004 *HK$'000*	(Audited) As at 31st December, 2003 *HK$'000*
Trade receivables (note a)	50,330	77,722
Other receivables	127	4,267
	50,457	81,989

The aging analysis of the trade receivables was as follows:

	(Unaudited) As at 30th June, 2004 *HK$'000*	(Audited) As at 31st December, 2003 *HK$'000*
0– 30 days	29,270	59,991
31– 60 days	21,060	17,731
61– 90 days	0	0
More than 90 days	0	0
	50,330	77,722

MOVEMENT OF RESERVES

	Share Premium *HK$'000*	Revenue reserve *HK$'000*	Special reserve *HK$'000*	Exchange reserve *HK$'000*	Total *HK$'000*
At 1st January, 2003	–	(45,521)	1,032	7,428	(37,061)
Profit for the six months ended 30th June, 2003	–	28,659	–	–	28,659
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	–	5,422	5,422
At 30th June, 2003	–	(16,862)	1,032	12,850	(2,980)
At 1st January, 2004	86,800	31,754	83,232	10,558	212,344
Profit for the six months ended 30th June, 2004	–	38,337	–	–	38,337
Exchange differences on translation of financial statement of overseas subsidiaries	–	–	–	(18,571)	(18,571)
At 30 June 2004	86,800	70,091	83,232	(8,013)	232,110

INTERIM DIVIDENDS

The Board does not recommend the payment of any dividend for the six months ended 30th June, 2004 (2003: NIL).

COMMITMENTS

As at 30th June 2004, the Group had no material capital commitments to be disclosed.

CONTINGENT LIABILITIES

As at 30th June 2004, the Group had no material contingent liabilities to be disclosed.

BUSINESS REVIEW

For the six months ended 30th June, 2004, the Group has increased its sales to approximately 19,140 tonnes to the existing customers and continues its effort to expand its market-share by recruiting additional three sales and marketing staff in June 2004.

The trend in turnover during the second quarters of 2004 and 2003 was higher as the crop season for cocoa beans in Indonesia is divided into two: (i) March to July; and (ii) September to December.

Based on Cocoa Market Report issued by ED&F Man on 30th March, 2004, it was reported that "so far this season, exports of cocoa beans from Sulawesi have been very strong." inspite of unusual weather conditions and some plant diseases.

The Company's sales volume has increased from 13,590 tonnes for the six months ended 30th June, 2003 to 19,140 tonnes for the six months ended 30th June, 2004, representing an increase of approximately 40.84%.

Profit attributable to shareholders for the six months ended 30th June, 2004 of approximately HK$38.34 million, increased by approximately 33.77% compared to the corresponding period in 2003.

RELATIONSHIP WITH CUSTOMERS

The Group has maintained good and stable relationships with its existing overseas customers as they are established cocoa product suppliers in Europe who also source cocoa beans from all over the world. Since June of this year the Group recruited three additional sales and marketing staff to explore more opportunities and to expand the sales.

The Group has also attended some trade shows, exhibitions and conferences related to the cocoa industry domestically and in some European countries.

BUSINESS PLAN

The Group has formulated the business plans to implement its strategies in the time periods as set out in the prospectus, but has to consider the current investment situation and conditions in Indonesia.

The Group has been listed for approximately seven months since December 2003. The first business plan was to be accomplished at the end of June 2004, but due to the current economic and political uncertainty, the Group has to revise its business plans.

Indonesia had in the early months of this year successfully held a peaceful general election as well as the first round of the presidential election. We are anticipating of the second round of the presidential election to be held on 5th September, 2004. The election has created an instable condition for new investment activities. For the construction of a new factory and warehouse in Indonesia, the Group needed to obtain several licenses from the government bodies and these processes were slowed down as the government officials have concentrated their efforts in organizing and maintaining the peaceful elections.

RELATIONSHIP WITH FARMERS

The Group continues to provide farmers with a 50% advance payment for the purchase of cocoa beans and maintain good relationships with them.

FUTURE PROSPECTS

The business and revenue of the Group is in line with the cocoa beans crop season in Indonesia where the second quarter of the year 2004 is the main harvest time for cocoa beans in Indonesia, even though this year the harvest was delayed for approximately two months. The main crop has given a positive impact to the Group's sales and revenue. We can see the comparison of the turnover of the Group for the three months ended 30 June 2003 was HK$118.3 million, increased by approximately 20% from the turnover of the first quarter in 2003 of HK$98.6 million.

The current International price for cocoa beans has reached the highest level in 18 years and predicted to have an up trend due to the instability and civil war in Cote D'Ivoire, the biggest producer country in the world.

The Directors believe that the Group will be able to maintain its competitive edge between the customers and the farmers.

LIQUIDITY AND FINANCIAL RESOURCES

There has been no change in the capital structure of the Group during the reporting period. The Group continues to be in a healthy financial position with current assets totaling approximately HK$256 million and without bank borrowing as at 30th June 2004. As 59.9% of the current assets consists of time deposits and cash and bank balance, the Group considers its financial resources to be highly liquid.

To formalise the relationship between the Group and three of their major customers and to ensure a continuous flow of business from the customers, the Group has entered into the Sales Agreements with each of Unicom, ICBT and Westermann for an initial term of three years starting from October 2002. There has not been, and the Group has not made any provisions for, any bad debts during the period. The Group has also not experienced any customers' complaints or returned sales during the period.

EMPLOYEE INFORMATION

As at 30 June, 2004, the total number of employees of the Group was 72. For the Interim Period, the staff costs including directors' remuneration represented approximately 0.17% of the turnover and increase of approximately HK$53,000 or approximately 16.56% as compared to that of the corresponding period of 2003.

RETIREMENT BENEFIT SCHEME

The Indonesian subsidiary of the Company, PT. Nataki Bamasa, is required to contribute to the government's statutory insurance and retirement fund ("Jamsostek"). The Company contributes 6.24% of the basic salary of its employees, and thereafter have no further obligations for the actual pension payments or post-retirement benefits beyond the monthly contributions. The Jamsostek fund is also responsible for the entire insurance claim related to accidents incurred by the employees during work and to the entire pension obligations of the retired employees.

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL PROGRESS

Expansion of trading volume	Business objectives for the period from 1st January, 2004 to 30th June, 2004	Actual business progress up to the period from 1st January, 2004 to 30th June, 2004
Marketing and promotional activities.	expand sales and marketing team from 19 to 22 staff.	the Group has hired 3 additional sales and marketing staff in June 2004 and satisfied the business plan.
	attend trade shows, exhibitions and conferences relating to the cocoa industry, especially in US.	with higher security restrictions, we encountered difficulties in application of visa for entry into US, therefore, we attended those events held in Europe and realised that the European countries organise more of such related-industries events.
	direct marketing to both overseas and domestic cocoa trading companies.	the marketing team is looking for opportunities to expand the export market, but plans for the domestic market is currently on hold.
Expansion into other cocoa-related business		
1. Conduct market research and feasibility studies.	conduct research and studies on the equipment required, suppliers of the equipment and the markets for cocoa butter and cocoa powder.	Currently the Group is still doing research on the equipments and the suppliers for cocoa beans industry.
2. Construct factory and establish operations.	commence construction of cocoa processing factory acquire equipment commence assembling the cocoa processing operation	Currently the Group has decided to delay the construction of factory and establishment of cocoa processing operations due to the election process in Indonesia which makes all of the investment activities process slow down.

Expansion of warehouse capacity	Business objectives for the period from 1st January, 2004 to 30th June, 2004	Actual business progress up to the period from 1st January, 2004 to 30th June, 2004
3. Marketing and Promotional activities	Direct marketing to cocoa products manufacturing companies	The Group has contacted some cocoa products manufacturing companies and are still at initial discussion for opportunities of securing contracts for direct supply.
4. Purchase or construct warehouse in Sulawesi.	search for a suitable warehouse or location for constructing a warehouse. commence the purchase or construction of the warehouse.	Currently the Group has decided to delay the construction of cocoa processing factory and establishment of the operations due to the election process in Indonesia which slows down all the investment activities process

USE OF PROCEEDS

As at 30th June, 2004, the net proceeds from the public listing have been applied as follows:

	Budgeted amount disclosed in the Prospectus *HK$'000*	Actual amount used up to 30th June, 2004 *HK$'000*
Expansion of trading volume	150	150
Expansion into other cocoa-related business	28,525	225
Expansion of warehouse capacity	11,800	0
Total	40,475	375

Note: The remaining unused proceeds have been placed on interest-bearing deposits with licensed banks in Indonesia.

As at 30th June 2004, the net proceeds from the public listing have been partially applied in accordance with the business plan.

With the revisions on the business plans, the unused proceeds are now placed on interest-bearing deposits with licensed banks in Indonesia.

SHARE OPTIONS

Pursuant to the written resolutions passed by all the shareholders of the Company on 20th November 2003, the Company adopted the following share option schemes:

(A) Share Option Scheme (the "Scheme")

Since the adoption of the Scheme, no option under the Scheme has been granted or agreed to be granted.

(B) Pre-IPO Share Option Scheme (the "Pre-IPO Scheme")

Since the adoption of the Pre-IPO-Scheme, options to subscribe for 56,000,000 shares in aggregate representing 7% of the issued share capital of the Company have been granted to a total of 4 Directors and employees of the Group.

A summary of the share options granted on 20th November, 2003 under the Pre-IPO Scheme is as follows:

Grantees	Number of share options outstanding as at 01.01.2004	Vesting period	Exercisable period	Exercise price	Number of share options granted/ exercised/ lapsed/ cancelled during the six months ended 30.06.2004	Number of share options and outstanding as at 30.06.2004
Executive Directors						
Mr. Johanas Herkiamto	16,000,000	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	–	16,000,000
Mr. Rudi Zulfian	16,000,000	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	–	16,000,000
Other employees						
Mr. Elfisno	12,000,000	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	–	12,000,000
Mr. Tiswan	12,000,000	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	–	12,000,000
	56,000,000				–	56,000,000

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Save as disclosed below, none of the Directors and Chief Executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules (in force prior to 31st March, 2004).

Long position in ordinary shares of the Company

Name of Director	Nature of interest	Capacity	Number of shares	Percentage of shareholding
Mr. Harmiono Judianto	Personal	Beneficial owner	456,400,000	57.05%

Note: Mr. Harmiono Judianto is also the management shareholder and substantial shareholder of the Company.

Long position in underlying shares of the Company

Name of Director	Nature of interest	Capacity	Description of equity derivatives	Number of underlying shares	Percentage of the underlying shares over the issued share capital of the Company
Mr. Johanas Herkiamto	Personal	Beneficial owner	Share option (Note)	16,000,000	2%
Mr. Rudi Zulfian	Personal	Beneficial owner	Share option (Note)	16,000,000	2%

Note: The share options were granted under the Pre-IPO Scheme. Such share options were unlisted and physically settled equity derivatives. Details of such share options are set out in the paragraph headed "Share Options" above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the paragraph headed "Directors' and Chief Executives' interests and short positions in shares, underlying shares and debentures" above, at no time during the six months ended 30th June 2004 was the Company or any of its subsidiaries a party to any arrangement to enable the Company's Directors, their respective spouse, or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

Save as disclosed under the paragraph headed "Directors' and Chief Executives' interests and short positions in shares, underlying shares and debentures" above, no other person (other than a Director or Chief Executive of the Company) has an interest or short position in the shares and underlying shares of the Company as recorded in the register as required to be kept by the Company under Section 336 of the SFO.

MANAGEMENT SHAREHOLDERS' INTERESTS

Save as disclosed under the paragraphs headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures" and "Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares" above, as at 30th June, 2004, no other person was able, as a practical matter, to direct or influence the management of the Company.

COMPETING INTERESTS

None of the Directors, the substantial shareholders or the management shareholders (as defined in the GEM Listing Rules) had any interest in any business that competed with or might compete with the business of the Group.

MAJOR CUSTOMERS AND SUPPLIERS

The Group had four customers during the six months ended 30th June, 2004 and sales to the largest customer included therein amounted to approximately 40%. During the six months ended 30th June, 2004, the Group's five largest suppliers accounted for less than 30% of the Group's total purchases.

To the best knowledge of the Directors, neither the Directors, their associates, nor any shareholders who owned more than 5% of the Company's issued share capital, had any beneficial interest in any of the Group's five largest customers during the six months ended 30th June, 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30th June, 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PRE-EMPTIVE RIGHTS

There are no provisions for the pre-emptive rights under the Company's Articles of Association, or the laws of the Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

SPONSOR'S INTERESTS

As updated and notified by the Company's sponsor, Celestial Capital Limited ("CASH"), as at 30th June, 2004, neither CASH nor any of its Directors, employees or associates had any interests in the shares of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the shares of the Company or any member of the Group.

Pursuant to the sponsorship agreement dated 24th November, 2003 entered with the Company, CASH received and will receive fees for acting as the Company's continuing sponsor for the period from the Listing Date to 31st December, 2005.

AUDIT COMMITTEE

The audit committee has two members comprising the two independent non-executive Directors, namely Mr. Gandhi Prawira and Ms. Novayanti. Mr. Gandhi Prawira is the Chairman of the audit committee.

Up to the date of approval of these financial statements, the audit committee has held 3 meetings and has reviewed the unaudited figures for the half-year report and accounts for the six months ended 30th June, 2004 prior to recommending such accounts to the Board for approval.

COMPLIANCE

In the opinion of the Directors, the Company has complied with Rules 5.28 to 5.39 of the GEM Listing Rules (in force prior to 31st March, 2004) concerning board practices and procedures throughout the six months ended 30th June, 2004.

On behalf of the Board
Mr. Rudi Zulfian
Director

Hong Kong, 10th August, 2004

As at the date of this announcement, Mr. Harmiono Judianto, Mr. Johanas Herkiamto and Mr. Rudi Zulfian are the executive directors of the Company and Mr. Gandhi Prawira, Ms. Novayanti and Ms. Wang Poey Foon, Angela are the independent non-executive directors of the Company.

This announcement will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

PAN SINO INT'L<08260> - Results Announcement (Q2, 2004, Summary)

PAN SINO INTERNATIONAL HOLDING LIMITED announced on 10/08/2004:
(stock code: 08260)

Year end date	:31/12/2004
Currency	:HKD
Auditors' report	:N/A
Review of 2nd Quarterly Report by	:Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited) Current Period from 01/01/2004 to 30/06/2004 $'000	(Unaudited) Last Corresponding Period from 01/01/2003 to 30/06/2003 $'000
Turnover	:	220,966	216,881
Profit/(Loss) from Operations	:	57,008	40,840
Finance cost	:	0	(1,499)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	38,337	28,659
% Change Over the Last Period	:	+33.77%	
EPS / (LPS)			
Basic (in dollar)	:	HKD 0.0479	HKD 0.0512
Diluted (in dollar)	:	HKD 0.0449	HKD 0.0467
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	38,337	28,659
2nd Quarterly Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 2nd Quarterly Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
PAN SINO INTERNATIONAL HOLDING LIMITED

Signature :
Name :Rudi Zulfian
Title :Director

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof
The directors of the Company (the "Directors") as at the date hereof
hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the

Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remark:

1. Group Reorganisation.

The Company was incorporated in the Cayman Islands on 16th October 2002 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Pursuant to a reorganisation scheme to rationalise the structure of the Group in preparation for the listing of the Company¡¦s shares on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited on 2nd December 2003, the Company became the holding company of the companies now comprising the Group on 23rd June 2003. This was accomplished through the acquisition of the entire issued share capital of Dickinson Group Limited in consideration of and in exchange for the Company¡¦s allotted and issued ordinary shares.

2. Listing Date

The Company was listed on 2nd December 2003

3. Basis of Preparation

The accounting policies adopted for the preparation of these unaudited consolidated results of the Group are consistent with those adopted by the Group in the preparation of annual audited financial statements for the year ended 31st December 2003.

4. Earnings per share

The calculation of the basic earnings per share is based on profit attributable to shareholders for the six months ended 30th June 2004 of HK$38,337,000.00 (30th June, 2003: HK$28,659,000.00) and on 800,000,000 (2003: 560,000,000) shares in issue during the period.

The calculation of the diluted earnings per share is based on profit attributable to shareholders for the six months ended 30th June 2004 of HK$38,337,000.00 (30th June, 2003: HK$28,659,000.00) and on 854,000,000 (2003: 614,755,556) shares in issue during the period.

2004

2nd Quarterly Report

Pan Sino International Holding Limited

(Incorporated in the Cayman Islands with limited liability)



CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks rising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers.

Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the Directors of Pan Sino International Holding Limited (the "Company") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

HIGHLIGHTS

- Turnover for the six months ended 30th June, 2004, amounted to approximately HK$220.97 million, increase approximately 1.9% compared to the corresponding period in 2003.
- Sales volume for the six months ended 30th June, 2004 increased by approximately 40.84% into 19,140 tonnes compared to the corresponding period in 2003.
- Profit from operations increased by 39.59% compared to the corresponding period in 2003 to approximately HK$ 57.01 million for the six months ended 30th June, 2004.
- Basic earnings per share was approximately HK4.79 cents.
- The Directors do not recommend payment of an interim dividend for the six months ended 30th June, 2004.
- Profit attributable to shareholders for the six months ended 30th June, 2004 was approximately HK$38.34 million representing an increase of approximately 33.77% compared to the corresponding period in 2003.

INTERIM RESULTS

For the six months ended 30th June, 2004 (Unaudited)

The board of directors of the Company (the "Board") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months and three months ended 30th June, 2004 together with comparative unaudited figures for the corresponding periods in 2003 (the "Relevant Periods") as follows:

CONSOLIDATED INCOME STATEMENT

	Notes	**(Unaudited) Three months ended 30th June, 2004** *HK$'000*	*(Unaudited) Three months ended 30th June,* 2003 *HK$'000*	**(Unaudited) Six months ended 30th June, 2004** *HK$'000*	*(Unaudited) Six months ended 30th June,* 2003 *HK$'000*
Turnover	2	**123,837**	118,319	**220,966**	216,881
Cost of sales		**(95,429)**	(92,744)	**(169,297)**	(170,928)
Gross profit		**28,408**	25,575	**51,669**	45,953
Interest income		**653**	483	**1,668**	1,100
Selling and distribution expenses		**(782)**	(413)	**(1,228)**	(738)
General and administration expenses		**(889)**	(471)	**(1,529)**	(890)
Net exchange gain/loss		**6,299**	(3,787)	**6,428**	(4,585)
Profit from operations		**33,689**	21,387	**57,008**	40,840
Finance cost		**0**	(592)	**0**	(1,499)
Profit before taxation	3	**33,689**	20,795	**57,008**	39,341
Taxation	4	**(9,950)**	(4,906)	**(16,722)**	(9,174)
Profit after taxation		**23,739**	15,889	**40,286**	30,167
Minority interest		**(1,128)**	(792)	**(1,949)**	(1,508)
Profit attributable to shareholders	5	**22,611**	15,097	**38,337**	28,659
Earnings per share – Basic (cents)	6a	**2.83**	2.69	**4.79**	5.12
Diluted earnings per share (cents)	6b	**2.65**	2.45	**4.49**	4.67

CONSOLIDATED BALANCE SHEET
As at 30th June, 2004

	Notes	(Unaudited) As at 30th June, 2004 HK$'000	(Audited) As at 31st December, 2003 HK$'000
ASSETS			
Non-current assets			
Fixed assets		0	7
Deferred tax assets		26	29
Security deposit		110	0
Prepayment tax		8,726	0
		8,862	36
Current assets			
Inventories		32,215	16,335
Trade receivables	7	50,330	77,722
Advances to suppliers		20,040	15,838
Other receivables		127	4,267
Time deposit		78,279	105,524
Cash and bank balances		75,070	55,313
		256,061	274,999
LIABILITIES			
Current liabilities			
Tax payable		16,722	38,642
Accrued expenses		16	1,009
		16,738	39,651
Net current assets		239,323	235,348
Total assets less current liabilities		248,185	235,384
REPRESENTING:			
Share capital		8,000	8,000
Share premium		86,800	86,800
Exchange reserve		(8,013)	10,558
Special reserve		83,232	83,232
Revenue reserve		70,091	31,754
Proposed final dividend		0	8,000
		240,110	228,344
Minority interest		8,075	7,040
		248,185	235,384

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30th June, 2004

	For the six months ended 30th June,	
	2004	2003
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**67,339**	5,577
Net cash outflow from investing activities	**(103)**	(190)
Net cash inflow before financing	**67,236**	5,387
Net cash outflow from financing	**(55,365)**	(1,308)
Increase in cash and cash equivalents	**11,871**	4,079
Cash and cash equivalents at the beginning of the period	**160,837**	13,778
Effect of foreign exchange rate changes	**(19,359)**	5,681
Cash and cash equivalent at the end of the period	**153,349**	23,538
Analysis of balances of cash and cash equivalents:		
Cash and bank balances	**75,070**	23,538
Time deposit	**78,279**	0
	153,349	23,538

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2004

	2004	2003
	HK$'000	*HK$'000*
At 1st January 2004	**228,344**	45,140
Exchange differences on translation of financial statements of overseas subsidiary	**(18,571)**	5,422
Dividend	**(8,000)**	0
Profit attributable to shareholders	**38,337**	28,659
	240,110	79,221

Notes:

1. **Basis of presentation and accounting policies**

The unaudited consolidated interim financial statements have been prepared under the historical cost convention and in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 2.125 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements set out in chapter 18 of the GEM Listing Rules. The unaudited consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31st December, 2003.

The accounting policies and methods of computation used in the preparation of the unaudited consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31st December 2003.

2. Turnover and revenue

The Group is principally engaged in trading of cocoa beans. Turnover represents the invoiced value of goods sold during the six months ended 30th June, 2004.

3. Profit before taxation

	(Unaudited) Six months ended 30th June,	
	2004	2003
	HK$'000	*HK$'000*
Profit before taxation is arrived at after charging:		
Cost of inventories sold	**169,297**	170,928
Auditors' remuneration	**-**	-
Depreciation	**6**	59
Directors' remuneration	**149**	112
Other staff costs	**224**	208
Interest on other loan wholly repayable within five years	**-**	1,499
Minimum lease payments in respect of land and buildings	**254**	136

4. Taxation

Taxation in the consolidated income statement represents:

	(Unaudited) Six months ended 30th June,	
	2004	2003
	HK$'000	*HK$'000*
Income tax expense		
Indonesia:		
Current tax	**16,722**	9,174
Deferred tax	**-**	-
	16,722	9,174

During the six months ended 30th June, 2004, all of the Group's profits were derived from PT. Nataki Bamasa incorporated and operated in the Republic of Indonesia. No provision for Hong Kong profits tax has been made in these financial statements as the Group has no assessable profits for the period. Provision for Indonesian corporate income tax for the current period is based on the following progressive tax rates:

Taxable income rate	**RATE**
Indonesian Rupiah (IDR)	**%**
On the first IDR 50,000,000	10
On the next IDR 50,000,000	15
Over IDR 100,000,000	30

The tax charge for the six months ended 30th June 2004 can be reconciled to the profit per the income statement as follows:

	(Unaudited)	
	Six months ended 30th June,	
	2004	2003
	HK$'000	*HK$'000*
Profit before taxation	**57,008**	39,341
Taxation at the Indonesian progressive income tax rates	**17,103**	11,802
Tax effect of expenses that are not deductible in determining taxable profit	**22**	10
Tax effect of income that is not assessable in determining taxable profit	**(403)**	(330)
Tax effect of cumulative tax loss	**-**	(2,308)
Income tax expense	**16,722**	9,174

5. **Profit attributable to shareholders**

Profit attributable to shareholders for the six months ended 30th June, 2004 is approximately HK$38.34 million. Representing an increase of approximately 33.77% compared to the corresponding period of 2003.

6. **Earnings per share**

a. The calculation of the basic earnings per share is based on profit attributable to shareholders for the six months ended 30th June, 2004 of HK$38,337,000 (30th June, 2003: HK$28,659,000) and on 800,000,000 (2003: 560,000,000) shares in issue during the period.

b. The calculation of the diluted earnings per share is based on profit attributable to shareholders for the six months ended 30th June, 2004 of HK$38,337,000 (30th June, 2003: HK$28,659,000) and on 854,000,000 (2003: 614,755,556) shares in issue during the period.

7. **Trade receivables**

The Group generally allows credit period ranging from 30 to 60 days to its trade customers.

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2004	2003
	HK$'000	*HK$'000*
Trade receivables (note a)	**50,330**	77,722
Other receivables	**127**	4,267
	50,457	81,989

The aging analysis of the trade receivables was as follows:

	(Unaudited) As at 30th June, 2004	(Audited) As at 31st December, 2003
	HK$'000	*HK$'000*
0– 30 days	**29,270**	59,991
31– 60 days	**21,060**	17,731
61– 90 days	**0**	0
More than 90 days	**0**	0
	50,330	77,722

ADVANCE TO ENTITIES

The Directors confirm that no circumstances giving rise to disclosure obligations under Rule 17.15 of the GEM Listing Rules continue to exist as at 30th June 2004.

MOVEMENT OF RESERVES

	Share Premium	**Revenue reserve**	**Special reserve**	**Exchange reserve**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January, 2003	–	(45,521)	1,032	7,428	(37,061)
Profit for the six months ended 30th June, 2003	–	28,659	–	–	28,659
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	–	5,422	5,422
At 30th June, 2003	–	(16,862)	1,032	12,850	(2,980)
At 1st January, 2004	86,800	31,754	83,232	10,558	212,344
Profit for the six months ended 30th June, 2004	–	38,337	–	–	38,337
Exchange differences on translation of financial statement of overseas subsidiaries	–	–	–	(18,571)	(18,571)
At 30 June 2004	86,800	70,091	83,232	(8,013)	232,110

INTERIM DIVIDENDS

The Board does not recommend the payment of any dividend for the six months ended 30th June, 2004 (2003: NIL).

BUSINESS REVIEW

For the six months ended 30th June, 2004, the Group has increased its sales to approximately 19,140 tonnes to the existing customers and continues its effort to expand its market-share by recruiting additional three sales and marketing staff in June 2004.

The trend in turnover during the second quarters of 2004 and 2003 was higher as the crop season for cocoa beans in Indonesia is divided into two: (i) March to July; and (ii) September to December.

Based on Cocoa Market Report issued by ED&F Man on 30th March, 2004, it was reported that "so far this season, exports of cocoa beans from Sulawesi have been very strong." inspite of unusual weather conditions and some plant diseases.

The Company's sales volume has increased from 13,590 tonnes for the six months ended 30th June, 2003 to 19,140 tonnes for the six months ended 30th June, 2004, representing an increase of approximately 40.84%.

Profit attributable to shareholders for the six months ended 30th June, 2004 of approximately HK$38.34 million, increased by approximately 33.77% compared to the corresponding period in 2003.

RELATIONSHIP WITH CUSTOMERS

The Group has maintained good and stable relationships with its existing overseas customers as they are established cocoa product suppliers in Europe who also source cocoa beans from all over the world. Since June of this year the Group recruited three additional sales and marketing staff to explore more opportunities and to expand the sales.

The Group has also attended some trade shows, exhibitions and conferences related to the cocoa industry domestically and in some European countries.

BUSINESS PLAN

The Group has formulated the business plans to implement its strategies in the time periods as set out in the prospectus, but has to consider the current investment situation and conditions in Indonesia.

The Group has been listed for approximately seven months since December 2003. The first business plan was to be accomplished at the end of June 2004, but due to the current economic and political uncertainty, the Group has to revise its business plans.

Indonesia had in the early months of this year successfully held a peaceful general election as well as the first round of the presidential election. We are anticipating of the second round of the presidential election to be held on 5th September, 2004. The election has created an instable condition for new investment activities. For the construction of a new factory and warehouse in Indonesia, the Group needed to obtain several licenses from the government bodies and these processes were slowed down as the government officials have concentrated their efforts in organizing and maintaining the peaceful elections.

RELATIONSHIP WITH FARMERS

The Group continues to provide farmers with a 50% advance payment for the purchase of cocoa beans and maintain good relationships with them.

FUTURE PROSPECTS

The business and revenue of the Group is in line with the cocoa beans crop season in Indonesia where the second quarter of the year 2004 is the main harvest time for cocoa beans in Indonesia, even though this year the harvest was delayed for approximately two months. The main crop has given a positive impact to the Group's sales and revenue. We can see the comparison of the turnover of the Group for the three months ended 30 June 2003 was HK$118.3 million, increased by approximately 20% from the turnover of the first quarter in 2003 of HK$98.6 million.

The current International price for cocoa beans has reached the highest level in 18 years and predicted to have an up trend due to the instability and civil war in Cote D'Ivoire, the biggest producer country in the world.

The Directors believe that the Group will be able to maintain its competitive edge between the customers and the farmers.

LIQUIDITY AND FINANCIAL RESOURCES

There has been no change in the capital structure of the Group during the reporting period. The Group continues to be in a healthy financial position with current assets totaling approximately HK$256 million and without bank borrowing as at 30th June 2004. As 59.9% of the current assets consists of time deposits and cash and bank balance, the Group considers its financial resources to be highly liquid.

To formalise the relationship between the Group and three of their major customers and to ensure a continuous flow of business from the customers, the Group has entered into the Sales Agreements with each of Unicom, ICBT and Westermann for an initial term of three years starting from October 2002. There has not been, and the Group has not made any provisions for, any bad debts during the period. The Group has also not experienced any customers' complaints or returned sales during the period.

EMPLOYEE INFORMATION

As at 30 June, 2004, the total number of employees of the Group was 72. For the Interim Period, the staff costs including directors' remuneration represented approximately 0.17% of the turnover and increase of approximately HK$53,000 or approximately 16.56% as compared to that of the corresponding period of 2003.

RETIREMENT BENEFIT SCHEME

The Indonesian subsidiary of the Company, PT. Nataki Bamasa, is required to contribute to the government's statutory insurance and retirement fund ("Jamsostek"). The Company contributes 6.24% of the basic salary of its employees, and thereafter have no further obligations for the actual pension payments or post-retirement benefits beyond the monthly contributions. The Jamsostek fund is also responsible for the entire insurance claim related to accidents incurred by the employees during work and to the entire pension obligations of the retired employees.

CAPITAL STRUCTURE OF THE GROUP IN DEBT SECURITIES

During the Interim Period, the Group had no debt securities in issue and it was the same for the corresponding period ended 30th June 2003.

SIGNIFICANT INVESTMENT

As at 30 June 2004, the Group had no significant investments held.

MATERIAL ACQUISITIONS AND DISPOSAL OF SUBSIDIARIES AND AFFILIATED COMPANIES

During the Interim Period, the Group had no material acquisitions and disposal of subsidiaries and affiliated companies and it was the same for the corresponding period ended 30th June 2003.

MATERIAL INVESTMENTS OR CAPITAL ASSETS

As at 30th June 2004, the Group had no plans for material investments and purchase of capital assets except the details set out in the section headed "Business Objectives and Implementation Plans" in the prospectus of the Company dated 25th November 2003.

CHARGES ON GROUP'S ASSETS

As at 30 June 2004, the Group did not pledge any of the Group's assets for any of the borrowings.

EXPOSURE TO THE FLUCTUATIONS IN EXCHANGE RATE

For the Interim Period, the exchange gain of the Group amounted to approximately HK$6,428,000, whereas exchange loss amounted to approximately HK$4,585,000 was recorded for the six months ended 30th June 2003. The exchange gain was mainly resulted from the translation of account receivables from US dollar, Indonesia Rupiah to Hong Kong dollars and the transactions of exports bills denominated in US dollars.

COMMITMENTS

As at 30th June 2004, the Group had no material capital commitments to be disclosed.

CONTINGENT LIABILITIES

As at 30th June 2004, the Group had no material contingent liabilities to be disclosed.

GEARING RATIO

The Group expresses its gearing ratio as a percentage of bank borrowing and long-term debts over total assets. As at 30 June 2004, the gearing ratio of the Group is zero (30 June 2003: zero).

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL PROGRESS

	Business objectives for the period from 1st January, 2004 to 30th June, 2004	Actual business progress up to the period from 1st January, 2004 to 30th June, 2004
Expansion of trading volume		
Marketing and promotional activities.	expand sales and marketing team from 19 to 22 staff.	the Group has hired 3 additional sales and marketing staff in June 2004 and satisfied the business plan.
	attend trade shows, exhibitions and conferences relating to the cocoa industry, especially in US.	with higher security restrictions, we encountered difficulties in application of visa for entry into US, therefore, we attended those events held in Europe and realised that the European countries organise more of such related-industries events.
	direct marketing to both overseas and domestic cocoa trading companies.	the marketing team is looking for opportunities to expand the export market, but plans for the domestic market is currently on hold.
Expansion into other cocoa-related business		
1. Conduct market research and feasibility studies.	conduct research and studies on the equipment required, suppliers of the equipment and the markets for cocoa butter and cocoa powder.	Currently the Group is still doing research on the equipments and the suppliers for cocoa beans industry.
2. Construct factory and establish operations.	commence construction of cocoa processing factory acquire equipment commence assembling the cocoa processing operation	Currently the Group has decided to delay the construction of factory and establishment of cocoa processing operations due to the election process in Indonesia which makes all of the investment activities process slow down.
3. Marketing and Promotional activities	Direct marketing to cocoa products manufacturing companies	The Group has contacted some cocoa products manufacturing companies and are still at initial discussion for opportunities of securing contracts for direct supply.

	Business objectives for the period from 1st January, 2004 to 30th June, 2004	Actual business progress up to the period from 1st January, 2004 to 30th June, 2004
Expansion of warehouse capacity		
1. Purchase or construct warehouse in Sulawesi.	search for a suitable warehouse or location for constructing a warehouse. commence the purchase or construction of the warehouse.	Currently the Group has decided to delay the construction of cocoa processing factory and establishment of the operations due to the election process in Indonesia which slows down all the investment activities process

USE OF PROCEEDS

As at 30th June, 2004, the net proceeds from the public listing have been applied as follows:

	Budgeted amount disclosed in the Prospectus *HK$'000*	Actual amount used up to 30th June, 2004 *HK$'000*
Expansion of trading volume	150	150
Expansion into other cocoa-related business	28,525	225
Expansion of warehouse capacity	11,800	0
Total	40,475	375

Note: The remaining unused proceeds have been placed on interest-bearing deposits with licensed banks in Indonesia.

As at 30th June 2004, the net proceeds from the public listing have been partially applied in accordance with the business plan.

With the revisions on the business plans, the unused proceeds are now placed on interest-bearing deposits with licensed banks in Indonesia.

SHARE OPTIONS

Pursuant to the written resolutions passed by all the shareholders of the Company on 20th November 2003, the Company adopted the following share option schemes:

(A) Share Option Scheme (the "Scheme")

Since the adoption of the Scheme, no option under the Scheme has been granted or agreed to be granted.

(B) Pre-IPO Share Option Scheme (the "Pre-IPO Scheme")

Since the adoption of the Pre-IPO-Scheme, options to subscribe for 56,000,000 shares in aggregate representing 7% of the issued share capital of the Company have been granted to a total of 4 Directors and employees of the Group.

A summary of the share options granted on 20th November, 2003 under the Pre-IPO Scheme is as follows:

Grantees	Number of share options outstanding as at 01.01.2004	Vesting period	Exercisable period	Exercise price	Number of share options granted/ exercised/ lapsed/ cancelled during the six months ended 30.06.2004	Number of share options and outstanding as at 30.06.2004
Executive Directors						
Mr. Johanas Herkiamto	16,000,000	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	-	16,000,000
Mr. Rudi Zulfian	16,000,000	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	-	16,000,000
Other employees						
Mr. Elfisno	12,000,000	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	-	12,000,000
Mr. Tiswan	12,000,000	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	-	12,000,000
	56,000,000				-	56,000,000

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Save as disclosed below, none of the Directors and Chief Executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules (in force prior to 31st March, 2004).

Long position in ordinary shares of the Company

Name of Director	Nature of interest	Capacity	Number of shares	Percentage of shareholding
Mr. Harmiono Judianto	Personal	Beneficial owner	456,400,000	57.05%

Note: Mr. Harmiono Judianto is also the management shareholder and substantial shareholder of the Company.

Long position in underlying shares of the Company

Name of Director	Nature of interest	Capacity	Description of equity derivatives	Number of underlying shares	Percentage of the underlying shares over the issued share capital of the Company
Mr. Johanas Herkiamto	Personal	Beneficial owner	Share option (Note)	16,000,000	2%
Mr. Rudi Zulfian	Personal	Beneficial owner	Share option (Note)	16,000,000	2%

Note: The share options were granted under the Pre-IPO Scheme. Such share options were unlisted and physically settled equity derivatives. Details of such share options are set out in the paragraph headed "Share Options" above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the paragraph headed "Directors' and Chief Executives' interests and short positions in shares, underlying shares and debentures" above, at no time during the six months ended 30th June 2004 was the Company or any of its subsidiaries a party to any arrangement to enable the Company's Directors, their respective spouse, or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

Save as disclosed under the paragraph headed "Directors' and Chief Executives' interests and short positions in shares, underlying shares and debentures" above, no other person (other than a Director or Chief Executive of the Company) has an interest or short position in the shares and underlying shares of the Company as recorded in the register as required to be kept by the Company under Section 336 of the SFO.

MANAGEMENT SHAREHOLDERS' INTERESTS

Save as disclosed under the paragraphs headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures" and "Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares" above, as at 30th June, 2004, no other person was able, as a practical matter, to direct or influence the management of the Company.

COMPETING INTERESTS

None of the Directors, the substantial shareholders or the management shareholders (as defined in the GEM Listing Rules) had any interest in any business that competed with or might compete with the business of the Group.

MAJOR CUSTOMERS AND SUPPLIERS

The Group had four customers during the six months ended 30th June, 2004 and sales to the largest customer included therein amounted to approximately 40%. During the six months ended 30th June, 2004, the Group's five largest suppliers accounted for less than 30% of the Group's total purchases.

To the best knowledge of the Directors, neither the Directors, their associates, nor any shareholders who owned more than 5% of the Company's issued share capital, had any beneficial interest in any of the Group's five largest customers during the six months ended 30th June, 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30th June, 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PRE-EMPTIVE RIGHTS

There are no provisions for the pre-emptive rights under the Company's Articles of Association, or the laws of the Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

SPONSOR'S INTERESTS

As updated and notified by the Company's sponsor, Celestial Capital Limited ("CASH"), as at 30th June, 2004, neither CASH nor any of its Directors, employees or associates had any interests in the shares of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the shares of the Company or any member of the Group.

Pursuant to the sponsorship agreement dated 24th November, 2003 entered with the Company, CASH received and will receive fees for acting as the Company's continuing sponsor for the period from the Listing Date to 31st December, 2005.

AUDIT COMMITTEE

The audit committee has two members comprising the two independent non-executive Directors, namely Mr. Gandhi Prawira and Ms. Novayanti. Mr. Gandhi Prawira is the Chairman of the audit committee.

Up to the date of approval of these financial statements, the audit committee has held 3 meetings and has reviewed the unaudited figures for the half-year report and accounts for the six months ended 30th June, 2004 prior to recommending such accounts to the Board for approval.

COMPLIANCE

In the opinion of the Directors, the Company has complied with Rules 5.28 to 5.39 of the GEM Listing Rules (in force prior to 31st March, 2004) concerning board practices and procedures throughout the six months ended 30th June, 2004.

On behalf of the Board
Mr. Rudi Zulfian
Director

Hong Kong, 10th August, 2004.

Pan Sino International Holding Limited

環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8260)

DELAY IN APPOINTMENT OF ADDITIONAL INDEPENDENT NON-EXECUTIVE DIRECTOR AND AUDIT COMMITTEE MEMBER

The Board wishes to announce that the Company fails to complete the appointment to the Positions to meet the requirements set out in Rules 5.05(2), 5.08(1) and 5.28 of the GEM Listing Rules by 30 September 2004. The Board will use its best endeavour to complete the appointment to the Positions as soon as practicable and will ensure that such appointment will be completed no later than 31 December 2004.

Presently, Pan Sino International Holding Limited (the "Company") has three independent non-executive directors (the "INEDs"), namely Ms. Novayanti, Mr. Gandhi Prawira and Ms. Wang Poey Foon, Angela, none of whom has the appropriate professional qualifications or accounting or related financial management expertise (the "Qualifications/Expertise") as required by Rule 5.05(2) of The Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules"). In addition, the audit committee of the Company comprises two of the INEDs, namely Ms. Novayanti and Mr. Gandhi Prawira.

According to Rules 5.05(2), 5.08(1) and 5.28 of the GEM Listing Rules, by 30 September 2004, the board of directors (the "Board") of the Company must have at least an additional INED who has the Qualifications/ Expertise and the Company's audit committee must have at least an additional member who is an INED with the Qualifications/Expertise (the said vacancies are hereinafter referred to as the "Positions").

Since 31 March 2004, the Board had identified 3 potential candidates for the Positions. However, the Board could not come up with mutually acceptable employment terms with the potential candidates. Currently, the Board is in the process of finalising employment terms with a potential candidate for the Positions. In addition, the Company is also in the process of collecting and confirming background information of the potential candidate. Therefore, the Board believes that the appointment to the Positions will not be made on or before 30 September 2004 and therefore the Company will fail to meet the requirements set out in Rules 5.05(2), 5.08(1) and 5.28 of the GEM Listing Rules by 30 September 2004. Pursuant to Rules 5.06 and 5.33 of the GEM Listing

Rules, the Company has to make this announcement and complete the appointment to the Positions to meet the requirements set out in Rules 5.05(2) and 5.28 of the GEM Listing Rules not later than 31 December 2004, that is within 3 months after 30 September 2004. The Board will use its best endeavour to complete the appointment to the Positions as soon as practicable and will ensure that such appointment will be completed no later than 31 December 2004 because it takes time for the Company to finalise the employment terms with the potential candidate for the Positions.

Directors

As at the date of this announcement, the executive directors of the Company are Mr. Harmiono Judianto, Mr. Johanas Herkiamto and Mr. Rudi Zulfian and the independent non-executive directors of the Company are Ms. Novayanti, Mr. Gandhi Prawira and Ms. Wang Poey Foon, Angela.

By order of the Board
Johanas Herkiamto
Vice Chairman

Jakarta, 30 September 2004

This announcement will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

* *for identification purposes only*

Pan Sino International Holding Limited

環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8260)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Pan Sino International Holding Limited (the "Company") hereby announces that a meeting of the Board will be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H.Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Monday, 8 November 2004 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time) for the following purposes:–

1. To consider and approve the third quarterly unaudited results of the Company and its subsidiaries for the nine months ended 30 September 2004;

2. To approve the draft announcement and third quarterly report in respect of the third quarterly unaudited results of the Company and its subsidiaries for the nine months ended 30 September 2004 to be published on the website of the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ("GEM") and/or despatched to the Company's shareholders;

3. To consider the payment of interim dividend, if any;

4. To consider the closure of the Company's Register of Members, if necessary; and

5. To transact any other business.

On behalf of the Board
Rudi Zulfian
Director

Jakarta, Indonesia, 26 October 2004

As at the date of this notice, Mr Harmiono Judianto, Mr Johanas Herkiamto and Mr Rudi Zulfian are the executive directors of the Company and Mr Gandhi Prawira, Ms Novayanti and Ms Wang Poey Foon, Angela are the independent non-executive directors of the Company.

This announcement will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

* *For identification purposes only*

Pan Sino International Holding Limited

環新國際有限公司*

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 8260)

RESULTS ANNOUNCEMENT

For the Nine Months ended 30 September 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the Directors of Pan Sino International Holding Limited (the "Company") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purposes only*

HIGHLIGHTS

- Turnover for the nine months ended 30th September 2004, amounted to approximately HK$417.08 million, representing a slight increase of approximately 0.03 % compared to the corresponding period in 2003.
- Sales volume for the nine months ended 30th September 2004 increased by approximately 25.07% into 37,340 tonnes compared to the corresponding period in 2003.
- Profit from operations increased by 8.44% compared to the corresponding period in 2003 to approximately HK$95.31 million for the nine months ended 30th September 2004.
- Earning per share was approximately HK8.02 cents.
- The Directors do not recommend payment of an interim dividend for the nine months ended 30th September 2004.
- Profit attributable to shareholders for the nine months ended 30th September 2004 was approximately HK$64.16 million representing an increase of approximately 5.04% compared to the corresponding period in 2003.

RESULTS

The Directors (the "Directors") of Pan Sino International Holding Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (together the "Group") for the nine months ended 30th September 2004 together with the comparative unaudited figures for the corresponding period in 2003 (the "Relevant Period"), which are set out as follows:

CONSOLIDATED INCOME STATEMENT

		Three months ended 30th September		Nine months ended 30th September	
		2004	2003	**2004**	2003
		(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
	Note	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Turnover	*2*	**196,113**	200,056	**417,079**	416,937
Cost of sales		**(154,877)**	(151,667)	**(324,175)**	(322,593)
Gross profit		**41,236**	48,389	**92,904**	94,344
Interest income		**626**	358	**2,294**	1,458
Selling & distribution expenses		**(757)**	(722)	**(1,984)**	(1,460)
General and administration expenses		**(864)**	(691)	**(2,393)**	(1,581)
Net exchange loss		**(1,938)**	(286)	**4,490**	(4,871)
Profit from operations		**38,303**	47,048	**95,311**	87,890
Finance cost		**–**	(371)	**–**	(1,871)
Profit before taxation	*3*	**38,303**	46,677	**95,311**	86,019
Taxation	*4*	**(11,207)**	(12,862)	**(27,929)**	(22,036)
Profit after taxation		**27,096**	33,815	**67,382**	63,983
Minority interest		**(1,276)**	(1,394)	**(3,225)**	(2,902)
Profit attributable to shareholders	*5*	**25,820**	32,421	**64,157**	61,081
Earnings per share					
Basic (cents)	*6a*	**3.23**	5.79	**8.02**	10.91
Diluted (cents)	*6b*	**3.02**	5.27	**7.51**	9.94

Notes:

1. **Accounting Policies**

The accounting policies adopted for the preparation of these unaudited consolidated results of the Group are consistent with those adopted by the Group in preparation of the annual audited financial statements for the year ended 31st December 2003.

2. **Turnover and revenue**

The Group's principal activity is in the trading of cocoa beans. Turnover represents the invoiced value of goods sold during the nine months ended 30th September 2004.

3. **Profit Before Taxation**

	(Unaudited) Nine months ended 30th September,	
	2004	2003
	HK$'000	*HK$'000*
Profit before taxation is arrived at after charging:		
Cost of inventories sold	**324,175**	322,593
Auditors' remuneration	–	–
Depreciation	**6**	155
Directors' remuneration	**282**	167
Other staff costs	**351**	311
Interest on other loan wholly repayable within five years	–	1,871
Minimum lease payments in respect of land and buildings	**375**	254

4. **Taxation**

The tax charged for the nine months ended 30th September 2004 can be reconciled to the profit per the income statement as follows:

	Three months ended 30th September		Nine months ended 30th September	
	2004	2003	**2004**	2003
	(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Income tax expense				
Profit before taxation	**38,303**	46,677	**95,311**	86,019
Taxation at Indonesian progressive Income tax rate	**11,490**	14,004	**28,593**	25,806
Tax effect of expenses that are not deductible in determining taxable profit	**2**	8	**24**	18
Tax effect of income that are not deductible in determining taxable profit	**(285)**	(108)	**(688)**	(438)
Tax effect of cumulative loss	–	(1,043)	–	(3,351)
Income tax expense	**11,207**	12,861	**27,929**	22,035

During the nine months ended 30th September 2004, all of the Group's profits were derived from PT. Nataki Bamasa, incorporated and operated in the Republic of Indonesia. No provision for Hong Kong profits tax has been made in these financial statements as the Group has no assessable profits for the period. Provision for Indonesian corporate income tax for the current period is based on the following progressive tax rates:

Taxable income Rate	
IDR	%
On the first 50,000,000	10
On the next 50,000,000	15
Over 100,000,000	30

5. **Profit Attributable to Shareholders**

Profit attributable to shareholders includes a profit of approximately HK$64.16 million which has been dealt with in the unaudited financial statements of the Company.

6. **Earnings per Share**

a. The calculation of the basic earnings per share is based on profit attributable to shareholders for the nine months ended 30th September 2004 of HK$64,157,000.00 (30th September 2003: HK$61,081,000.00) and on 800,000,000 (2003: 560,000,000) shares in issue during the period.

b. The calculation of the diluted earnings per share is based on profit attributable to shareholders for the nine months ended 30th September 2004 of HK$64,157,000.00 (30th September 2003: HK$61,081,000.00) and on 854,303,030 (2003: 614,755,556) shares in issue during the period.

MOVEMENT OF RESERVES

	Share Premium	Revenue reserve	Special reserve	Exchange reserve	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2003	–	(45,521)	1,032	7,428	(37,061)
Profit for the period	–	61,081	–	–	61,081
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	–	(14,067)	(14,067)
At 30th September 2003	–	15;560	1,032	(6,639)	9,953
At 1st January 2004	86,800	31,754	83,232	10,558	212,344
Profit for nine month 2004	–	64,157	–	–	64,157
Exchange differences on translation of financial statement of overseas subsidiaries	–	–	–	(9,880)	(9,880)
At 30th September 2004	86,800	95,911	83,232	678	266,621

INTERIM DIVIDENDS

The Board does not recommend the payment of any dividend for the nine months ended 30th September 2004 (2003: Nil).

BUSINESS REVIEW

The decline in the average selling price for the three months ended 30th September 2004 was mainly due to the downtrend of International cocoa beans price. The price began to stabilized from the second week of August 2004.

The Group has made progress by receiving an order from a new customer, Theobroma, a cocoa trading company based in Netherlands. The first order from Theobroma was signed in July 2004 and the first shipment has done in the middle of September 2004. Until the end of September 2004, the Group has shipped the amount of 1,620 tonnes to Theobroma. The Group will continue its effort to expand its market-share in other customers.

Some disease has infected a few areas of the cocoa beans plantation in Sulawesi, but the Group is still able to increase its purchasing volume from the farmers by changing the purchasing areas to other areas which were not affected by the disease.

The Group continues to be one of the few purchasers in Indonesia that provide farmers with a 50% advance payment for the purchase of cocoa beans. Given our standing as one of the major exporters of cocoa beans in Indonesia, this ability to provide farmers with this payment mode guarantees the stock of cocoa beans required and at more competitive prices.

The Group's sales volume has increased from 29,855 tonnes for the nine months ended 30th September 2003 to 37,340 tonnes for the nine months ended 30th September 2004, representing an increase of approximately 25.07%.

However, profit from operations in the third quarter of 2004 was approximately HK$95.31 million, increased approximately by 8.44% compared to the corresponding period in 2003 of approximately HK$87.90 million.

Profit attributable to shareholders for the nine months ended 30th September 2004 of approximately HK$64.16 million, increased by approximately 5.04% compared to the corresponding period in 2003.

RELATIONSHIP WITH CUSTOMERS

With the recruitment of 3 additional sales and marketing staff, the Group has succeeded in getting a new customer and will continue its effort to expand the sales volume and customer base.

The Group has maintained the good and stable relationships with its overseas customers since commencement of business with them. The Directors are aware that the ability to provide quality cocoa beans and reliable service to these customers are very important as they are established cocoa product suppliers in Europe who source cocoa beans from all over the world.

As in previous years, including the nine months ended 30th September 2004, the Group has not experienced any customer complaints or returned sales.

FUTURE PROSPECTS

The trend in turnover during the third quarter of 2004 and 2003 improved mainly because the cocoa beans crop season in the first quarter is usually the low season. The main crop usually starts in April until July each year.

The business and revenue of the Group is in line with the cocoa beans crop season in Indonesia where part of the third quarter of the year 2004 usually includes the main crop of cocoa beans. The main crop will give a positive impact to the Group's sales and revenue.

- Cocoa beans traders in Indonesia face competition from other traders within their own country and from other major cocoa beans exporting countries such as Cote d'Ivoire and Ghana. Indonesia is currently the third largest producer of cocoa beans in the world and according to INCA, aims to be the largest producers by 2010. However, the Directors believe that the Group will be able to maintain its competitive edge, with the Sales Agreements signed with three of its customers; the ability to provide farmers with a 50% advance payment for purchases;

- the ability to place large orders enables us to obtain more competitive prices and in return can offer our export customers, quality cocoa beans at attractive prices;

- vast spread areas of the plantations has given the Group dealings with more farmers in different locations;

- the senior management team has experience and well established business relationships in the cocoa industry;

- the Group adopts stringent quality control procedures to ensure that the quality of the cocoa beans sourced meet with customers' requirements;

- the Group maintains close relationships with the farmers by providing value-added services such as latest market information on the cocoa industry and informal training on farming and harvesting methods.

USE OF PROCEEDS

As at 30th September 2004, the net proceeds from the public listing have still not been applied.

In the Interim Report 2004, the Group stated that the delay in the business plan was due to the legislative election and the presidential election in Indonesia. The election has carried out peacefully and a new president Mr. Soesilo Bambang Yudhoyono was elected for the period of 2004-2009, with Mr. M. Jusuf Kalla as Vice President.

After the appointment of the new ministerial cabinet, the Group will begin its business plans as stated in the prospectus which should be in early 2005.

The unused proceeds are now being placed on interest-bearing deposits with licensed banks in Indonesia.

COMPETING INTERESTS

None of the Directors, the substantial shareholder or the management shareholders (as defined in the GEM Listing Rules) had any interest in any business that competed with or might compete with the business of the Group.

MAJOR CUSTOMERS AND SUPPLIERS

The Group had five customers during the nine months ended 30th September 2004 and sales to the largest customer included therein amounted to approximately 40%. During the nine months ended 30th September 2004, the Group's five largest suppliers accounted for less than 30% of the Group's total purchases.

To the best knowledge of the Directors, neither the Directors, their associates, nor any shareholders who owned more than 5% of the Company's issued share capital, had any beneficial interest in any of the Group's five largest customers during the nine months ended 30th September 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the nine months ended 30th September 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

SPONSOR'S INTERESTS

As updated and notified by the Company's sponsor, Celestial Capital Limited ("CASH"), as at 30th September 2004, neither CASH nor any of its Directors, employees or associates had any interests in the shares of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the shares of the Company or any member of the Group.

AUDIT COMMITTEE

The audit committee comprises two of the independent non-executive Directors, namely Mr. Gandhi Prawira and Ms. Novayanti. Mr. Gandhi Prawira is the Chairman of the audit committee. The primary duties of this committee are to review the Company's annual report and accounts, half-yearly reports and quarterly reports and to provide advice and comments thereon to the Board of Directors. It will also be responsible for reviewing and supervising the financial reporting process and internal control procedures of the Group. Up to the date of approval of these financial statements, the audit committee has held 4 meetings. The audit committee has reviewed the unaudited figures for the third quarterly report and accounts for the nine months ended 30th September, 2004 prior to recommending such accounts to the Board of Directors for approval.

- As detailed in the Company's announcement dated 30th September, 2004, the audit committee must have at least an additional member who is an independent non-executive Director with the appropriate professional qualifications or accounting or related financial management expertise as required by Rule 5.05(2) of the GEM Listing Rules. The Board of Directors will use its best endeavour to complete the aforesaid appointment as soon as practicable and will ensure that such appointment will be completed not later than 31st December, 2004 because it takes time for the Company to finalise the employment terms with the potential candidate for the position.

COMPLIANCE

In the opinion of the Directors, the Company has complied with Rules 5.34 to 5.45 of the GEM Listing Rules concerning board practices and procedures throughout the nine months ended 30th September 2004.

DIRECTORS

Executive Directors of the Company as at the date of this announcement are Mr. Harmiono Judianto, Mr. Johanas Herkiamto and Mr. Rudi Zulfian and the Independent non-Executive Directors of the Company as at the date of this announcement are Ms. Novayanti, Mr. Gandhi Prawira and Ms. Wang Poey Foon, Angela.

On behalf of the Board
Mr. Harmiono Judianto
Chairman

Hong Kong, 8th November 2004.

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the day of its posting.

(V)

PAN SINO INT'L<08260> - Results Announcement (Q3, 2004, Summary)

PAN SINO INTERNATIONAL HOLDING LIMITED announced on 08/11/2004:
(stock code: 08260)

Year end date	:31/12/2004
Currency	:HKD
Auditors' report	:N/A
3rd Quarterly Report Reviewed by	:Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited) Current Period from 01/01/2004 to 30/09/2004 $'000	(Unaudited) Last Corresponding Period from 01/01/2003 to 30/09/2003 $'000
Turnover	:	417,079	416,937
Profit/(Loss) from Operations	:	95,311	87,890
Finance cost	:	0	(1,871)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	64,157	61,081
% Change Over the Last Period	:	+5.04%	
EPS / (LPS)			
Basic (in dollar)	:	HKD 0.0802	HKD 0.1091
Diluted (in dollar)	:	HKD 0.0751	HKD 0.0994
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	64,157	61,081
3rd Quarter Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 3rd Quarter Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
PAN SINO INTERNATIONAL HOLDING LIMITED

Signature :
Name : Mr. Rudi Zulfian
Title : Director

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and

that there are no other matters the omission of which would make the Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

1. Group Reorganisation.

The Company was incorporated in the Cayman Islands on 16th October 2002 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Pursuant to a reorganisation scheme to rationalise the structure of the Group in preparation for the listing of the Company¡¦s shares on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited on 2nd December 2003, the Company became the holding company of the companies now comprising the Group on 23rd June 2003. This was accomplished through the acquisition of the entire issued share capital of Dickinson Group Limited in consideration of and in exchange for the Company¡¦s allotted and issued ordinary shares.

2. Listing Date

The Company was listed on 2nd December 2003

3. Basis of Preparation

The accounting policies adopted for the preparation of these unaudited consolidated results of the Group are consistent with those adopted by the Group in the preparation of annual audited financial statements for the year ended 31st December 2003.

4. Earnings per share

The calculation of the basic earnings per share is based on profit attributable to shareholders for the nine months ended 30th September 2004 of HK$64,157,000.00 (30th September, 2003: HK$61,081,000.00) and on 800,000,000 (2003: 560,000,000) shares in issue during the period.

The calculation of the diluted earnings per share is based on profit attributable to shareholders for the nine months ended 30th September 2004 of HK$64,157,000.00 (30th September, 2003: HK$61,081,000.00) and on 854,303,030 (2003: 614,755,556) shares in issue during the period.

Pan Sino

International Holding Limited

環新國際有限公司

(Incorporated in the Cayman Islands with limited liability)

Third Quarterly Report 2004



CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the Directors of Pan Sino International Holding Limited (the "Company") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

HIGHLIGHTS

- Turnover for the nine months ended 30th September 2004, amounted to approximately HK$417.08 million, representing a slight increase of approximately 0.03 % compared to the corresponding period in 2003.
- Sales volume for the nine months ended 30th September 2004 increased by approximately 25.07% into 37,340 tonnes compared to the corresponding period in 2003.
- Profit from operations increased by 8.44% compared to the corresponding period in 2003 to approximately HK$95.31 million for the nine months ended 30th September 2004.
- Earning per share was approximately HK8.02 cents.
- The Directors do not recommend payment of an interim dividend for the nine months ended 30th September 2004.
- Profit attributable to shareholders for the nine months ended 30th September 2004 was approximately HK$64.16 million representing an increase of approximately 5.04% compared to the corresponding period in 2003.

RESULTS

The Directors (the "Directors") of Pan Sino International Holding Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (together the "Group") for the nine months ended 30th September 2004 together with the comparative unaudited figures for the corresponding period in 2003 (the "Relevant Period"), which are set out as follows:

CONSOLIDATED INCOME STATEMENT

		Three months ended 30th September		**Nine months ended 30th September**	
		2004	2003	**2004**	2003
		(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
	Note	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Turnover	*2*	**196,113**	200,056	**417,079**	416,937
Cost of sales		**(154,877)**	(151,667)	**(324,175)**	(322,593)
Gross profit		**41,236**	48,389	**92,904**	94,344
Interest income		**626**	358	**2,294**	1,458
Selling & distribution expenses		**(757)**	(722)	**(1,984)**	(1,460)
General and administration expenses		**(864)**	(691)	**(2,393)**	(1,581)
Net exchange loss		**(1,938)**	(286)	**4,490**	(4,871)
Profit from operations		**38,303**	47,048	**95,311**	87,890
Finance cost		**–**	(371)	**–**	(1,871)
Profit before taxation	*3*	**38,303**	46,677	**95,311**	86,019
Taxation	*4*	**(11,207)**	(12,862)	**(27,929)**	(22,036)
Profit after taxation		**27,096**	33,815	**67,382**	63,983
Minority interest		**(1,276)**	(1,394)	**(3,225)**	(2,902)
Profit attributable to shareholders	*5*	**25,820**	32,421	**64,157**	61,081
Earnings per share					
Basic (cents)	*6a*	**3.23**	5.79	**8.02**	10.91
Diluted (cents)	*6b*	**3.02**	5.27	**7.51**	9.94

Notes:

1. **Accounting Policies**

The accounting policies adopted for the preparation of these unaudited consolidated results of the Group are consistent with those adopted by the Group in preparation of the annual audited financial statements for the year ended 31st December 2003.

2. **Turnover and revenue**

The Group's principal activity is in the trading of cocoa beans. Turnover represents the invoiced value of goods sold during the nine months ended 30th September 2004.

3. **Profit Before Taxation**

	(Unaudited) Nine months ended 30th September,	
	2004	2003
	HK$'000	*HK$'000*
Profit before taxation is arrived at after charging:		
Cost of inventories sold	**324,175**	322,593
Auditors' remuneration	**-**	-
Depreciation	**6**	155
Directors' remuneration	**282**	167
Other staff costs	**351**	311
Interest on other loan wholly repayable within five years	**-**	1,871
Minimum lease payments in respect of land and buildings	**375**	254

4. **Taxation**

The tax charged for the nine months ended 30th September 2004 can be reconciled to the profit per the income statement as follows:

	Three months ended 30th September		**Nine months ended 30th September**	
	2004	2003	**2004**	2003
	(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Income tax expense				
Profit before taxation	**38,303**	46,677	**95,311**	86,019
Taxation at Indonesian progressive income tax rate	**11,490**	14,004	**28,593**	25,806
Tax effect of expenses that are not deductible in determining taxable profit	**2**	8	**24**	18
Tax effect of income that are not deductible in determining taxable profit	**(285)**	(108)	**(688)**	(438)
Tax effect of cumulative loss	**-**	(1,043)	**-**	(3,351)
Income tax expense	**11,207**	12,861	**27,929**	22,035

During the nine months ended 30th September 2004, all of the Group's profits were derived from PT. Nataki Bamasa, incorporated and operated in the Republic of Indonesia. No provision for Hong Kong profits tax has been made in these financial statements as the Group has no assessable profits for the period. Provision for Indonesian corporate income tax for the current period is based on the following progressive tax rates:

Taxable income Rate

IDR	%
On the first 50,000,000	10
On the next 50,000,000	15
Over 100,000,000	30

5. Profit Attributable to Shareholders

Profit attributable to shareholders includes a profit of approximately HK$64.16 million which has been dealt with in the unaudited financial statements of the Company.

6. Earnings per Share

a. The calculation of the basic earnings per share is based on profit attributable to shareholders for the nine months ended 30th September 2004 of HK$64,157,000.00 (30th September 2003: HK$61,081,000.00) and on 800,000,000 (2003: 560,000,000) shares in issue during the period.

b. The calculation of the diluted earnings per share is based on profit attributable to shareholders for the nine months ended 30th September 2004 of HK$64,157,000.00 (30th September 2003: HK$61,081,000.00) and on 854,303,030 (2003: 614,755,556) shares in issue during the period.

MOVEMENT OF RESERVES

	Share Premium *HK$'000*	**Revenue reserve** *HK$'000*	**Special reserve** *HK$'000*	**Exchange reserve** *HK$'000*	**Total** *HK$'000*
At 1st January 2003	–	(45,521)	1,032	7,428	(37,061)
Profit for the period	–	61,081	–	–	61,081
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	–	(14,067)	(14,067)
At 30th September 2003	–	15,560	1,032	(6,639)	9,953
At 1st January 2004	86,800	31,754	83,232	10,558	212,344
Profit for nine month 2004	–	64,157	–	–	64,157
Exchange differences on translation of financial statement of overseas subsidiaries	–	–	–	(9,880)	(9,880)
At 30th September 2004	86,800	95,911	83,232	678	266,621

INTERIM DIVIDENDS

The Board does not recommend the payment of any dividend for the nine months ended 30th September 2004 (2003: Nil).

BUSINESS REVIEW

The decline in the average selling price for the three months ended 30th September 2004 was mainly due to the downtrend of International cocoa beans price. The price began to stabilized from the second week of August 2004.

The Group has made progress by receiving an order from a new customer, Theobroma, a cocoa trading company based in Netherlands. The first order from Theobroma was signed in July 2004 and the first shipment has done in the middle of September 2004. Until the end of September 2004, the Group has shipped the amount of 1,620 tonnes to Theobroma. The Group will continue its effort to expand its market-share in other customers.

Some disease has infected a few areas of the cocoa beans plantation in Sulawesi, but the Group is still able to increase its purchasing volume from the farmers by changing the purchasing areas to other areas which were not affected by the disease.

The Group continues to be one of the few purchasers in Indonesia that provide farmers with a 50% advance payment for the purchase of cocoa beans. Given our standing as one of the major exporters of cocoa beans in Indonesia, this ability to provide farmers with this payment mode guarantees the stock of cocoa beans required and at more competitive prices.

The Group's sales volume has increased from 29,855 tonnes for the nine months ended 30th September 2003 to 37,340 tonnes for the nine months ended 30th September 2004, representing an increase of approximately 25.07%.

However, profit from operations in the third quarter of 2004 was approximately HK$95.31 million, increased approximately by 8.44% compared to the corresponding period in 2003 of approximately HK$87.90 million.

Profit attributable to shareholders for the nine months ended 30th September 2004 of approximately HK$64.16 million, increased by approximately 5.04% compared to the corresponding period in 2003.

RELATIONSHIP WITH CUSTOMERS

With the recruitment of 3 additional sales and marketing staff, the Group has succeeded in getting a new customer and will continue its effort to expand the sales volume and customer base.

The Group has maintained the good and stable relationships with its overseas customers since commencement of business with them. The Directors are aware that the ability to provide quality cocoa beans and reliable service to these customers are very important as they are established cocoa product suppliers in Europe who source cocoa beans from all over the world.

As in previous years, including the nine months ended 30th September 2004, the Group has not experienced any customer complaints or returned sales.

FUTURE PROSPECTS

The trend in turnover during the third quarter of 2004 and 2003 improved mainly because the cocoa beans crop season in the first quarter is usually the low season. The main crop usually starts in April until July each year.

The business and revenue of the Group is in line with the cocoa beans crop season in Indonesia where part of the third quarter of the year 2004 usually includes the main crop of cocoa beans. The main crop will give a positive impact to the Group's sales and revenue.

- Cocoa beans traders in Indonesia face competition from other traders within their own country and from other major cocoa beans exporting countries such as Cote d'Ivoire and Ghana. Indonesia is currently the third largest producer of cocoa beans in the world and according to INCA, aims to be the largest producers by 2010. However, the Directors believe that the Group will be able to maintain its competitive edge, with the Sales Agreements signed with three of its customers; the ability to provide farmers with a 50% advance payment for purchases;

- the ability to place large orders enables us to obtain more competitive prices and in return can offer our export customers, quality cocoa beans at attractive prices;

- vast spread areas of the plantations has given the Group dealings with more farmers in different locations;

- the senior management team has experience and well established business relationships in the cocoa industry;

- the Group adopts stringent quality control procedures to ensure that the quality of the cocoa beans sourced meet with customers' requirements;

- the Group maintains close relationships with the farmers by providing value-added services such as latest market information on the cocoa industry and informal training on farming and harvesting methods.

USE OF PROCEEDS

As at 30th September 2004, the net proceeds from the public listing have still not been applied.

In the Interim Report 2004, the Group stated that the delay in the business plan was due to the legislative election and the presidential election in Indonesia. The election has carried out peacefully and a new president Mr. Soesilo Bambang Yudhoyono was elected for the period of 2004-2009, with Mr. M. Jusuf Kalla as Vice President.

After the appointment of the new ministerial cabinet, the Group will begin its business plans as stated in the prospectus which should be in early 2005.

The unused proceeds are now being placed on interest-bearing deposits with licensed banks in Indonesia.

SHARE OPTIONS

Pursuant to the written resolutions passed by all the shareholders of the Company on 20th November 2003, the Company adopted the following share option schemes:

(A) Share Option Scheme (the "Scheme")

No option under the Scheme has been granted or agreed to be granted since the adoption of the Scheme.

(B) Pre-IPO Share Option Scheme (the "Pre-IPO Scheme")

On 20th November 2003, options to subscribe for a total of 56,000,000 shares in aggregate representing 7% of the issued share capital of the Company were granted under the Pre-IPO Scheme to 4 individuals, being 2 Directors and 2 employees of the Group. A summary of information of the share options granted by the Company is provided as follows:

Grantees	Number of share options outstanding as at 01.01.2004	Vesting period	Exercisable period	Exercise price	Number of share options granted/ exercised/ lapsed/ cancelled during the nine months ended 30.09.2004	Number of share options outstanding as at 30.09.2004
Executive Directors						
Mr. Johanas Herkiamto	16,000,000	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	-	16,000,000
Mr. Rudi Zulfian	16,000,000	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	-	16,000,000
Other employees						
Mr. Elfisno	12,000,000	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	-	12,000,000
Mr. Tiswan	12,000,000	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	-	12,000,000
	56,000,000				-	56,000,000

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Save as disclosed below, none of the Directors and Chief Executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.46 of the GEM Listing Rules.

Long position in shares of the Company

Name of Director	Nature of interest	Capacity	Number of shares	Percentage of shareholding
Mr. Harmiono Judianto	Personal	Beneficial owner	456,400,000	57.05%

Note: Mr Harmiono Judianto is also the management shareholder and substantial shareholder of the Company.

Long position in underlying shares of the Company (under physically settled equity derivatives)

Name of Director	Nature of interest	Capacity	Description of equity derivatives	Number of underlying shares	Percentage of the underlying shares over the issued share capital of the Company
Mr. Johanas Herkiamto	Personal	Beneficial owner	Share option (Note)	16,000,000	2%
Mr. Rudi Zulfian	Personal	Beneficial owner	Share option (Note)	16,000,000	2%

Note: The share options were granted under the Pre-IPO Scheme. Such share options were unlisted and physically settled equity derivatives. Details of such share options are set out in the paragraph headed "Share Options" above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the paragraph headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures" above, at no time during the nine months ended 30th September 2004 was the Company or any of its subsidiaries a party to any arrangement to enable the Company's Directors, their respective spouse, or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

Save as disclosed under the paragraph headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures" above, no person (other than a Director or Chief Executive of the Company) has an interest or short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

MANAGEMENT SHAREHOLDERS' INTERESTS

Save as disclosed under the paragraphs headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures" and "Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares" above, as at 30th September 2004, no other person was able, as a practical matter, to direct or influence the management of the Company.

COMPETING INTERESTS

None of the Directors, the substantial shareholder or the management shareholders (as defined in the GEM Listing Rules) had any interest in any business that competed with or might compete with the business of the Group.

MAJOR CUSTOMERS AND SUPPLIERS

The Group had five customers during the nine months ended 30th September 2004 and sales to the largest customer included therein amounted to approximately 40%. During the nine months ended 30th September 2004, the Group's five largest suppliers accounted for less than 30% of the Group's total purchases.

To the best knowledge of the Directors, neither the Directors, their associates, nor any shareholders who owned more than 5% of the Company's issued share capital, had any beneficial interest in any of the Group's five largest customers during the nine months ended 30th September 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the nine months ended 30th September 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

SPONSOR'S INTERESTS

As updated and notified by the Company's sponsor, Celestial Capital Limited ("CASH"), as at 30th September 2004, neither CASH nor any of its Directors, employees or associates had any interests in the shares of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the shares of the Company or any member of the Group.

AUDIT COMMITTEE

The audit committee comprises two of the independent non-executive Directors, namely Mr. Gandhi Prawira and Ms. Novayanti. Mr. Gandhi Prawira is the Chairman of the audit committee. The primary duties of this committee are to review the Company's annual report and accounts, half-yearly reports and quarterly reports and to provide advice and comments thereon to the Board of Directors. It will also be responsible for reviewing and supervising the financial reporting process and internal control procedures of the Group. Up to the date of approval of these financial statements, the audit committee has held 4 meetings. The audit committee has reviewed the unaudited figures for the third quarterly report and accounts for the nine months ended 30th September, 2004 prior to recommending such accounts to the Board of Directors for approval.

As detailed in the Company's announcement dated 30th September, 2004, the audit committee must have at least an additional member who is an independent non-executive Director with the appropriate professional qualifications or accounting or related financial management expertise as required by Rule 5.05(2) of the GEM Listing Rules. The Board of Directors will use its best endeavour to complete the aforesaid appointment as soon as practicable and will ensure that such appointment will be completed not later than 31st December, 2004 because it takes time for the Company to finalise the employment terms with the potential candidate for the position.

COMPLIANCE

In the opinion of the Directors, the Company has complied with Rules 5.34 to 5.45 of the GEM Listing Rules concerning board practices and procedures throughout the nine months ended 30th September 2004.

DIRECTORS

Executive Directors of the Company as at the date of this report are Mr. Harmiono Judianto, Mr. Johanas Herkiamto and Mr. Rudi Zulfian and the Independent non-Executive Directors of the Company as at the date of this report are Ms. Novayanti, Mr. Gandhi Prawira and Ms. Wang Poey Foon, Angela.

On behalf of the Board
Mr. Harmiono Judianto
Chairman

Hong Kong, 8th November 2004.

Pan Sino International Holding Limited

環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8260)

CHANGES OF INDEPENDENT NON-EXECUTIVE DIRECTORS AND APPOINTMENT OF AN AUDIT COMMITTEE MEMBER

With effect from 30 December 2004, Ms Wang Poey Foon, Angela has resigned as an independent non-executive director of the Company and Ms Goh Hwee Chow, Jacqueline has been appointed as an independent non-executive director and a member of the audit committee of the Company.

The board of directors (the "Board") of Pan Sino International Holding Limited (the "Company") announces that Ms Wang Poey Foon, Angela ("Ms Wang") has tendered her resignation as an independent non-executive director of the Company ("INED") which will take effect on 30 December 2004. In addition, the Board is pleased to announce that Ms Goh Hwee Chow, Jacqueline ("Ms Goh") has been appointed as an INED and a member of the Company's audit committee (the "Audit Committee") with effect from 30 December 2004.

APPOINTMENT

As stated in the Company's announcement dated 30 September 2004, the Company has to comply with the requirements set out in Rules 5.05(2) and 5.28 of The Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules") not later than 31 December 2004, i.e. to appoint an additional INED who has the appropriate professional qualifications or accounting or related financial management expertise (the "Qualifications/Expertise") as required by Rule 5.05(2) of the GEM Listing Rules and to appoint an additional member of the Audit Committee who is an INED with the Qualifications/Expertise.

The Board hereby announces that Ms Goh, who possesses the Qualifications/Expertise, has been appointed as an INED and a member of the Audit Committee with effect from 30 December 2004.

Ms Goh, aged 52, holds a Degree of Bachelor of Accountancy from the University of Singapore and has been admitted to the status of Certified Practising Accountant of The Australian Society of Certified Practising Accountants since 1984. Ms Goh has over 30 years of experience in accounting/auditing/financial management. Since 1992, Ms Goh has been working in Pacific Resources Inc., an Indonesian company which is engaged in

management consultancy. Currently, Ms Goh is the Vice President Financial Controller of Pacific Resources Inc. and is responsible for overseeing the operations of accounting, treasury, system management; ensuring the compliance with policies and procedures as well as laws and regulations; overseeing the preparation of all required financial statements and reports for internal and external use; designing, establishing and maintaining an organizational structure to effectively accomplish the organization's goals and objectives; recruiting, employing, training, supervising and evaluating staff. Before joining Pacific Resources Inc., Ms Goh worked in certified public accounting firms which provided audit, tax, accounting and corporate secretarial services.

Other than acting as an INED and a member of the Audit Committee, Ms Goh does not hold any position with the Company or any member of the Company's group. In addition, Ms Goh does not hold any other directorships in listed public companies in the last three years.

Pursuant to the letter of appointment issued by the Company to Ms Goh, Ms Goh has been appointed for a term of three years commencing on 30 December 2004, subject to the retirement and re-election provisions under the articles of association of the Company. Ms Goh is entitled to receive a fixed director's fee of IDR120,000,000 (equivalent to approximately HK$100,000) per annum, payable on a 12-month basis, which is determined by the Board by reference to the remuneration benchmark in the industry and the prevailing market conditions. Ms Goh is not eligible to participate in any bonus schemes or other benefits of the kind available to executive directors of the Company.

Ms Goh does not have any relationships with any other directors, senior management, management shareholders (as defined in the GEM Listing Rules), substantial shareholders (as defined in GEM Listing Rules) or controlling shareholders (as defined in GEM Listing Rules) of the Company.

As at the date of this announcement, Ms Goh was not interested or deemed to be interested in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Saved as disclosed above, there are no other matters concerning Ms Goh that need to be brought to the attention of the shareholders of the Company.

RESIGNATION

The Board also announces that Ms Wang has resigned as an INED with effect from 30 December 2004 to pursue her personal interests. The Company and Ms Wang confirmed that there is no disagreement between them and there are no matters that need to be brought to the attention of the Company's shareholders in relation to her resignation.

GENERAL

The Board would like to take this opportunity to extend its gratitude to Ms Wang for her contribution to the Company in the past and welcome Ms Goh for joining the Company.

As at the date of this announcement, Mr Harmiono Judianto, Mr Johanas Herkiamto and Mr Rudi Zulfian are the executive directors of the Company and Ms Novayanti, Mr Gandhi Prawira and Ms Goh Hwee Chow, Jacqueline are the independent non-executive directors of the Company.

By order of the Board
Rudi Zulfian
Executive Director

Jakarta, 30 December 2004

* *For identification purposes only*

Appendix 5
FORMS RELATING TO LISTING
FORM F
The Growth Enterprise Market (GEM)
Company Information Sheet

The Stock Exchange of Hong Kong Limited (the "Exchange") takes no responsibility for the contents of this information sheet (the "information"), makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Information.

Company name: Pan Sino International Holding Limited
環新國際有限公司*

Stock code (ordinary shares): 8260

This Information contains certain particulars concerning the above company (the "Company") which is listed on the Growth Enterprise Market of the Exchange ("GEM"). These particulars are provided for the purpose of giving information to the public with regard to the Company in compliance with the Rules Governing the Listing of Securities on the GEM (the "GEM Listing Rules"). They will be displayed at the GEM website on the Internet. This Information does not purport to be a complete summary of information relevant to the Company and/or its securities.

The information in this sheet was updated as of ...... 30 December, 2004 ......

A. General

Place of incorporation : The Cayman Islands

Date of initial listing on GEM : 2 December, 2003

Name of Sponsor(s) : Celestial Capital Limited

Names of directors *(please distinguish the status of the directors -Executive, Non-Executive or Independent Non-Executive)* :

Executive Directors :
Mr. Harmiono Judianto
Mr. Johanas Herkiamto
Mr. Rudi Zulfian

Independent non-executive Directors :
Ms. Novayanti
Mr. Gandhi Prawira
Ms. Goh Hwee Chow, Jacqueline

Name(s) of substantial shareholder(s) (as such term is defined in rule 1.01 of the GEM Listing Rules) and their respective interests in the ordinary shares and other securities of the Company :

Name	Number of Shares	% shareholding
Mr. Harmiono Judianto	456,400,000	57.05

Name(s) of company(ies) listed on GEM or the Main Board of the Stock Exchange within the same group as the Company : N/A

Financial year end date : 31 December

Registered address : Caledonian House
P.O. Box 1043GT

George Town
Grand Cayman
Cayman Islands

Principal place of business	:	Jl. P. Jayakarta 117 Blok B/35-39 Jakarta Pusat (10730) Indonesia
Place of business in Hong Kong	:	26th Floor, Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
Web-site address (if applicable)	:	N/A
Share registrars	:	Cayman Islands principal share registrar and transfer office: Bank of Butterfield International (Cayman) Limited Butterfield House, 68 Fort Street P.O. Box 705, George Town Grand Cayman, Cayman Islands Hong Kong branch share registrar and transfer office: Tengis Limited G/F Bank of East Asia Harbour View Centre 56 Gloucester Road Wanchai Hong Kong
Auditors	:	PKF

B. Business activities

Export trading of cocoa beans in Indonesia

C. Ordinary shares

Number of ordinary shares in issue	:	800,000,000 shares
Par value of ordinary shares in issue	:	HK$0.01 per share
Board lot size (in number of shares)	:	5,000 shares per board lot
Name of other stock exchange(s) on which ordinary shares are also listed	:	N/A

D. Warrants

Stock code	:	N/A
Board lot size	:	N/A
Expiry date	:	N/A
Exercise price	:	N/A

Conversion ratio *(Not applicable if the warrant is denominated in dollar value of conversion right)*	:	N/A
No. of warrants outstanding	:	N/A
No. of shares falling to be issued upon the exercise of outstanding warrants	:	N/A

E. Other securities

Share options	:	Pursuant to the pre-IPO share option scheme adopted by the Company on 20 November, 2003 ("Pre-IPO Share Option Scheme"), options to subscribe for a total of 56,000,000 shares of HK$0.01 each in the Company at a subscription price of HK$0.01 per share have been granted by the Company to four grantees comprising 2 directors and 2 members of the senior management of the Company and its subsidiaries. Each of the grantees to whom options has been granted under the Pre-IPO Share Option Scheme will be entitled to exercise the options so granted at any time after the expiry of 12 months from the date on which the shares of the Company are first listed on GEM and in each case, not later than 10 years from the date of grant of the options. Each of the holders of the options under the Pre-IPO Share Option Scheme has undertaken with The Stock Exchange of Hong Kong Limited that he will not exercise the options if the exercise of such options would result in the Company's issued share capital falling below 25%.

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this Information and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief, the Information is accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make any Information inaccurate or misleading.

The Directors also collectively and individually accept full responsibility for submitting a revised information sheet, as soon as reasonably practicable after any particulars on the form previously published cease to be accurate.

The Directors acknowledge that the Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liabilities incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Signed:

Harmiono Judianto	**Johanas Herkiamto**
Rudi Zulfian	**Novayanti**
Gandhi Prawira	**Goh Hwee Chow, Jacqueline**

* *For identification purpose only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

Pan Sino International Holding Limited

環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8260)

CHANGE OF REGISTERED OFFICE

The board of directors (the "Board") of Pan Sino International Holding Limited (the "Company") announces that the registered office of the Company has been changed to Century Yard, Cricket Square, Hutchins Drive, P. O. Box 2681GT, George Town, Grand Cayman, British West Indies with effect from 31 January 2005.

By order of the Board
Rudi Zulfian
Executive Director

Jakarta, 8 February 2005

As at the date of this announcement, Mr Harmiono Judianto, Mr Johanas Herkiamto and Mr Rudi Zulfian are the executive directors of the Company and Ms Novayanti, Mr Gandhi Prawira and Ms Goh Hwee Chow, Jacqueline are the independent non-executive directors of the Company.

* *For identification purposes only*

Pan Sino International Holding Limited

環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8260)

ANNOUNCEMENT

The board of directors (the "Board") of Pan Sino International Holding Limited (the "Company") hereby announces that a meeting of the Board will be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H.Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Monday, 21 March 2005 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time) for the following purposes:–

1. To consider and approve the audited consolidated financial statements of the Company and its subsidiaries and the report of the directors for the year ended 31 December 2004;

2. To approve the draft announcement of the audited final results of the Company and its subsidiaries for the year ended 31 December 2004 to be published on the website of the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ("GEM");

3. To consider the payment of final dividend, if any;

4. To receive the Chairman's Statement;

5. To consider the election of directors of the Company;

6. To consider the appointment of auditors of the Company;

7. To recommend the seeking of the shareholders' approval at the Company's forthcoming Annual General Meeting on the granting of general mandates to the directors to issue and repurchase shares of the Company;

8. To convene the 2005 Annual General Meeting of the Company;

9. To consider the closure of the Company's Register of Members, if necessary; and

10. To transact any other business.

By order of the Board
Rudi Zulfian
Director

Jakarta, Indonesia, 8 March 2005

As at the date of this announcement, Mr Harmiono Judianto, Mr Johanas Herkiamto and Mr Rudi Zulfian are the executive directors of the Company and Ms Novayanti, Mr Gandhi Prawira and Ms Goh Hwee Chow, Jacqueline are the independent non-executive directors of the Company.

This announcement will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

* *For identification purposes only*

Appendix 5
FORMS RELATING TO LISTING
FORM F
The Growth Enterprise Market (GEM)
Company Information Sheet

The Stock Exchange of Hong Kong Limited (the "Exchange") takes no responsibility for the contents of this information sheet (the "information"), makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Information.

Company name: Pan Sino International Holding Limited
環新國際有限公司*

Stock code (ordinary shares): 8260

This Information contains certain particulars concerning the above company (the "Company") which is listed on the Growth Enterprise Market of the Exchange ("GEM"). These particulars are provided for the purpose of giving information to the public with regard to the Company in compliance with the Rules Governing the Listing of Securities on the GEM (the "GEM Listing Rules"). They will be displayed at the GEM website on the Internet. This Information does not purport to be a complete summary of information relevant to the Company and/or its securities.

The information in this sheet was updated as of 31 January, 2005

A. General

Place of incorporation : The Cayman Islands

Date of initial listing on GEM : 2 December, 2003

Name of Sponsor(s) : Celestial Capital Limited

Names of directors *(please distinguish the status of the directors -Executive, Non-Executive or Independent Non-Executive)* :

Executive Directors :
Mr. Harmiono Judianto
Mr. Johanas Herkiamto
Mr. Rudi Zulfian

Independent non-executive Directors :
Ms. Novayanti
Mr. Gandhi Prawira
Ms. Goh Hwee Chow, Jacqueline

Name(s) of substantial shareholder(s) (as such term is defined in rule 1.01 of the GEM Listing Rules) and their respective interests in the ordinary shares and other securities of the Company :

Name	Number of Shares	% shareholding
Mr. Harmiono Judianto	456,400,000	57.05

Name(s) of company(ies) listed on GEM or the Main Board of the Stock Exchange within the same group as the Company : N/A

Financial year end date : 31 December

Registered address	: Century Yard Cricket Square Hutchins Drive P.O. Box 2681GT George Town Grand Cayman British West Indies
Principal place of business	: Jl. P. Jayakarta 117 Blok B/35-39 Jakarta Pusat (10730) Indonesia
Place of business in Hong Kong	: 26th Floor, Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
Web-site address (if applicable)	: N/A
Share registrars	: Cayman Islands principal share registrar and transfer office: Bank of Butterfield International (Cayman) Limited Butterfield House, 68 Fort Street P.O. Box 705, George Town Grand Cayman, Cayman Islands Hong Kong branch share registrar and transfer office: Tengis Limited G/F Bank of East Asia Harbour View Centre 56 Gloucester Road Wanchai Hong Kong
Auditors	: PKF

B. Business activities

Export trading of cocoa beans in Indonesia

C. Ordinary shares

Number of ordinary shares in issue	: 800,000,000 shares
Par value of ordinary shares in issue	: HK$0.01 per share
Board lot size (in number of shares)	: 5,000 shares per board lot
Name of other stock exchange(s) on which ordinary shares are also listed	: N/A

D. Warrants

Stock code	: N/A
Board lot size	: N/A
Expiry date	: N/A
Exercise price	: N/A

Conversion ratio *(Not applicable if the warrant is denominated in dollar value of conversion right)*	:	N/A
No. of warrants outstanding	:	N/A
No. of shares falling to be issued upon the exercise of outstanding warrants	:	N/A

E. Other securities

Share options	:	Pursuant to the pre-IPO share option scheme adopted by the Company on 20 November, 2003 ("Pre-IPO Share Option Scheme"), options to subscribe for a total of 56,000,000 shares of HK$0.01 each in the Company at a subscription price of HK$0.01 per share have been granted by the Company to four grantees comprising 2 directors and 2 members of the senior management of the Company and its subsidiaries. Each of the grantees to whom options has been granted under the Pre-IPO Share Option Scheme will be entitled to exercise the options so granted at any time after the expiry of 12 months from the date on which the shares of the Company are first listed on GEM and in each case, not later than 10 years from the date of grant of the options. Each of the holders of the options under the Pre-IPO Share Option Scheme has undertaken with The Stock Exchange of Hong Kong Limited that he will not exercise the options if the exercise of such options would result in the Company's issued share capital falling below 25%.

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this Information and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief, the information is accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make any Information inaccurate or misleading.

The Directors also collectively and individually accept full responsibility for submitting a revised information sheet, as soon as reasonably practicable after any particulars on the form previously published cease to be accurate.

The Directors acknowledge that the Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liabilities incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Signed:

Harmiono Judianto

Johanas Herkiamto

Rudi Zulfian

Novayanti

Gandhi Prawira

Goh Hwee Chow, Jacqueline

* *For identification purpose only*

Pan Sino International Holding Limited

環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 8260)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST DECEMBER, 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability.

Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website at www.hkgem.com in order to obtain up-to-date information on GEM listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of PAN SINO INTERNATIONAL HOLDING LIMITED collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the GEM of the Stock Exchange for the purpose of giving information with regard to PAN SINO INTERNATIONAL HOLDING LIMITED. The directors of PAN SINO INTERNATIONAL HOLDING LIMITED, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

HIGHLIGHTS FOR 2004

- Turnover increased by 1.46% to HK$619.1 million
- Cost of sales increased by 3.06% to HK$481.5 million
- Sales volume increased by 18.9% to 54,440 tonnes
- Selling and distribution expenses increased by 10.5% to HK$2.5 million
- General and administrative expenses increased by 59.5% to HK$4.1 million
- Net profit for the year was HK$91.7 million

ANNUAL RESULTS

The Board of Directors of the Company (the "Board") is pleased to announce the audited consolidated results of the Group for the year ended 31st December, 2004 together with comparative figures for the previous year as follows:

Consolidated Income Statement

	Note	**2004**	2003
		HK$'000	*HK$'000*
Turnover	*3*	**619,103**	610,165
Cost of sales		**(481,467)**	(467,166)
Gross profit		**137,636**	142,999
Other income	*4*	**3,420**	2,268
Gain on disposal of fixed assets		**–**	12,200
Selling and distribution expenses		**(2,478)**	(2,243)
General and administrative expenses		**(4,102)**	(2,571)
Net exchange gain/(loss)	*5*	**3,765**	(5,475)
Profit from operations		**138,241**	147,178
Finance costs		**–**	(1,921)
Profit before taxation	*6*	**138,241**	145,257
Taxation	*7*	**(41,629)**	(55,483)
Profit after taxation		**96,612**	89,774
Minority interests		**(4,918)**	(4,499)
Profit attributable to shareholders		**91,694**	85,275
Dividends	*8*	**–**	8,000
Earnings per share			
Basic, HK cents	*9 (a)*	**11.5**	14.6
Diluted, HK cents	*9 (b)*	**10.7**	13.4

Consolidated Balance Sheet as at 31st December, 2004

	Note	**2004**	2003
		HK$'000	*HK$'000*
NON-CURRENT ASSETS			
Fixed assets		**–**	7
Deferred tax assets		**21**	29
		21	36
CURRENT ASSETS			
Inventories		**6,922**	16,335
Trade debtors		**83,310**	77,722
Advances to suppliers		**14,351**	15,838
Deposits, prepayments and other receivable		**541**	4,267
Fixed deposits		**180,252**	105,524
Cash and bank balances		**36,890**	55,313
		322,266	274,999
DEDUCT:–			
CURRENT LIABILITIES			
Tax payable		**13,284**	38,642
Accrued expenses		**365**	1,009
		13,649	39,651
NET CURRENT ASSETS		**308,617**	235,348
		308,638	235,384
REPRESENTING:–			
SHARE CAPITAL		**8,000**	8,000
RESERVES	*10*	**289,895**	212,344
PROPOSED FINAL DIVIDEND		**–**	8,000
SHAREHOLDERS' FUNDS		**297,895**	228,344
MINORITY INTERESTS		**10,743**	7,040
		308,638	235,384

Consolidated Statement of Changes In Equity

	2004	2003
	HK$'000	*HK$'000*
At 1st January	**228,344**	45,140
Exchange differences on translation of financial statements of overseas subsidiaries	**(14,143)**	3,130
Net (losses)/gains not recognised in the consolidated income statement	**(14,143)**	3,130
Profit attributable to shareholders	**91,694**	85,275
Dividend paid	**(8,000)**	–
Share placing	–	108,000
Expenses for share placing	–	(13,201)
At 31st December	**297,895**	228,344

Notes:

1. **Group Reorganisation and Basis of Preparation**

Group Reorganisation

The Company was incorporated in the Cayman Islands on 16th October, 2002 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Pursuant to a reorganisation scheme to rationalise the structure of the Group in preparation for the listing of the Company's shares on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited, the Company became the holding company of the companies now comprising the Group on 23rd June, 2003. The shares of the Company were listed on GEM on 2nd December, 2003.

Basis of preparation

The Group's financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice issued by the Hong Kong Institute of Certified Public Accountants and are prepared under the historical cost convention.

2. **Principal Accounting Policies**

The principal accounting policies adopted for the preparation of these audited consolidated results of the Group are consistent with those adopted by the Group in the preparation of the annual audited financial statements for the year ended 31st December, 2003.

3. **Turnover and Segment Information**

The Group is principally engaged in trading of cocoa beans. Turnover represents the invoiced value of goods sold during the year.

Segment information is prepared in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

(a) Business segments:

No information has been disclosed in respect of the Group's business segments as the Group operates only one business segment which is the trading of cocoa beans.

(b) Geographical segments:

In presenting information on the basis of geographical segments, segment revenue is based on the location of customers. Segment assets and capital expenditure are based on the location of the assets.

	France	Netherlands	United Kingdom	Republic of Indonesia	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31st December, 2004					
Turnover	**83,599**	**371,565**	**163,939**	**–**	**619,103**
Segment assets	**9,888**	**44,601**	**28,821**	**238,977**	**322,287**
Capital expenditure	**–**	**–**	**–**	**–**	**–**
Year ended 31st December, 2003					
Turnover	81,580	360,103	168,482	–	610,165
Segment assets	20,027	33,609	24,086	197,313	275,035
Capital expenditure	–	–	–	–	–

4. Other Income

	2004	2003
	HK$'000	*HK$'000*
Bank interest income	**3,420**	2,268

5. Net Exchange Gain/(Loss)

	2004	2003
	HK$'000	*HK$'000*
Exchange gain/(loss) arising from:		
Retranslation of prepayments denominated in US$	**–**	(177)
Trading operations	**3,809**	(5,298)
Other non-trading operations	**(44)**	–
	3,765	(5,475)

6. Profit Before Taxation

	2004	2003
	HK$'000	*HK$'000*
Profit before taxation is arrived at after charging:		
Cost of inventories sold	**481,467**	467,166
Auditors' remuneration	**208**	269
Depreciation	**6**	177
Directors' remuneration	**456**	227
Other staff costs	**1,142**	1,069
Interest on other loan wholly repayable within five years	**–**	1,921
Minimum lease payments in respect of land and buildings	**500**	376

7. Taxation

(a) Taxation in the consolidated income statement represents:

	2004	2003
	HK$'000	*HK$'000*
Overseas taxation		
Current tax	**41,624**	38,276
Deferred tax	**5**	17,207
	41,629	55,483

During the year, all of the Group's profits were derived from Nataki incorporated and operated in the Republic of Indonesia. No provision for Hong Kong profits tax has been made in these financial statements as the Group has no assessable profits for the year. Provision for Indonesian corporate income tax for the current year is based on the following progressive tax rates:

Taxable income	**Rate**
IDR	*%*
On the first 50,000,000	10
On the next 50,000,000	15
Over 100,000,000	30

The tax charge for the year can be reconciled to the profit per the income statement as follows:

	2004 *HK$'000*	2003 *HK$'000*
Profit before taxation	**138,241**	145,257
Taxation at the Indonesian progressive income tax rates	**41,457**	43,577
Tax effect of expenses that are not deductible in determining taxable profit	**521**	34
Tax effect of income that are not assessable in determining taxable profit	**(1,062)**	(719)
Tax effect of reversal of temporary difference arising on impairment losses on land use rights and land and buildings	–	12,583
Taxes on profit distribution by a subsidiary	**713**	–
Others	–	8
Income tax expense	**41,629**	55,483

(b) The following are the major deferred tax (assets)/liabilities recognised by the Group and movements thereon during the year:

	Accelerated/ (decelerated) depreciation allowances *HK$'000*	**Impairment losses on land use rights and land and buildings** *HK$'000*	**Tax losses** *HK$'000*	**Total** *HK$'000*
At 1.1.2003	2	(12,084)	(4,469)	(16,551)
Exchange adjustments	(2)	(499)	(184)	(685)
Charge/(credit) to income statement for the year	(29)	12,583	4,653	17,207
At 31.12.2003 and 1.1.2004	(29)	–	–	(29)
Exchange adjustments	3	–	–	3
Charge to income statement for the year	5	–	–	5
At 31.12.2004	**(21)**	–	–	**(21)**

As at 31st December, 2004, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was approximately HK$124,474,000 (2003: HK$31,035,000). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

8. Dividends

	2004	2003
	HK$'000	*HK$'000*
Proposed final dividend of NIL (2003: HK$0.01) per share	–	8,000

9. Earnings Per Share

(a) The calculation of basic earnings per share for the year ended 31st December, 2004 is based on the Group's profit attributable to shareholders and 800,000,000 shares in issue during the year ended 31st December, 2004.

The calculation of basic earnings per share for the year ended 31st December, 2003 is based on the Group's profit attributable to shareholders and the weighted average number of 582,356,164 shares (comprising 560,000,000 shares, being 1 share issued on the incorporation of the Company on 16th October, 2002, 99,999 shares as the consideration for the acquisition of the entire issued share capital of Dickinson Group Limited on 23rd June, 2003 and adjusting for the capitalisation issue of 559,900,000 shares as referred to in the prospectus of the Company dated 25th November, 2003 and 22,356,164 shares, being the weighted average number of 240,000,000 shares issued to the placees on 28th November, 2003) in issue during the year ended 31st December, 2003.

(b) Diluted earnings per share for the year ended 31st December, 2004 is based on the Group's profit attributable to shareholder and the weighted average number of 854,193,548 shares in issue during the year. The number of shares used in the calculation comprised 800,000,000 shares referred to in note 9(a) above and 54,193,548 shares assumed to have been issued at no consideration on the deemed exercise of the options under the Pre-IPO Share Option Scheme based on the fair value per share of HK$0.31.

Diluted earnings per share for the year ended 31st December, 2003 is based on the Group's profit attributable to shareholders and the weighted average number of 636,709,105 shares in issue during the year. The number of shares used in the calculation comprised 582,356,164 shares referred to in note 9(a) above and 54,352,941 shares assumed to have been issued at no consideration on the deemed exercise of the options under the Pre-IPO Share Option Scheme based on the fair value per share of HK$0.34.

10. Reserves

	Share premium HK$'000	Revenue reserve HK$'000	Special reserve HK$'000	Exchange reserve HK$'000	Total HK$'000
At 1.1.2003	–	(45,521)	1,032	7,428	(37,061)
Profit for the year	–	85,275	–	–	85,275
Proposed final dividend	–	(8,000)	–	–	(8,000)
Special reserve arising on the Reorganisation	–	–	82,200	–	82,200
Premium arising on placing of shares	105,600	–	–	–	105,600
Capitalisation issue	(5,599)	–	–	–	(5,599)
Expenses for placing of shares	(13,201)	–	–	–	(13,201)
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	–	3,130	3,130
At 31.12.2003 and 1.1.2004	86,800	31,754	83,232	10,558	212,344
Profit for the year	–	91,694	–	–	91,694
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	–	(14,143)	(14,143)
At 31.12.2004	**86,800**	**123,448**	**83,232**	**(3,585)**	**289,895**

FINAL DIVIDENDS

The Board does not recommend the payment of any dividend for the year ended 31st December, 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of members of the Company will be closed from Friday, 13th May, 2005 to Wednesday, 18th May, 2005 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for attending the forthcoming 2005 Annual General Meeting of the Company to be held on Wednesday, 18th May, 2005, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Thursday, 12th May, 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

Source of Cocoa Beans and Price

Currently Indonesia is the third largest cocoa beans producing countries in the world after Cote D'Ivoire and Ghana, and with the land of approximately 1.05 million hectares of cocoa plantation which mostly own by small farmers, Indonesia have a great chance to be the biggest cocoa producing countries in the world.

The Group has established itself as a major exporter of cocoa beans in terms of trading volume in Indonesia. On the basis that Group's sales continue to increase, the Group entered into Sales Agreements in October, 2002. The Group is now being one of the largest exporters of cocoa beans in Indonesia and with the Group's ability to provide farmers with a 50% advance payment for the purchase of cocoa beans, the Directors believe that the Group will continue to rise in the foreseeable future. This is very important in dealing with the farmers as they will sell the better quality cocoa beans from their harvests at a more competitive price to purchasers that can provide a meaningful advance payment.

World cocoa beans price have traded in a relatively narrow range compared to last year and New York price drifted lower from April to July, as estimates of surplus production in the 2003/2004 season rose on the back of better harvest in West Africa. The early start to the mini-dry season in West Africa prompted concerns about the 2004/2005 main crops and lead to rally in September, 2004.

However, the mini-dry season also finished early, with heavy rains falling in the cocoa zone in West Africa towards the end of August. This reduced the fears of a significant crop failure, and effect for the decreased of cocoa price.

Cocoa beans prices quoted on The Coffee, Sugar and Cocoa Exchange of New York, has been decreased in average of approximately US$1,504 per tonne compare to US$1,746 in average for the previous year.

Relationship with Customers

The Group has maintained good and stable relationships with its overseas customers since commencement of business with them. In addition to this, the Group has not experienced any customer complaints or returned sales during the year ended 31st December, 2004. The Directors believe that the ability to provide quality and reliable service to these customers are very important since they are established cocoa product suppliers in Europe who source cocoa beans from all over the world.

Sales and Marketing

As at 31st December, 2004, the Group had a sales and marketing team comprising 20 staff. This team maintains close contact with its customers, from whom they collect the latest market information and provide it to the farmers through the other departments of the Group. The Directors believe this assists the Group in sourcing from farmers the products that satisfy customers' requirements.

The Group has focused on the export market since January 2001, as overseas customers generally place larger orders.

Currently the Group sells its products to five established importers based in Europe who resell the products to other cocoa beans trading companies and cocoa processing and/or manufacturing companies in the United States of America.

The Group entered into the Sales Agreements with Unicom, ICBT and Westermann in October, 2002. Each agreed to purchase from the Group a minimum amount of cocoa beans every year. The Sales Agreements were entered into for the purpose of formalizing the relationship between the Group and its customers and to ensure a continuous flow of business from the customers. The annual minimum purchase amount was determined based on the sales projection of the three customers over a period of three years.

In year 2004, the Group has succeeded to add one new customer namely Theobroma, a cocoa trading company base in Netherlands.

Business Prospect

The international cocoa beans trading industry is competitive with numerous suppliers both domestic and overseas. Cocoa beans traders in Indonesia face competition from other traders within their own country and from other major cocoa beans exporting countries such as Cote d'Ivoire and Ghana.

To ensure a continuous flow of business from its customers, currently the Management is in discussion with the customers regarding the possibility of continuation of the Sales Agreements that was signed in October, 2002 with 3 of the customers namely, Unicom, ICBT and Westermann and look for the possibility of signing renewed Sales Agreements with all of these customers. However, the Directors believe that the Group will be able to maintain its competitive edge for the following reasons:

- the Group is one of the few purchasers in Indonesia which provide farmers with a 50% advance payment for purchases. This is very important in dealing with the farmers as they will sell better quality cocoa beans from their harvests at more competitive prices;

- the Groups' ability to place large orders with farmers, enables us to obtain more competitive prices from the farmers. By purchasing quality cocoa beans at a competitive price, the Group can offer its export customers, all of whom are established cocoa product suppliers in Europe, export-quality cocoa beans at attractive prices. The Directors believe that this is especially important to overseas customers as they source cocoa beans from all over the world;

- the Group's senior management team has experience and well established business relationships in the cocoa industry;

- the Group adopts stringent quality control procedures to ensure that the quality of the cocoa beans sourced from the farmers meet with customers' requirements;

- the Group maintains close relationships with the farmers by providing value-added services such as latest market information on the cocoa industry and informal training on farming and harvesting methods;

- Indonesia is currently the third largest producers of cocoa beans in the world and have a change to be the biggest cocoa beans producing country in the world.

FINANCIAL REVIEW

Financial Resources and Liquidity

As at 31st December, 2004, the shareholder's funds of the Group amounted to approximately HK$297.9 million (2003: HK$228.3 million). Current assets amounted to approximately HK$322.3 million (2003: HK$275 million) of which approximately HK$217.1 million (2003: HK$160.8 million) were cash and bank deposits. Current liabilities amounted to approximately HK$13.7 million (2003: HK$39.6 million), mainly in tax payable and accrued expenses. The net assets value per share was HK$0.37 (2003:HK$0.29) as at 31st December, 2004.

Turnover

Turnover was approximately HK$619.1 million in the current year (2003: HK$610.2 million) which represent an increment of 1.46% compared to the previous year.

Cost of Sales

During the year ended 31st December, 2004, the Group's cost of sales was approximately HK$481.5 million, compared to HK$467.2 million in the previous year. The increase was due to the increase in sales volume of the Group.

Gross Profit

The Group's gross profit during the year ended 31st December, 2004 was approximately HK$137.6 million, decreased of approximately 3.8% compared to approximately HK$143 million in the previous year. The decreased was mainly due to the decreased in sales price of cocoa beans.

Profit Attributable to Shareholders

Due to the increase in sales volume of cocoa beans, the Group's profit attributable to shareholders during the year ended 31st December, 2004 amounted to approximately HK$91.7 million, which exceeds the profit attributable to shareholders of approximately HK$85.3 million for the year ended 31st December, 2003.

Gearing Ratio

The Group did not have any bank borrowing or bank overdrafts as at 31st December, 2004 (2003: Zero).

With 0% gearing ratio the Group will be able to reduce its financial risks and provides the opportunity to raise more debt financing in the future. Its also means that the Group could generate excess return regardless of the PE level.

Employees

As at 31st December, 2004, the total number of employees of the Group was 72. For the year ended 31st December, 2004, the staff costs including directors of the Group amounted to approximately HK$1,598,000 or amounted to 0.26% of the turnover of the Group and an increased of approximately HK$302,000 or approximately 23.3% as compared to that of the year ended 31st December, 2003.

Ms. Goh Hwee Chow, Jacqueline has been appointed as an Independent Non-Executive Director of the Company on 30th December, 2004.

Material Acquisition and Disposals of Subsidiaries and Affiliated Companies

During the year ended 31st December, 2004, the Group had no material acquisition and disposal of subsidiaries and affiliated companies.

Significant Investment

There was no significant investment during the year.

Material Investment or Capital Assets

As at 31st December, 2004, the Group had no material investment

Capital Structure of the Group in Debt Securities

During the year ended 31st December, 2004, the Group had no debt securities in issue.

Exposure to Fluctuations in Exchange Rates

During the year ended 31st December, 2004, IDR depreciated against the US dollar from US$1 to IDR8,547 as at 1st January, 2004 to US$1 to IDR9,290 as at 31st December, 2004. The Group's net exchange gain during the year was approximately HK$3.8 million, compared to net exchange loss amounted to HK$5.5 million in the previous year. The net exchange gain was mainly resulted from the Group's export trading operations which received payments in US dollars,

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

AUDIT COMMITTEE

The audit committee comprises three independent non-executive Directors, namely Mr. Gandhi Prawira, Ms. Novayanti and Ms. Goh Hwee Chow, Jacqueline. Mr. Gandhi Prawira is the Chairman of the audit committee. The primary duties of this committee are to review the Company's annual report and accounts, half-yearly reports and quarterly reports and to provide advice and comments thereon to the Board of Directors. The audit committee will also be responsible for reviewing and supervising the financial reporting process and internal control procedures of the Group. Up to the date of approval of the Group's financial statements, the audit committee has held 5 meetings and has reviewed the annual report and accounts for the year ended 31st December, 2004 prior to recommending such accounts to the Board for approval.

COMPETING INTEREST

None of the Directors, the substantial shareholder or the management shareholders (as defined in the GEM Listing Rules) had any interests in any business which competed with or might compete with the business of the Group.

MAJOR CUSTOMERS AND SUPPLIERS

The Group had five customers during the year and sales to the largest customer included therein amounted to approximately 29%. During the year, the Group's five largest suppliers accounted for less than 30% of the Group's total purchases.

To the best knowledge of the Directors, neither the Directors, their associates, nor any shareholders, who owned more than 5% of the Company's issued share capital, had any beneficial interest in any of the Group's five largest customers during the year.

PRE-EMPTIVE RIGHTS

There are no provisions for the pre-emptive rights under the Company's Articles of Association, or the laws of the Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

SPONSOR'S INTEREST

As updated and notified by the Company's sponsor, Celestial Capital Limited ("CASH"), as at 31st December, 2004, neither CASH nor any of its Directors, employees or associates had any interests in the shares of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the shares of the Company or any member of the Group.

Pursuant to the sponsorship agreement dated 24th November, 2003 entered with the Company, CASH received and will receive fees for acting as the Company's continuing sponsor for the period from the Listing Date to 31st December, 2005.

CONTINGENT LIABILITIES

As of the date of this announcement, the Directors are not aware of any material contingent liabilities.

COMPLIANCE WITH RULES 5.34 TO 5.45 OF THE GEM LISTING RULES

The Company has complied with the board practices and procedures as set out in Rules 5.34 to 5.45 of the GEM Listing Rules throughout the financial year ended 31st December, 2004.

On behalf of the Board
PAN SINO INTERNATIONAL HOLDING LIMITED
Harmiono Judianto
Chairman

Jakarta, 21st March, 2005

As at the date this announcement, the Board comprises of three executive directors, being Mr. Harmiono Judianto, Mr. Johanas Herkiamto and Mr. Rudi Zulfian; and three independent non-executive directors, being Ms. Novayanti, Mr. Gandhi Prawira and Ms. Goh Hwee Chow, Jacqueline.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least 7 days from the date of its posting.

PAN SINO INT'L<08260> - Results Announcement (Final, 2004, Summary)

(dd)

Pan Sino International Holding Limited announced on 21/03/2005:
(stock code: 08260)

Year end date :31/12/2004
Currency :HKD
Auditors' report :Unqualified

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Audited) Current Period from 01/01/2004 to 31/12/2004 HK'000	(Audited) Last Corresponding Period from 01/01/2003 to 31/12/2003 HK'000
Turnover	:	619,103	610,165
Profit/(Loss) from Operations	:	138,241	147,178
Finance cost	:	-	(1,921)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	91,694	85,275
% Change Over the Last Period	:	+7.53%	
EPS / (LPS)			
Basic (in dollar)	:	HKD 0.115	HKD 0.146
Diluted (in dollar)	:	HKD 0.107	HKD 0.134
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	91,694	85,275
Final Dividends per Share	:	NIL	HKD0.01
(specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for Annual General Meeting	:	13/05/2005 to 18/05/2005	bdi.
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
Pan Sino International Holding Limited

Signature :
Name : Rudi Zulfian
Title : Director

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the

Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading. The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

1. Group Reorganisation

The Company was incorporated in the Cayman Islands on 16th October, 2002 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Pursuant to a reorganisation scheme to rationalise the structure of the Group in preparation for the listing of the Company's shares on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited, the Company became the holding company of the companies now comprising the Group on 23rd June, 2003. The shares of the Company were listed on GEM on 2nd December, 2003.

2. Listing Date

The Company was listed on 2nd December 2003.

3. Basis of Preparation

The Group's financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice issued by the Hong Kong Institute of Certified Public Accountants and are prepared under the historical cost convention.

4. Earnings per share

(a) The calculation of basic earnings per share for the year ended 31st December, 2004 is based on the Group's profit attributable to shareholders and 800,000,000 shares in issue during the year ended 31st December, 2004.

The calculation of basic earnings per share for the year ended 31st December, 2003 is based on the Group's profit attributable to shareholders and the weighted average number of 582,356,164 shares (comprising 560,000,000 shares, being 1 share issued on the incorporation of the Company on 16th October, 2002, 99,999 shares as the consideration for the acquisition of the entire issued share capital of Dickinson Group Limited on 23rd June, 2003 and adjusting for the capitalisation issue of 559,900,000 shares as referred to in the

prospectus of the Company dated 25th November, 2003 and 22,356,164 shares, being the weighted average number of 240,000,000 shares issued to the placees on 28th November, 2003) in issue during the year ended 31st December, 2003.

(b) Diluted earnings per share for the year ended 31st December, 2004 is based on the Group's profit attributable to shareholder and the weighted average number of 854,193,548 shares in issue during the year. The number of shares used in the calculation comprised 800,000,000 shares referred to in note 4(a) above and 54,193,548 shares assumed to have been issued at no consideration on the deemed exercise of the options under the Pre-IPO Share Option Scheme based on the fair value per share of HK$0.31.

Diluted earnings per share for the year ended 31st December, 2003 is based on the Group's profit attributable to shareholders and the weighted average number of 636,709,105 shares in issue during the year. The number of shares used in the calculation comprised 582,356,164 shares referred to in note 4(a) above and 54,352,941 shares assumed to have been issued at no consideration on the deemed exercise of the options under the Pre-IPO Share Option Scheme based on the fair value per share of HK$0.34.

Pan Sino International Holding Limited

環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8260)

ANNOUNCEMENT

The directors (the "Directors") of Pan Sino International Holding Limited (the "Company") have noted today's decrease in the price and increase in the trading volume of the shares of the Company and wish to state that the Directors are not aware of any reasons for such fluctuations, save as the Company had made an announcement dated 21st March, 2005 regarding the Company's consolidated annual results for the year ended 31st December, 2004.

The Directors also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules"), neither are the Directors aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

The Directors collectively and individually accept responsibility for the accuracy of this announcement.

As at the date of this announcement, the Board comprises three executive Directors, being Mr. Harmiono Judianto, Mr. Johanas Herkiamto and Mr. Rudi Zulfian; and three independent non-executive Directors, being Ms. Novayanti, Mr. Gandhi Prawira and Ms. Goh Hwee Chow, Jacqueline.

On behalf of the Board
PAN SINO INTERNATIONAL HOLDING LIMITED
Harmiono Judianto
Chairman

Jakarta, 22nd March, 2005

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules of the Stock Exchange for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquires, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respect and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for at least 7 days from the day of its posting.

* *for identification purposes only*

PAN SINO INTERNATIONAL HOLDING LIMITED
環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8260)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Pan Sino International Holding Limited (the "Company") will be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H.Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Wednesday, 18 May 2005 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time) for the following purposes:

1. To receive and consider the audited consolidated financial statements and the reports of the Directors and Auditors for the year ended 31 December 2004;

2. To re-elect the retiring Directors, to fix the maximum number of Directors and to authorise the Board of Directors to fix the respective Directors' remuneration;

3. To appoint Auditors and to authorise the Board of Directors to fix their remuneration;

4. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

   "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of issued shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution and the said approval shall be limited accordingly; and

* *for identification purposes only*

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meeting; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held.";

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with authorised and unissued shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue (as defined below);

(ii) the exercise of options under a share option scheme of the Company; and

(iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company,

shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meeting; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held;

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction or the requirements of any recognised regulatory body or any stock exchange)."; and

6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** conditional upon the passing of resolutions nos. 4 and 5 set out in the notice convening this meeting, the general mandate referred to in resolution no. 5 above be and is hereby extended by the addition to the aggregate nominal amount of shares which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of shares purchased by the Company pursuant to the mandate referred to in resolution no. 4 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.".

Yours faithfully
On behalf of the Board
Harmiono Judianto
Chairman

Jakarta, 31 March 2005

Notes:

(a) Any shareholder of the Company entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company. A shareholder who is the holder of two or more shares of the Company may appoint more than one proxy to represent him to attend and vote on his behalf. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

(b) To be effective, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's Share Registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Delivery of the form of proxy shall not preclude a shareholder of the Company from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

(c) The register of members of the Company will be closed from Friday, 13 May 2005 to Wednesday, 18 May 2005, both days inclusive, during which period no transfer of shares of the Company will be registered. In order to qualify for attending the annual general meeting of the Company to be held on Wednesday, 18 May 2005, all transfers of shares of the Company accompanied by the relevant share certificates and appropriate transfer forms must be lodged with the Company's Share Registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Thursday, 12 May 2005.

(d) In relation to the ordinary resolutions nos. 4, 5 and 6 set out in the above notice, the Directors wish to state that they have no immediate plan to issue any new shares or repurchase any existing shares of the Company.

As at the date of this announcement, Mr Harmiono Judianto, Mr Johanas Herkiamto and Mr Rudi Zulfian are the executive Directors and Mr Gandhi Prawira, Ms Novayanti and Ms Goh Hwee Chow, Jacqueline are the independent non-executive Directors.

This announcement will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

(99)

RECEIVED
2005 JUN 30 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PAN SINO INTERNATIONAL HOLDING LIMITED

環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8260)

Form of Proxy for use at the Annual General Meeting to be held on Wednesday, 18 May 2005

I/We *(Note 1)* ______________________________

of ______________________________

being the registered holder(s) of ______________________________ shares *(Note 2)* of HK$0.01 each in the share capital of the above-named Company (the "Company"), **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** *(Note 3)* or ______________________________

of ______________________________

as my/our proxy to attend the Annual General Meeting (and at any adjournment thereof) of the Company to be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H. Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Wednesday, 18 May 2005 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the said Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below *(Note 4)*.

RESOLUTIONS	FOR	AGAINST
1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2004.		
2. (i) To re-elect Mr. Rudi Zulfian as a Director.	(i)	(i)
(ii) To re-elect Ms. Goh Hwee Chow, Jacqueline as a Director.	(ii)	(ii)
(iii) To fix the maximum number of Directors.	(iii)	(iii)
(iv) To authorize the Board of Directors to fix the Directors' remuneration.	(iv)	(iv)
3. To re-appoint Messrs PKF as Auditors and to authorize the Board of Directors to fix Auditors' remuneration.		
4. To grant a general mandate to the Directors to purchase the Company's own shares not exceeding 10% of the total nominal amount of the issued shares of the Company as at the date of passing of this resolution.		
5. To grant a general mandate to the Directors to issue, allot and deal with additional shares of the Company not exceeding 20% of the total nominal amount of the issued shares of the Company as at the date of passing of this resolution.		
6. To extend the general mandate granted to the Directors to issue, allot and deal with additional shares of the Company by an amount representing the aggregate nominal amount of the shares repurchased by the Company.		

Dated this ______________ day of ______________ 2005.   Signature *(Note 5)*: ______________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares of the Company registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out the words **"THE CHAIRMAN OF THE MEETING"** here inserted and insert the name and address of the proxy desired in the space provided. A member of the Company who is the holder of two or more shares may appoint more than one proxy to attend and vote on his behalf at the Meeting provided that if more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST".** Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised.
6. On a show of hands every member of the Company present in person or by proxy or being a corporation, is present by its duly authorised representative, shall have one vote and on a poll every member of the Company present in person or by proxy or, in the case of a member being a corporation, by its duly authorised representative, shall have one vote for every fully paid share of which he is the holder.
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company.
8. To be valid, this form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's Share Registrar in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding this Meeting or any adjournment thereof.
9. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
10. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

* *for identification purposes only*

(hk)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Pan Sino International Holding Limited, you should at once hand this circular, together with the form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

This circular, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this circular is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this circular misleading; and (iii) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

PAN SINO INTERNATIONAL HOLDING LIMITED

環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8260)

PROPOSED GRANTING OF GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE NEW SHARES AND PROPOSED RE-ELECTION OF RETIRING DIRECTORS

A notice convening an annual general meeting of Pan Sino International Holding Limited to be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H.Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Wednesday, 18 May 2005 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time) is set out on pages 14 to 17 of this circular. Whether or not you are able to attend the annual general meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's Share Registrar in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the annual general meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if they so wish.

This circular will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

* *for identification purposes only*

31 March 2005

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

In this circular, unless the context otherwise indicates, the following expressions shall have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H.Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Wednesday, 18 May 2005 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time), the notice of which is set out on pages 14 to 17 of this circular or any adjournment thereof;
"Board"	the board of Directors;
"Buyback Mandate"	as defined in paragraph 2(a) of the Letter from the Board;
"Company"	Pan Sino International Holding Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on GEM;
"Current Articles of Association"	current articles of association of the Company with the latest amendments approved by the Shareholders in the Company's annual general meeting held on 18 May 2004;
"Director(s)"	the director(s) of the Company;
"GEM"	The Growth Enterprise Market of the Stock Exchange;
"GEM Listing Rules"	The Rules Governing the Listing of Securities on GEM;
"Group"	the Company and its subsidiaries from time to time;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Issuance Mandate"	as defined in paragraph 2(b) of the Letter from the Board;
"Latest Practicable Date"	29 March 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein;
"Listing Date"	2 December 2003, being the date on which dealings in the Shares first commenced on GEM;

"Nataki"	PT Nataki Bamasa, a limited liability company incorporated under the laws of Indonesia based on a deed of establishment dated 9 May 1997 and a 95%-owned subsidiary of the Company. Nataki is principally engaged in the trading of cocoa beans;
"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Share(s)"	share(s) of HK$0.01 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Share(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Codes on Takeovers and Mergers issued by the Securities and Futures Commission in Hong Kong.

PAN SINO INTERNATIONAL HOLDING LIMITED
環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8260)

Executive Directors:
Mr Harmiono Judianto *(Chairman)*
Mr Johanas Herkiamto *(Vice Chairman)*
Mr Rudi Zulfian

Independent Non-executive Directors:
Mr Gandhi Prawira
Ms Novayanti
Ms Goh Hwee Chow, Jacqueline

Registered Office:
Century Yard
Cricket Square
Hutchins Drive,
P. O. Box 2681GT
George Town
Grand Cayman
British West Indies

Principal Place of Business in Hong Kong:
26th Floor, Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong

31 March 2005

To the Shareholders

Dear Sir/Madam,

PROPOSED GRANTING OF GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE NEW SHARES AND PROPOSED RE-ELECTION OF RETIRING DIRECTORS

1. INTRODUCTION

The purpose of this circular is to provide the Shareholders with information in respect of the resolutions to be proposed at the Annual General Meeting for (i) the granting of the Buyback Mandate to the Directors; (ii) the granting of the Issuance Mandate to the Directors; and (iii) the extension of the Issuance Mandate by adding to it the aggregate nominal amount of the Shares repurchased by the Company under the Buyback Mandate; and (iv) the re-election of the retiring Directors.

* *for identification purposes only*

2. PROPOSED GRANTING OF THE BUYBACK AND ISSUANCE MANDATES

On 18 May 2004, general mandates were given to the Directors to exercise the powers of the Company to repurchase Shares and to issue new Shares respectively. Such mandates will lapse at the conclusion of the Annual General Meeting.

Ordinary resolutions will be proposed at the Annual General Meeting to approve the granting of new general mandates to the Directors:–

(a) to purchase Shares on the Stock Exchange of an aggregate nominal amount of up to 10% of the aggregate nominal amount of the issued share capital of the Company on the date of passing of such resolution, i.e. 80,000,000 Shares on the basis that the issued share capital of the Company remains unchanged up to the date of the Annual General Meeting (the "Buyback Mandate");

(b) to allot, issue or deal with Shares of an aggregate nominal amount of up to 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of passing of such resolution, i.e. 160,000,000 Shares on the basis that the issued share capital of the Company remains unchanged up to the date of the Annual General Meeting (the "Issuance Mandate"); and

(c) to extend the Issuance Mandate by an amount representing the aggregate nominal amount of the Shares repurchased by the Company pursuant to and in accordance with the Buyback Mandate.

The Buyback Mandate and the Issuance Mandate will continue in force until the conclusion of the next annual general meeting of the Company held after the Annual General Meeting or any earlier date as referred to in ordinary resolutions nos. 4 and 5 set out in the notice of the Annual General Meeting. With reference to the Buyback Mandate and the Issuance Mandate, the Directors wish to state that they have no immediate plan to repurchase or issue any Shares pursuant thereto.

In accordance with the requirements of the GEM Listing Rules, the Company is required to send to the Shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the granting of the Buyback Mandate. The explanatory statement as required by the GEM Listing Rules in connection with the Buyback Mandate is set out in the Appendix I to this circular.

3. PROPOSED RE-ELECTION OF RETIRING DIRECTORS

Pursuant to Clause 108 of the Current Articles of Association, at each annual general meeting of the Company, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third, shall retire from office by rotation. A retiring Director shall be eligible for re-election. The Shareholders at the general meeting at which a Director retires may fill the vacated office. The Directors to retire shall be those who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Pursuant to Clause 111 of the Current Articles of Association, the Company may from time to time in general meeting by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an additional Director. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at the meeting but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting.

Pursuant to Clause 112 of the Current Articles of Association, the Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an additional Director but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time by the Shareholders in general meeting. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at the meeting but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting.

According to the above Clauses 108 and 112 of the Current Articles of Association, Mr Rudi Zulfian and Ms Goh Hwee Chow, Jacqueline shall retire at the Annual General Meeting and, being eligible, they will offer themselves for re-election at the Annual General Meeting. Pursuant to Rule 17.46A of the GEM Listing Rules, a listed issuer shall disclose the details required under Rule 17.50(2) of the GEM Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders' approval at that relevant general meeting. The requisite details of Mr Rudi Zulfian and Ms Goh Hwee Chow, Jacqueline are set out in Appendix III of this circular.

4. ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT

The notice of the Annual General Meeting is set out on pages 14 to 17 of this circular. At the Annual General Meeting, resolutions will be proposed to approve, inter alia, the granting of the Buyback Mandate and the Issuance Mandate, the extension of the Issuance Mandate by the addition thereto of the aggregate nominal amount of the Shares repurchased by the Company pursuant to the Buyback Mandate and the re-election of the retiring Directors.

A form of proxy for use at the Annual General Meeting is enclosed with this circular and such form of proxy is also published on the GEM website (www.hkgem.com). In order to be valid, the form of proxy must be completed and signed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority at the Company's Share Registrar in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.

5. RECOMMENDATION

The Directors consider that the proposed granting of the Buyback Mandate, the proposed granting/extension of the Issuance Mandate and the proposed re-election of the retiring Directors are in the interests of the Company, the Group and the Shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

6. GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix I (Explanatory Statement on the Buyback Mandate), Appendix II (Procedure by which Shareholders may demand a poll at a general meeting pursuant to the Current Articles of Association) and Appendix III (Details of Directors proposed to be re-elected at the Annual General Meeting) to this circular.

Yours faithfully,
On behalf of the Board
Harmiono Judianto
Chairman

This Appendix contains the particulars that are required by the GEM Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to be proposed at the Annual General Meeting in relation to the granting of the Buyback Mandate.

1. REASONS FOR SHARE BUYBACK

The Directors believe that the proposed granting of the Buyback Mandate is in the interests of the Company and the Shareholders.

Repurchases of Shares may, depending on the market conditions and funding arrangements at the time, result in an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Buyback Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 800,000,000 Shares.

Subject to the passing of the relevant ordinary resolution no. 4 set out in the notice of the Annual General Meeting in respect of the granting of the Buyback Mandate and on the basis that the issued share capital of the Company remains unchanged up to the date of the Annual General Meeting, the Directors would be authorised under the Buyback Mandate to repurchase Shares of a maximum aggregate nominal amount of HK$800,000 (equivalent to 80,000,000 Shares), representing 10% of the aggregate nominal amount of the issued share capital of the Company as at the Latest Practicable Date, during the period in which the Buyback Mandate remains in force.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association, the Current Articles of Association and the laws of the Cayman Islands.

The Company is empowered by its memorandum of association and the Current Articles of Association to repurchase its Shares. The laws of the Cayman Islands provide that the amount of capital paid in connection with a share repurchase may only be paid out of either the profits of the Company or out of the proceeds of a fresh issue of Shares made for such purpose or, subject to the provisions of the Cayman Islands laws, out of capital. The amount of premium payable on repurchase may be paid out of the profits of the Company or out of the share premium account of the Company or, subject to the provisions of the Cayman Islands laws, out of capital.

4. IMPACT OF REPURCHASES

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended 31 December 2004) in the event that the Buyback Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not intend to exercise the Buyback Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Buyback Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code for all Shares not already owned by such Shareholder or group of Shareholders.

As at the Latest Practicable Date, Mr Harmiono Judianto, the Company's controlling shareholder, was interested in 456,400,000 Shares, representing approximately 57% of the total issued share capital of the Company. On the basis that the issued share capital of the Company remains unchanged up to the date of the Annual General Meeting, if the Directors exercise in full the power to repurchase Shares in accordance with the terms of the ordinary resolution to be proposed at the Annual General Meeting, the interests of Mr Harmiono Judianto would be increased to approximately 63% of the total issued share capital of the Company. The Directors are not aware of any consequences which will arise under the Takeovers Code as a result of any repurchases to be made under the Buyback Mandate.

6. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective associates (as defined in the GEM Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Buyback Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the Buyback Mandate in accordance with the GEM Listing Rules and the applicable laws of the Cayman Islands.

No connected person (as defined in the GEM Listing Rules) of the Company has notified the Company that he has a present intention to sell Shares held by him to the Company, or has undertaken not to do so in the event that the granting of the Buyback Mandate is approved by the Shareholders.

7. MARKET PRICES OF SHARES

The highest and lowest prices per Share at which the Shares have traded on GEM during each of the following previous months are as follows:–

	Highest *HK$*	**Lowest** *HK$*
2004		
March	0.455	0.330
April	0.450	0.350
May	0.365	0.280
June	0.320	0.243
July	0.325	0.260
August	0.285	0.248
September	0.275	0.243
October	0.280	0.250
November	0.285	0.250
December	0.275	0.232
2005		
January	0.248	0.230
February	0.250	0.230
March *(Up to the Latest Practicable Date)*	0.320	0.226

8. SHARES REPURCHASES MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the previous six months (whether on GEM or otherwise).

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the Annual General Meeting) pursuant to the Current Articles of Association.

According to Clause 72 of the Current Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:–

(a) by the Chairman of the meeting; or

(b) by at least two Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

Pursuant to the GEM Listing Rules, the details of the Directors who will retire at the Annual General Meeting according to the Current Articles of Association and will be proposed to be re-elected at the Annual General Meeting are provided below.

(1) Mr Rudi Zulfian, aged 36

Experience

Mr Rudi Zulfian is an executive Director and a director of certain subsidiaries of the Group. Mr Rudi Zulfian joined the Group as a director of Nataki in December 1999 and is responsible for overseeing the daily operations and finance matters of the Group. Prior to joining the Group, Mr Rudi Zulfian had worked as a finance manager in P.T. Harapan Bersama Trading, a food trading company which dealt with trading of cocoa beans, since 1995. Mr Rudi Zulfian is a registered accountant and a broker dealer in Indonesia. Mr Rudi Zulfian holds a Bachelor degree in Accounting from Andalas University, Indonesia. Mr Rudi Zulfian does not hold any other directorships in listed public companies in the last three years.

Length of service

Mr Rudi Zulfian has entered into a service contract with the Company for an initial term of 3 years commencing from the Listing Date.

Relationships

As far as the Directors are aware, Mr Rudi Zulfian does not have any financial, business or family relationships with any other Directors, senior management, management shareholders (as defined in the GEM Listing Rules), substantial shareholders (as defined in the GEM Listing Rules), or controlling shareholders (as defined in the GEM Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr Rudi Zulfian was interested in 16,000,000 share options of the Company attaching thereto the rights to subscribe for 16,000,000 Shares, representing 2% of the issued share capital of the Company, pursuant to Part XV of the SFO. Saved as disclosed above, Mr Rudi Zulfian did not have or deem to have any other interests in the Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Pursuant to the service contract entered into between Mr Rudi Zulfian and the Company, he is entitled to receive a basic annual salary of approximately HK$46,000 on a 13-month basis (subject to adjustment at the discretion of the Directors). In addition, for each of the completed year of service, he is also entitled to a discretionary bonus, provided that (i) the aggregate amount of the bonus payable to him and all other executive Directors in respect of such year may not exceed 10% of the audited combined or consolidated profit after taxation and minority interests (and after the payment of such bonus) but before extraordinary items of the Group (if any) for the relevant year (the "Profit") and (ii) the Profit for such year exceeds HK$10 million. The emoluments of Mr Rudi Zulfian are determined by the Board by reference to the remuneration benchmark in the industry in Indonesia and the prevailing market conditions.

Matters that need to be brought to the attention of the Shareholders

Save as disclosed above, there are no other matters concerning Mr Rudi Zulfian that need to be brought to the attention of the Shareholders.

(2) Ms Goh Hwee Chow, Jacqueline, aged 52

Experience

Ms Goh Hwee Chow, Jacqueline ("Ms Goh") is an independent non-executive Director and a member of the audit committee of the Company. Ms Goh holds a Degree of Bachelor of Accountancy from the University of Singapore and has been admitted to the status of Certified Practising Accountant of The Australian Society of Certified Practising Accountants since 1984. Ms Goh has over 30 years of experience in accounting/auditing/ financial management. Since 1992, Ms Goh has been working in Pacific Resources Inc., an Indonesian company which is engaged in management consultancy. Currently, Ms Goh is the Vice President Financial Controller of Pacific Resources Inc. and is responsible for overseeing the operations of accounting, treasury, system management; ensuring the compliance with policies and procedures as well as laws and regulations; overseeing the preparation of all required financial statements and reports for internal and external use; designing, establishing and maintaining an organizational structure to effectively accomplish the organization's goals and objectives; recruiting, employing, training, supervising and evaluating staff. Before joining Pacific Resources Inc., Ms Goh worked in certified public accounting firms which provided audit, tax, accounting and corporate secretarial services. Other than acting as an independent non-executive Director and a member of the audit committee of the Company, Ms Goh does not hold any position in the Company or in any member of the Group. In addition, Ms Goh does not hold any other directorships in listed public companies in the last three years.

Length of service

Pursuant to the letter of appointment issued by the Company to Ms Goh, she has been appointed for a term of three years commencing on 30 December 2004, subject to the retirement and re-election provisions under the Current Articles of Association.

Relationships

As far as the Directors are aware, Ms Goh does not have any financial, business or family relationships with any other Directors, senior management, management shareholders (as defined in the GEM Listing Rules), substantial shareholders (as defined in the GEM Listing Rules), or controlling shareholders (as defined in the GEM Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Ms Goh was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's-emoluments

Pursuant to the letter of appointment issued by Company, Ms Goh is entitled to receive a fixed director's fee of IDR120,000,000 (equivalent to approximately HK$100,000) per annum, payable on a 12-month basis, which is determined by the Board by reference to the remuneration benchmark in the industry and the prevailing market conditions. Ms Goh is not eligible to participate in any bonus schemes or other benefits of the kind available to executive Directors.

Matters that need to be brought to the attention of the Shareholders

Save as disclosed above, there are no other matters concerning Ms Goh that need to be brought to the attention of the Shareholders.

PAN SINO INTERNATIONAL HOLDING LIMITED
環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8260)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Pan Sino International Holding Limited (the "Company") will be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H.Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Wednesday, 18 May 2005 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time) for the following purposes:

1. To receive and consider the audited consolidated financial statements and the reports of the Directors and Auditors for the year ended 31 December 2004;

2. To re-elect the retiring Directors, to fix the maximum number of Directors and to authorise the Board of Directors to fix the respective Directors' remuneration;

3. To appoint Auditors and to authorise the Board of Directors to fix their remuneration;

4. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

   "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of issued shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution and the said approval shall be limited accordingly; and

   (c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meeting; and

* *for identification purposes only*

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held.";

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with authorised and unissued shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue (as defined below);

(ii) the exercise of options under a share option scheme of the Company; and

(iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company,

shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meeting; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held;

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction or the requirements of any recognised regulatory body or any stock exchange)."; and

6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** conditional upon the passing of resolutions nos. 4 and 5 set out in the notice convening this meeting, the general mandate referred to in resolution no. 5 above be and is hereby extended by the addition to the aggregate nominal amount of shares which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of shares purchased by the Company pursuant to the mandate referred to in resolution no. 4 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.".

Yours faithfully
On behalf of the Board
Harmiono Judianto
Chairman

Jakarta, 31 March 2005

Notes:

(a) Any shareholder of the Company entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company. A shareholder who is the holder of two or more shares of the Company may appoint more than one proxy to represent him to attend and vote on his behalf. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

(b) To be effective, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's Share Registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Delivery of the form of proxy shall not preclude a shareholder of the Company from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

(c) The register of members of the Company will be closed from Friday, 13 May 2005 to Wednesday, 18 May 2005, both days inclusive, during which period no transfer of shares of the Company will be registered. In order to qualify for attending the annual general meeting of the Company to be held on Wednesday, 18 May 2005, all transfers of shares of the Company accompanied by the relevant share certificates and appropriate transfer forms must be lodged with the Company's Share Registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Thursday, 12 May 2005.

(d) In relation to the ordinary resolutions nos. 4, 5 and 6 set out in the above notice, the Directors wish to state that they have no immediate plan to issue any new shares or repurchase any existing shares of the Company.

Pan Sino

International Holding Limited

環新國際有限公司

(Incorporated in the Cayman Islands with limited liability)


SEC MAIL
PROCESSING
RECEIVED
JUN 2 9 2005
WASH, D.C.
198
SECTION



Annual Report 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability.

Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website at www.hkgem.com in order to obtain up-to-date information on GEM listed issuers.

CONTENTS

CORPORATE INFORMATION

BOARD OF DIRECTORS
Mr. Harmiono Judianto *(Chairman)*
Mr. Johanas Herkiamto *(Vice Chairman)*
Mr. Rudi Zulfian
Ms. Novayanti*
Mr. Gandhi Prawira*
Ms. Jacqueline GOH Hwee Chow*

* *Independent non-executive Directors*

AUDIT COMMITTEE
Mr. Gandhi Prawira
Ms. Novayanti
Ms. Jacqueline GOH Hwee Chow

COMPLIANCE OFFICER
Mr. Johanas Herkiamto

AUTHORISED REPRESENTATIVES
Mr. Johanas Herkiamto
Mr. Rudi Zulfian

QUALIFIED ACCOUNTANT
Mr. Casey Mee Huat Lin, ACCA

COMPANY SECRETARY
Mr. Casey Mee Huat Lin, ACCA

AUDITORS
PKF
Certified Public Accountants

SPONSOR
Celestial Capital Limited

PRINCIPAL BANKER
PT. Bank Central Asia, Tbk
Indonesia

SHARE REGISTRAR AND TRANSFER OFFICE
Bank of Butterfield International (Cayman) Ltd.
Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE
Tengis Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

REGISTERED OFFICE
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681GT
George Town
Grand Cayman
British West Indies

PRINCIPAL PLACE OF BUSINESS IN INDONESIA
Jl. P. Jayakarta 117 Blok B/35
Jakarta Pusat (10730)
Indonesia

PRINCIPAL PLACE OF BUSINESS IN HONG KONG
26th Floor, Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong

STOCK CODE
8260

CHAIRMAN'S STATEMENT

With the close of the year 2004, I take much pride in presenting the Annual Report 2004 of Pan Sino International Holding Limited.

Through the quarterly and interim reports we submitted in the course of the past year, we have provided you, our shareholders the periodic peak of our progress. This Annual Report 2004 will provide the year's review as a whole.

We intend to remain visionary, viable and independent. Our core business lines are producing income streams, which add significant potential to our future earnings.

The Sales Agreement entered into in October 2002 with three established importers in Europe continued and we saw an increase in the amount of orders placed. We secured a new customer and completed our first business transaction successfully in September 2004. We are confident of their continued support and the renewal of the Sales Agreement.

With economic and political uncertainties, the Group had to revise its business plans. The general election and thereafter the presidential election created an instable condition for new investment activities. Fortunately, the Presidential Election held on 5th September, 2004, saw a peaceful and successful appointment of a new President for our country.

We have strengthened our position and continue to see many new opportunities for growth. I believe that our listing on the GEM Board in Hong Kong has opened up further exciting growth opportunities for the Company and our staff.

Currently we have 72 knowledgeable and customer oriented employees, who are executing our strategic plans. As a result, we are confident in our ability to continue building our earnings momentum. We strive for continued improvement, delivering superior long-term value to shareholders and providing one of the best places for employees to work.

In the next few years, we intend to continue and to accelerate the implementation of our strategy, focusing on the three main sources of our success, i.e. geographical coverage, technological innovation and productivity gains. We are ideally positioned to take advantage of opportunities in our fast-changing market.

This growth and continued success cannot be realized without the commitment and support of my fellow directors, management and staff, I extend my thanks and appreciation to them.

Harmiono Judianto
Chairman

Hong Kong, 21st March, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Source of Cocoa Beans

Currently Indonesia is the third largest cocoa beans producing countries in the world after Cote D'Ivoire and Ghana, and with the land of approximately 1.05 million hectares of cocoa plantation which mostly own by small farmers, Indonesia has a great chance to be the biggest cocoa producing country in the world.

The Group has established itself as a major exporter of cocoa beans in terms of trading volume in Indonesia. On the basis that Group's sales continue to increase, the Group entered into Sales Agreements in October 2002. The Group is now being one of the largest exporters of cocoa beans in Indonesia and with the Group's ability to provide farmers with a 50% advance payment for the purchase of cocoa beans, the Directors believe that the Group will continue to rise in the foreseeable future. This is very important in dealing with the farmers as they will sell the better quality cocoa beans from their harvests at a more competitive price to purchasers that can provide a meaningful advance payment.

World cocoa beans price have traded in a relatively narrow range compared to last year and New York price drifted lower from April to July, as estimates of surplus production in the 2003/2004 season rose on the back of better harvest in West Africa. The early start to the mini-dry season in West Africa prompted concerns about the 2004/2005 main crops and lead to rally in September 2004.

However, the mini-dry season also finished early, with heavy rains falling in the cocoa zone in West Africa towards the end of August 2004. This reduced the fears of a significant crop failure, and effect for the decreased of cocoa price.

Cocoa beans prices quoted on The Coffee, Sugar and Cocoa Exchange of New York, has been decreased in average of approximately US$1,504 per tonne compare to US$1,746 in average for the previous year.

Relationship with Customers

The Group has maintained good and stable relationships with its overseas customers since commencement of business with them. In addition to this, the Group has not experienced any customer complaints or returned sales during the year ended 31st December, 2004. The Directors believe that the ability to provide quality and reliable service to these customers are very important since they are established cocoa product suppliers in Europe who source cocoa beans from all over the world.

Sales and Marketing

As at 31st December, 2004, the Group had a sales and marketing team comprising 20 staff. This team maintains close contact with its customers, from whom they collect the latest market information and provide it to the farmers through the other departments of the Group. The Directors believe this assists the Group in sourcing from farmers the products that satisfy customers' requirements.

The Group has focused on the export market since January 2001, as overseas customers generally place larger orders.

Currently the Group sells its products to five established importers based in Europe who resell the products to other cocoa beans trading companies and cocoa processing and/or manufacturing companies in the United States of America.

The Group entered into the Sales Agreements with Unicom, ICBT and Westermann in October 2002. Each agreed to purchase from the Group a minimum amount of cocoa beans every year. The Sales Agreements were entered into for the purpose of formalizing the relationship between the Group and its customers and to ensure a continuous flow of business from the customers. The annual minimum purchase amount was determined based on the sales projection of the three customers over a period of three years.

In year 2004, the Group has succeeded to add one new customer namely Theobroma, a cocoa trading company base in Netherlands.

BUSINESS PROSPECT

The international cocoa beans trading industry is competitive with numerous suppliers both domestic and overseas. Cocoa beans traders in Indonesia face competition from other traders within their own country and from other major cocoa beans exporting countries such as Cote d'Ivoire and Ghana.

To ensure a continuous flow of business from its customers, currently the Management is in discussion with the customers regarding the possibility of continuation of the Sales Agreements that was signed in October 2002 with 3 of the customers namely, Unicom, ICBT and Westermann and look for the possibility of signing renewed Sales Agreements with all of these customers. However, the Directors believe that the Group will be able to maintain its competitive edge for the following reasons:

- the Group is one of the few purchasers in Indonesia which provide farmers with a 50% advance payment for purchases. This is very important in dealing with the farmers as they will sell better quality cocoa beans from their harvests at more competitive prices;

- the Groups' ability to place large orders with farmers, enables us to obtain more competitive prices from the farmers. By purchasing quality cocoa beans at a competitive price, the Group can offer its export customers, all of whom are established cocoa product suppliers in Europe, export-quality cocoa beans at attractive prices. The Directors believe that this is especially important to overseas customers as they source cocoa beans from all over the world;

- the Group's senior management team has experience and well established business relationships in the cocoa industry;

- the Group adopts stringent quality control procedures to ensure that the quality of the cocoa beans sourced from the farmers meet with customers' requirements;
- the Group maintains close relationships with the farmers by providing value-added services such as latest market information on the cocoa industry and informal training on farming and harvesting methods;
- Indonesia is currently the third largest producers of cocoa beans in the world and have a change to be the biggest cocoa beans producing country in the world.

FINANCIAL REVIEW

Financial Resources and Liquidity

As at 31st December, 2004, the shareholder's funds of the Group amounted to approximately HK$297.9 million (2003: HK$228.3 million). Current assets amounted to approximately HK$322.3 million (2003: HK$275 million) of which approximately HK$217.1 million (2003: HK$160.8 million) were cash and bank deposits. Current liabilities amounted to approximately HK$13.7 million (2003: HK$39.6 million), mainly in tax payable and accrued expenses. The net assets value per share was HK$0.37 (2003: HK$0.29) as at 31st December, 2004.

Turnover

Turnover was approximately HK$619.1 million in the current year (2003: HK$610.2 million) which represent an increment of 1.46% compared to the previous year.

Cost of Sales

During the year ended 31st December, 2004, the Group's cost of sales was approximately HK$481.5 million, compared to HK$467.2 million in the previous year. The increase was due to the increase in sales volume of the Group.

Gross Profit

The Group's gross profit during the year ended 31st December, 2004 was approximately HK$137.6 million, decreased of approximately 3.8% compared to approximately HK$143 million in the previous year. The decreased was mainly due to the decreased in sales price of cocoa beans.

Profit Attributable to Shareholders

Due to the increase in sales volume of cocoa beans, the Group's profit attributable to shareholders during the year ended 31st December, 2004 amounted to approximately HK$91.7 million, which exceeds the profit attributable to shareholders of approximately HK$85.3 million for the year ended 31st December, 2003.

Gearing Ratio

The Group did not have any bank borrowing or bank overdrafts as at 31st December, 2004 (2003: Zero).

With 0% gearing ratio the Group will be able to reduce its financial risks and provides the opportunity to raise more debt financing in the future. Its also means that the Group could generate excess return regardless of the PE level.

Employees

As at 31st December, 2004, the total number of employees of the Group was 72. For the year ended 31st December, 2004, the staff costs including directors of the Group amounted to approximately HK$1,598,000 or amounted to 0.26% of the turnover of the Group and an increased of approximately HK$302,000 or approximately 23.3% as compared to that of the year ended 31st December, 2003.

Ms. Goh Hwee Chow, Jacqueline has been appointed as an Independent Non-Executive Director of the Company on 30th December, 2004.

Material Acquisition and Disposals of Subsidiaries and Affiliated Companies

During the year ended 31st December, 2004, the Group had no material acquisition and disposal of subsidiaries and affiliated companies.

Significant Investment

There was no significant investment during the year.

Material Investment or Capital Assets

As at 31st December, 2004, the Group had no material investment.

Capital Structure of the Group in Debt Securities

During the year ended 31st December, 2004, the Group had no debt securities in issue.

BIOGRAPHICAL INFORMATION OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Harmiono Judianto *(Chairman)*, aged 38, joined the Group in December 1999. He had worked as a marketing manager since 1992 in two cocoa beans trading companies, namely P.T. Anditana Mandiri and later in P.T. Gading Trading Ltd, prior to acquiring the controlling interest in Nataki. Both of these cocoa beans trading companies focused on the export markets. As a result, Mr. Judianto built up his contacts with these overseas customers. Mr. Judianto controls all the key aspects of the Group's operation and is responsible for the overall strategy planning and business developments. He holds a Bachelor degree in Accounting from the Wijaya Kusuma University, Indonesia.

Mr. Johanas Herkiamto *(Vice Chairman)*, aged 32, joined the Group as president director of Nataki in December 1999 and is responsible for corporate policy formulation, strategic business planning, finance, investor relations, business developments and the daily management of the Group. Mr. Herkiamto holds a Bachelor degree in Business Administration from Texas A&M University in the US. Mr. Herkiamto has over eight years of experience in the cocoa industry. Mr. Herkiamto worked for P.T. Davomas Abadi Tbk since 1995 where he built contacts with local cocoa beans companies and farmers, and overseas customers of semi-processed cocoa products. In order to avoid potential conflicts of interest, Mr. Herkiamto has resigned as president director of Davomas.

Mr. Rudi Zulfian, aged 36, joined the Group as director of Nataki in December 1999 and is responsible for overseeing the daily operations and financial matters. Prior to joining the Group, Mr. Zulfian from 1995 worked as a finance manager in P.T. Harapan Bersama Trading, a food trading company that dealt with trading of cocoa beans. Mr. Zulfian is a registered accountant and a broker dealer in Indonesia. Mr. Zulfian holds a Bachelor degree in Accounting from the Andalas University, Indonesia.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Ms. Novayanti, aged 31, was appointed as an independent non-executive Director in April 2003. She holds a Bachelor degree in management from the Indonesian Christian University in Indonesia. Ms. Novayanti has been working in manufacturing-related industries since 1997. She worked for P.T. Tata Niaga, a plastic molding company, from 1997 to 1999 as the assistant manager for exports, P.T. Lancar Usaha Maju, a chemicals company, from 1999 to 2001 as the assistant director responsible for exports, and P.T. Palawitama Bina, a heavy equipment supplier, as a technical adviser to management on strategic trading plans and other related matters since 2001.

Mr. Gandhi Prawira, aged 40, was appointed as an independent non-executive Director in October 2003. He holds a Bachelor degree in Economic (Accounting) from Airlangga University, Indonesia. Mr. Prawira has over 13 years of experience in the finance and accounting fields. He worked for P.T. Nidesco Jaya, a cocoa company, from 1990 to 1995 as the accounting manager, P.T. Bintang Makmur, a construction company, from 1995 to 2001 as the finance and accounting manager, and P.T. Aneka Bumi Kencana, a management consultant company, as the assistant vice president, finance, from 2001.

Ms Goh Hwee Chow, Jacqueline, aged 52, was appointed as an independent non-executive Director in December 2004. She holds a Degree of Bachelor of Accountancy from the University of Singapore and has been admitted to the status of Certified Practising Accountant of The Australian Society of Certified Practising Accountants since 1984. Ms Goh has over 30 years of experience in accounting/auditing/financial management. Since 1992, Ms Goh has been working in Pacific Resources Inc., an Indonesian company which is engaged in management consultancy. Currently, Ms Goh is the Vice President Financial Controller of Pacific Resources Inc.

SENIOR MANAGEMENT

Mr. Elfisno, aged 42, is the Group's head accountant responsible for the accounting, finance and administration functions. He has 17 years experience in the finance and accounting fields. He was employed by Nataki in September 2002. He graduated in 1984 from Jayabaya University, Indonesia with a Bachelor degree in Accounting.

Mr. Tiswan, aged 44, is the Group's head of internal audit responsible for the internal audit function. He was employed by Nataki in September 2002. Prior to joining the Group, Mr. Tiswan worked in various public accounting firms and has over 18 years experience in the accounting and auditing fields. He obtained a Bachelor degree in Economics (Accounting) from the Indonesia Economic Science College Jakarta in Indonesia.

Mr. Adi Sucipto, aged 33, is the head of quality control for the Group. He has over 8 years experience in quality control of food products. Prior to joining the Group in January 1999, he worked as the assistant to the head of quality control from 1995 in P.T. Rodeco Intana Jaya, a commodity trading company.

Mr. Junaidi, aged 33, is the Group's head of sales and marketing. He has over eight years experience in sales and marketing of food and related products. Prior to joining the Group in January 1999, he worked for P.T. Putra Sinar Mandiri, an agricultural product supplier, from 1995 to 1997 in the marketing department, and P.T. Eka Pancatama Makmur, a cocoa product trading company, from 1997 to 1998 as a marketing associate. He holds a Bachelor degree in Economics (Management) from Merdeka Malang University in Indonesia.

Mr. Edy Slamet, aged 36, is the purchasing manager for the Group. He has over 11 years experience in commodity trading. Prior to joining the Group in January 1999, he worked for P.T. Bumi Antarnusa, a commodity trading company, from 1992 to 1995 in the marketing department, P.T. Graha Artic Sejati, a cocoa trading company from 1996 to 1998. He holds a Bachelor degree in Financial Management from Malangkucecwara Malang Economic College in Indonesia.

Mr. Abidin, aged 35, is the warehousing manager for the Group. He has over 10 years experience in logistics and warehousing. Prior to joining the Group in January 1999, he was the logistics supervisor for P.T. Bahana Laguma Sejahtera, a cocoa-related trading company, from 1993 to 1998.

Mr. Casey Mee Huat Lin, ACCA, aged 50, is the company secretary and qualified accountant. He is responsible for the overall financial management of the Group. He joined the Group in January 2003 and has more than 15 years experience in the financial services industry. He holds a Bachelor degree in Accounting from the National University of Singapore and is a member of the Association of Chartered Certified Accountants of Singapore. Mr. Lin worked as an accounting audit partner in Tan & Associates, an accounting firm in Singapore from August 1981 to May 2000, and as a senior financial advisor in Citi Pacific Group, a financial institution in Singapore from June 2000 to December, 2002.

BUSINESS OBJECTIVES REVIEW

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL PROGRESS

	Business objectives for the period from 1st July, 2004 to 31st December, 2004.	Actual business progress up to the period from 1st July, 2004 to 31st December, 2004.
Expansion of trading volume		
Marketing and promotional activities.	Expand sales and marketing team from 22 to 25 staff.	As the business plan was not fully achieved, the Group decided not to expand sales and marketing team.
	Attend trade shows, exhibitions and conferences relating to the cocoa industry, especially in US.	With higher security restrictions, we encountered difficulties in application of visa for entry into US, therefore, we attended those events held in Europe and realised that the European countries organised more of such events.
	Direct marketing to both overseas and domestic cocoa trading companies.	The marketing team has succeed to add one new customer from overseas, but plans for the domestic market is currently on hold.
Expansion into other cocoa-related business		
1. Conduct market research and feasibility studies.	Complete construction of cocoa processing factory.	The Group has done the market research and feasibility studies.
2. Construct factory and establish operations.	Complete assembling of cocoa processing factory.	The Group has done its research on the equipments and the suppliers for the cocoa beans industry.
	Commence production	Currently the Group has decided to delay the construction of factory and further establish cocoa-processing operations due to the election process in Indonesia, which caused all investment activities to slow down.
3. Marketing and promotional activities	Direct marketing to cocoa products manufacturing companies	The company still trade in cocoa beans to other trading companies, because the demands from current customers are still higher.

Expansion of warehouse capacity	Business objectives as stated in the Prospectus dated 25th November, 2003	Actual business progress up to 31st June, 2004
1. Purchase or construct warehouse in Sulawesi.	Search for a suitable warehouse or location for constructing a warehouse. Commence the purchase or construction of the warehouse.	Currently the Group has decided to delay the construction of factory and further establish the operations due to the election process in Indonesia, which caused all investment activities to slow down.

	Budgeted amount disclosed in the Prospectus up to 31st December, 2004	**Actual amount used up to 31st December, 2004**
	HK$'000	*HK$'000*
Expansion of Trading volume	300	150
Expansion into other other cocoa-related business	62,450	100
Expansion of warehouse capacity	17,700	0
Total	80,450	375

Note: The remaining unused proceeds are currently being placed on interest-bearing deposits with licensed banks in Indonesia.

As at 31st December, 2004, the net proceeds from the public listing have been partially applied in accordance with the business plan.

With the revisions on the business plans, the unused proceeds are now placed on interest-bearing deposits with licensed banks in Indonesia.

DIRECTORS' REPORT

The Directors are pleased to present to the shareholders their annual report together with the audited financial statements for the year ended 31st December, 2004.

PRINCIPAL ACTIVITIES

The principal activity of the Company during the year was investment holding and those of the subsidiaries are set out in note 13 to the financial statements.

RESULTS AND DIVIDENDS

The results of the Group for the year ended 31st December, 2004 are set out in the consolidated income statement on page 23.

The Directors do not recommend the payment of any dividend for the year ended 31st December, 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 13th May, 2005 to Wednesday, 18th May, 2005, (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for attending the forthcoming 2005 annual general meeting of the Company to be held on Wednesday, 18th May, 2005, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Thursday, 12th May, 2005.

FINANCIAL SUMMARY

The summary of the results of the Group for the four years ended 31st December, 2004 and the assets and liabilities of the Group as at 31st December, 2001, 2002, 2003 and 2004 are set out on page 50.

FIXED ASSETS

Details of movements in fixed assets of the Group during the year are set out in note 12 to the financial statements.

SHARE CAPITAL

There were no movements in either the Company's authorised or issued share capital during the year.

RESERVES

Details of movements in reserves of the Group and the Company during the year are set out in note 19 to the financial statements.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest subsisted at the end of the year or at any time during the year.

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The Directors of the Company who held office during the year were:

Executive Directors:

Mr. Harmiono Judianto
Mr. Johanas Herkiamto
Mr. Rudi Zulfian

Independent non-executive Directors:

Mr. Gandhi Prawira
Ms. Novayanti
Ms. Goh Hwee Chow, Jacqueline – appointed on 30th December, 2004
Ms. Wang Poey Foon, Angela – resigned on 30th December; 2004

In accordance with Articles 108 and 112 of the Company's Articles of Association, Mr. Rudi Zulfian and Ms. Goh Hwee Chow, Jacqueline will shall retire from office and, being eligible, offers themselves for re-election at the forthcoming annual general meeting of the Company.

Each of the three Executive Directors has entered into a service contract for an initial term of 3 years commencing from 2nd December, 2003 (the "Listing Date") and renewable automatically for successive terms of 1 year each commencing from the date immediately after the expiry of the then current term of the service contract until terminated by not less than 3 months' notice in writing served by either party on the other.

The independent non-executive Directors have not entered into service contracts with the Company.

Apart from the foregoing, no Director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment other than statutory compensation.

SHARE OPTIONS

Pursuant to the written resolutions passed by all the shareholders of the Company on 20th November, 2003, the Company adopted the following share option schemes:

(A) Share Option Scheme (the "Scheme")

The purpose of the Scheme is to enable the Company to grant options to subscribe for shares of the Company to any part-time or full-time employee, executive, officer or director (including executive and non-executive) of any members of the Group or any supplier, customer, joint venture partner, professional adviser or consultant of any members of the Group (collectively the "Eligible Participants") as incentives or rewards for their contribution or potential contribution to any members of the Group.

The Board of Directors (the "Board") may, at its discretion, offer to any Eligible Participants options to subscribe for such number of new shares as the Board may determine at an exercise price. The acceptance of the option, duly signed by the relevant Eligible Participant, together with a remittance in favour of the Company of HK$1.00 by way of consideration for grant must be received by the Company not later than 30 days after the date of offer of the option.

Except where the shareholders' approval is obtained (with the relevant Eligible Participant and his associates abstain from voting) the total number of shares issued and which may fall to be issued upon exercise of the options granted under the Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each Eligible Participant in any 12-month period up to and including the date of offer shall not exceed 1% of the number of shares of the Company in issue as at the date of offer.

If the Board determines to offer to grant options to a substantial shareholder (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules")) or an independent non-executive Director of the Company (or any of his associates) and that grant would result in the shares of the Company issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person under the Scheme and any other share option scheme(s) of the Company in the 12-month period up to and including the date of offer:

(a) representing in aggregate over 0.1% of the number of shares of the Company in issue on the date of offer; and

(b) having an aggregate value, based on the official closing price of the shares of the Company as stated in the daily quotations sheet of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the date of offer, in excess of HK$5 million,

SHARE OPTIONS (CONTINUED)

(A) Share Option Scheme (the "Scheme") (continued)

such grant shall be subject to, in addition to the approval of the independent non-executive Directors of the Company, the approval of the shareholders of the Company in general meeting on a poll at which all connected persons (as defined in the GEM Listing Rules) shall abstain from voting and/or such other requirements prescribed under the GEM Listing Rules. A connected person of the Company will be permitted to vote against the grant only if his intention to do so has been stated in the circular sent to the Company's shareholders.

The period during which an option may be exercised will be determined by the Board at its absolute discretion, save that no option may be exercised more than 10 years after it has been granted. There is no general requirement that an option must be held for any minimum period before it can be exercised but the Board is empowered to impose at its absolute discretion any such minimum period at the time of offer of any particular option.

Subject to earlier termination set out in the Scheme, the Scheme shall be valid and effective for a period of 10 years commencing on 20th November 2003, after which no further options will be offered but the provisions of the Scheme shall in all other respects remain in full force and effect to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise.

The Board has the absolute discretion to require any particular Eligible Participant grantee to achieve certain performance targets specified at the time of offer before any option granted under the Scheme can be exercised.

The exercise price for a share in respect of any particular options granted under the Scheme (which shall be payable upon exercise of the option) shall be determined by the Board at its discretion, save that such price shall not be less than the highest of:

(a) the official closing price of the shares as stated in the daily quotations sheet of the Stock Exchange on the date of offer, which must be a business day;

(b) the average of the official closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of offer; and

(c) the nominal value of a share.

As at 31st December, 2004, no option under the Scheme has been granted or agreed to be granted.

As at the date of this Annual Report, the maximum number of shares in respect of which options may be granted under the Scheme is 80,000,000 shares, which represent 10% of the total issued share capital of the Company as at the date of this Annual Report.

SHARE OPTIONS (CONTINUED)

(B) Pre-IPO Share Option Scheme (the "Pre-IPO Scheme")

The purpose of the Pre-IPO Scheme is to recognise the contribution of certain employees of the Group to the growth of the Group and/or the listing of the shares on the GEM. The principal terms of the Pre-IPO Scheme are the same as the terms of the Scheme except that:

(a) the eligible persons for taking up options under the Pre-IPO Scheme are confined to any full-time or part-time employees, executive, officer or director (executive or non-executive); of the Company or any of its subsidiaries;

(b) the exercise price for a share in respect of any option granted under the Pre-IPO Scheme is HK$0.01 as determined by the Board at its absolute discretion at the date of grant of the relevant options;

(c) the maximum number of shares subject to the Pre-IPO Scheme shall not exceed 56,000,000 representing 7% of the number of issued share capital of the Company on the Listing Date;

(d) save for the options which have been granted under the Pre-IPO Scheme (see below), no further options have been or will be offered or granted under the Pre-IPO Scheme after the Listing Date but the provisions of the Pre-IPO Scheme shall remain in all other respects in full force and effect in respect of any options granted during the life of the Pre-IPO Scheme which may continue to be exercisable in accordance with their terms of issue; and

(e) options granted under the Pre-IPO Scheme can only be exercised by the relevant grantees after the expiry of the 12-month period following the Listing Date.

As at 31st December, 2004, options to subscribe for 56,000,000 shares in aggregate representing 7% of the issued share capital of the Company have been granted to a total of 4 Directors and employees of the Group.

SHARE OPTIONS (CONTINUED)

(B) Pre-IPO Share Option Scheme (the "Pre-IPO Scheme") (continued)

A summary of the share options granted on 20th November, 2003 under the Pre-IPO Scheme is as follows:

Grantees	*Vesting period*	*Exercisable period*	*Exercise price*	*Number of share options outstanding as at 1.1.2004*	*Number of share options granted/ exercised/ lapsed/ cancelled during the year*	*Number of share options outstanding as at 31.12.2004*
Executive Directors						
Mr. Johanas Herkiamto	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	16,000,000	-	16,000,000
Mr. Rudi Zulfian	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	16,000,000	-	16,000,000
Other employees						
Mr. Elfisno	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	12,000,000	-	12,000,000
Mr. Tiswan	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	12,000,000	-	12,000,000
				56,000,000	-	56,000,000

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Save as disclosed below, none of the Directors and Chief Executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and Stock Exchange pursuant to Rule 5.46 of the GEM Listing Rules.

Long position in shares of the Company

Name of director	*Nature of interest*	*Capacity*	*Number of shares*	*Percentage of shareholding*
Mr. Harmiono Judianto	Personal	Beneficial owner	456,400,000	57.05%

Long position in underlying shares of the Company (under physically settled equity derivatives)

Name of director	*Nature of interest*	*Capacity*	*Description of equity derivatives*	*Number of underlying shares*	*Percentage of the underlying shares over the issued share capital of the Company*
Mr. Johanas Herkiamto	Personal	Beneficial owner	Share option (Note)	16,000,000	2%
Mr. Rudi Zulfian	Personal	Beneficial owner	Share option (Note)	16,000,000	2%

Note: The share options were granted under the Pre-IPO Scheme.

The details of the above share options as required under the GEM Listing Rules have been disclosed in the above paragraph headed "Pre-IPO Share Option Scheme".

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the paragraph headed "Directors' and Chief Executives' interests and short positions in shares, underlying shares and debentures" above and the share option scheme disclosures in note 18 to the financial statements, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the Company's Directors, their respective spouse, or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

Save as disclosed above, no other person (other than a Director or Chief Executive of the Company) has an interest or short position in the shares and underlying shares as recorded in the register required to be kept by the Company under Section 336 of the SFO.

MANAGEMENT SHAREHOLDERS' INTERESTS

Save as disclosed under the paragraphs headed "Directors' and Chief Executives' interests and short positions in shares, underlying shares and debentures" and "Substantial shareholders and other persons' interests and short positions in shares and underlying shares" above, as at 31st December, 2004, no other person was able, as a practical matter, to direct or influence the management of the Company.

COMPETING INTERESTS

None of the Directors, the substantial shareholder or the management shareholders (as defined in the GEM Listing Rules) had any interests in any business which competed with or might compete with the business of the Group.

MAJOR CUSTOMERS AND SUPPLIERS

The Group had five customers during the year and sales to the largest customer included therein amounted to approximately 29%. During the year, the Group's five largest suppliers accounted for less than 30% of the Group's total purchases.

To the best knowledge of the Directors, neither the Directors, their associates, nor any shareholders, who owned more than 5% of the Company's issued share capital, had any beneficial interest in any of the Group's five largest customers during the year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PRE-EMPTIVE RIGHTS

There are no provisions for the pre-emptive rights under the Company's Articles of Association, or the laws of the Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

SPONSOR'S INTERESTS

As updated and notified by the Company's sponsor, Celestial Capital Limited ("CASH"), as at 31st December, 2004, neither CASH nor any of its Directors, employees or associates had any interests in the shares of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the shares of the Company or any member of the Group.

Pursuant to the sponsorship agreement dated 24th November, 2003 entered with the Company, CASH received and will receive fees for acting as the Company's continuing sponsor for the period from the Listing Date to 31st December, 2005.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference in compliance with Rules 5.28 to 5.33 of the GEM Listing Rules. The primary duties of the audit committee are to review the Company's annual report and accounts, half-yearly reports and quarterly reports and to provide advice and comments thereon to the Board. The audit committee will also be responsible for reviewing and supervising the financial reporting process and internal control procedures of the Group. The audit committee has three members comprising the three independent non-executive Directors, namely Mr. Gandhi Prawira, Ms. Novayanti and Ms. Goh Hwee Chow, Jacqueline. Mr. Gandhi Prawira is the Chairman of the audit committee.

Up to the date of approval of these financial statements, the audit committee has held 5 meetings and has reviewed the annual report and accounts for the year ended 31st December, 2004 prior to recommending such accounts to the Board for approval.

COMPLIANCE

In the opinion of the Directors, the Company has complied with Rules 5.34 to 5.45 of the GEM Listing Rules concerning Board Practices and Procedures throughout the financial year ended 31st December, 2004.

AUDITORS

A resolution to re-appoint the retiring auditors, Messrs. PKF, is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

Mr. Harmiono Judianto
Chairman

Hong Kong, 21st March, 2005

AUDITORS' REPORT

梁學濂會計師事務所



AUDITORS' REPORT TO THE SHAREHOLDERS OF
PAN SINO INTERNATIONAL HOLDING LIMITED
(Incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 23 to 49 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PKF
Certified Public Accountants
Hong Kong, 21st March, 2005

CONSOLIDATED INCOME STATEMENT

For the year ended 31st December, 2004

	Note	2004 HK$'000	2003 HK$'000
Turnover	3	619,103	610,165
Cost of sales		(481,467)	(467,166)
Gross profit		137,636	142,999
Other income	4	3,420	2,268
Gain on disposal of fixed assets		–	12,200
Selling and distribution expenses		(2,478)	(2,243)
General and administrative expenses		(4,102)	(2,571)
Net exchange gain/(loss)	5	3,765	(5,475)
Profit from operations		138,241	147,178
Finance costs		–	(1,921)
Profit before taxation	6	138,241	145,257
Taxation	8(a)	(41,629)	(55,483)
Profit after taxation		96,612	89,774
Minority interests		(4,918)	(4,499)
Profit attributable to shareholders	9	91,694	85,275
Dividends	10	–	8,000
Earnings per share			
Basic, HK cents	11 (a)	11.5	14.6
Diluted, HK cents	11 (b)	10.7	13.4

CONSOLIDATED BALANCE SHEET

As at 31st December, 2004

	Note	2004 HK$'000	2003 HK$'000
NON-CURRENT ASSETS			
Fixed assets	12	–	7
Deferred tax assets	8(b)	21	29
		21	36
CURRENT ASSETS			
Inventories	14	6,922	16,335
Trade debtors	15	83,310	77,722
Advances to suppliers	16	14,351	15,838
Deposits, prepayments and other receivable		541	4,267
Fixed deposits		180,252	105,524
Cash and bank balances		36,890	55,313
		322,266	274,999
DEDUCT:–			
CURRENT LIABILITIES			
Tax payable		13,284	38,642
Accrued expenses		365	1,009
		13,649	39,651
NET CURRENT ASSETS		308,617	235,348
		308,638	235,384
REPRESENTING:–			
SHARE CAPITAL	17	8,000	8,000
RESERVES	19(a)	289,895	212,344
PROPOSED FINAL DIVIDEND	10	–	8,000
SHAREHOLDERS' FUNDS		297,895	228,344
MINORITY INTERESTS		10,743	7,040
		308,638	235,384

Approved and authorised for issue by the Board of Directors on 21st March, 2005

Mr. Harmiono Judianto
Director

Mr. Johanas Herkiamto
Director

BALANCE SHEET

As at 31st December, 2004

	Note	2004 HK$'000	2003 HK$'000
NON-CURRENT ASSETS			
Interests in subsidiaries	13	66,870	75,386
CURRENT ASSETS			
Other receivable		105	3,858
Fixed deposits		77,723	77,629
Cash and bank balances		20,672	18,381
		98,500	99,868
DEDUCT:–			
CURRENT LIABILITIES			
Accrued expenses		116	968
NET CURRENT ASSETS		98,384	98,900
		165,254	174,286
REPRESENTING:–			
SHARE CAPITAL	17	8,000	8,000
RESERVES	19(b)	157,254	158,286
PROPOSED FINAL DIVIDEND	10		8,000
SHAREHOLDERS' FUNDS		165,254	174,286

Approved and authorised for issue by the Board of Directors
on 21st March, 2005

Mr. Harmiono Judianto
Director

Mr. Johanas Herkiamto
Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December, 2004

	2004 HK$'000	2003 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	138,241	145,257
Interest expenses	–	1,921
Interest income	(3,420)	(2,268)
Depreciation	6	177
Gain on disposal of fixed assets	–	(12,200)
Operating profit before working capital changes	134,827	132,887
Decrease in inventories	9,413	9,343
Increase in trade debtors	(5,588)	(40,152)
Decrease/(increase) in advances to suppliers	1,487	(9,173)
Decrease/(increase) in deposits, prepayments and other receivable	3,726	(1,305)
(Decrease)/increase in accrued expenses	(644)	294
Exchange adjustments	(12,600)	5,114
Cash from operations	130,621	97,008
Interest received	3,420	2,178
Interest paid	–	(1,921)
Tax paid	(63,610)	–
Net cash from operating activities	70,431	97,265
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of fixed assets	–	15,328
Net cash from investing activities	–	15,328
CASH FLOWS FROM FINANCING ACTIVITIES		
Issue of new shares	–	94,799
Decrease in unsecured loan	–	(61,039)
Dividend paid	(8,470)	–
Net cash (used in)/from financing activities	(8,470)	33,760
NET INCREASE IN CASH AND CASH EQUIVALENTS	61,961	146,353
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	160,837	13,778
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(5,656)	706
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	217,142	160,837
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Fixed deposits	180,252	105,524
Cash and bank balances	36,890	55,313
	217,142	160,837

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year ended 31st December, 2004

	Note	2004 HK$'000	2003 HK$'000
At 1st January		228,344	45,140
Exchange differences on translation of financial statements of overseas subsidiaries	19(a)	(14,143)	3,130
Net (losses)/gains not recognised in the consolidated income statement		(14,143)	3,130
Profit attributable to shareholders	19(a)	91,694	85,275
Dividend paid		(8,000)	–
Share placing		–	108,000
Expenses for share placing	19(a)	–	(13,201)
At 31st December		297,895	228,344

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31st December, 2004

1. GROUP REORGANISATION

The Company was incorporated in the Cayman Islands on 16th October, 2002 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Pursuant to a reorganisation scheme to rationalise the structure of the Group in preparation for the listing of the Company's shares on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited, the Company became the holding company of the companies now comprising the Group on 23rd June, 2003. The shares of the Company were listed on GEM on 2nd December, 2003.

2. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and are prepared under the historical cost convention.

(b) Basis of consolidation

The Reorganisation has been accounted for using merger accounting by regarding the Company as being the holding company of the Group from the beginning of the earliest period presented.

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year. Apart from the Reorganisation, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. All significant intra-group transactions and balances have been eliminated on consolidation.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(c) Fixed assets and depreciation

Fixed assets are stated at cost less aggregate depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

Depreciation is calculated to write off the costs of fixed assets over their estimated useful lives on a straight line basis at the following annual rates:

Office equipment	20%
Motor vehicles	20%

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the net sale proceeds and the carrying amount of the relevant asset and is recognised in the income statement.

(d) Impairment of assets

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(e) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises of purchase cost and is determined on a first-in, first-out basis. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

For the Year ended 31st December, 2004

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(f) Provisions and contingent liabilities

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as contingent liability, unless the probability of outflow is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow is remote.

(g) Revenue recognition

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of goods have been transferred to the buyer.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(h) Operating leases

Payments under operating leases are charged to the income statement on a straight line basis over the periods of the relevant leases.

(i) Employee benefits

Salaries, annual bonuses, annual leave entitlements and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

Obligations for contributions to defined contribution retirement plan under the Indonesia Jamsostek Fund are recognised as an expenses in the income statement as incurred.

When the Company grants employees options to acquire its shares, the option exercise price will be determined by the Directors at the date of grant and no employee benefit cost or obligation is recognised at that time. When the options are exercised, the equity is increased by the amount of proceeds received.

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(j) Foreign currency translation

Individual companies within the Group maintain their books and records in the primary currencies of their respective operations ("functional currencies"). In the accounts of the individual companies, transactions in other currencies during the year are translated into the respective functional currencies at the applicable rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in other currencies are translated into the respective functional currencies at the applicable rates of exchange in effect at the balance sheet date; nonmonetary assets and liabilities denominated in other currencies are translated at historical rates. Exchange gains or losses are dealt with in the income statements of the individual companies.

The Group prepares consolidated financial statements in Hong Kong dollars. On consolidation, all of the assets and liabilities of the companies of the Group with functional currencies other than Hong Kong dollars are translated into Hong Kong dollars at the applicable rates of exchange in effect at the balance sheet date; all of the income and expenses items of the companies of the Group with functional currencies other than Hong Kong dollars are translated at the applicable average rates during the year. Exchange differences arising from such translations are dealt with in the exchange reserve.

The financial statements of P.T. Nataki Bamasa ("Nataki") are prepared in Indonesian Rupiah and both the reporting and functional currency adopted by Nataki is Indonesian Rupiah.

(k) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable and deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(k) Taxation (continued)

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint venture, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(l) Minority interests

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

The losses applicable to the minority in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority interest is allocated all such profits until the minority's share of losses previously absorbed by the majority has been recovered.

(m) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(n) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash equivalents include investments and advances denominated in foreign currencies provided that they fulfill the above criteria.

(o) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items may comprise financial and corporate assets, interest-bearing loans, corporate and financing expenses and minority expenses.

(p) Recently issued accounting standards

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

For the Year ended 31st December, 2004

3. TURNOVER

The Group is principally engaged in trading of cocoa beans. Turnover represents the invoiced value of goods sold during the year.

4. OTHER INCOME

	2004 HK$'000	2003 HK$'000
Bank interest income	**3,420**	2,268

5. NET EXCHANGE GAIN/(LOSS)

	2004 HK$'000	2003 HK$'000
Exchange gain/(loss) arising from:		
Retranslation of prepayments denominated in US$	**–**	(177)
Trading operations	**3,809**	(5,298)
Other non-trading operations	**(44)**	–
	3,765	(5,475)

6. PROFIT BEFORE TAXATION

	2004 HK$'000	2003 HK$'000
Profit before taxation is arrived at after charging:		
Cost of inventories sold	**481,467**	467,166
Auditors' remuneration	**208**	269
Depreciation	**6**	177
Directors' remuneration – Note 7	**456**	227
Other staff costs	**1,142**	1,069
Interest on other loan wholly repayable within five years	**–**	1,921
Minimum lease payments in respect of land and buildings	**500**	376

7. REMUNERATION OF DIRECTORS AND EMPLOYEES

(a) The emoluments received by the Company's Directors during the year are as follows:

	2004	2003
	HK$'000	*HK$'000*
Fees	–	–
Basic salaries, allowances and benefits in kind		
– Executive Directors	**191**	170
– Independent non-executive Directors	**265**	57
Pension scheme contributions	–	–
	456	227

The number of Directors whose remuneration fell within the following band is as follows:

	2004	2003
HK$Nil – HK$1,000,000	**6**	6

Three Executive Directors received individual emoluments of approximately HK$61,000, HK$71,000 and HK$59,000 respectively for the year ended 31st December, 2004 (HK$67,000, HK$51,000 and HK$52,000 respectively for the year ended 31st December, 2003). Three (2003: Three) independent non-executive Directors received individual emoluments of approximately HK$51,000, HK$51,000 and HK$163,000 respectively for the year ended 31st December, 2004 (HK$53,000, HK$Nil and HK$4,000 respectively for the year ended 31st December, 2003).

For the Year ended 31st December, 2004

7. REMUNERATION OF DIRECTORS AND EMPLOYEES (CONTINUED)

(b) The remuneration of employees who were not Directors during the year and who were amongst the five highest paid individuals of the Group is as follows:

	2004	2003
	HK$'000	*HK$'000*
Basic salaries, allowances and benefits in kind	–	53
Pension scheme contributions	–	–
	–	53

The number of employees whose remuneration fell within the following band is as follows:

	2004	2003
HK$Nil – HK$1,000,000	–	1

(c) During the year, no Directors have waived any emoluments and no emoluments have been paid by the Group to the Directors or the five highest paid individuals as an inducement to join the Group or as compensation for loss of office.

8. TAXATION

(a) Taxation in the consolidated income statement represents:

	2004 HK$'000	2003 HK$'000
Overseas taxation		
Current tax	41,624	38,276
Deferred tax — Note 8(b)	5	17,207
	41,629	55,483

During the year, all of the Group's profits were derived from Nataki incorporated and operated in the Republic of Indonesia. No provision for Hong Kong profits tax has been made in these financial statements as the Group has no assessable profits for the year. Provision for Indonesian corporate income tax for the current year is based on the following progressive tax rates:

Taxable income ***IDR***	***Rate*** %
On the first 50,000,000	10
On the next 50,000,000	15
Over 100,000,000	30

For the Year ended 31st December, 2004

8. TAXATION (CONTINUED)

(a) Taxation in the consolidated income statement represents: (continued)

The tax charge for the year can be reconciled to the profit per the income statement as follows:

	2004 HK$'000	2003 HK$'000
Profit before taxation	138,241	145,257
Taxation at the Indonesian progressive income tax rates	41,457	43,577
Tax effect of expenses that are not deductible in determining taxable profit	521	34
Tax effect of income that are not assessable in determining taxable profit	(1,062)	(719)
Tax effect of reversal of temporary difference arising on impairment losses on land use rights and land and buildings	–	12,583
Taxes on profit distribution by a subsidiary	713	–
Others	–	8
Income tax expense	41,629	55,483

8. TAXATION (CONTINUED)

(b) The following are the major deferred tax (assets)/liabilities recognised by the Group and movements thereon during the year:

	Accelerated/ (decelerated) depreciation allowances	*Impairment losses on land use rights and land and buildings*	*Tax losses*	*Total*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1.1.2003	2	(12,084)	(4,469)	(16,551)
Exchange adjustments	(2)	(499)	(184)	(685)
Charge/(credit) to income statement for the year	(29)	12,583	4,653	17,207
At 31.12.2003 and 1.1.2004	(29)	–	–	(29)
Exchange adjustments	3	–	–	3
Charge to income statement for the year	5	–	–	5
At 31.12.2004	**(21)**	–	–	**(21)**

As at 31st December, 2004, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was approximately HK$124,474,000 (2003: HK$31,035,000). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

9. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders includes a loss of approximately HK$1,032,000 (2003: Profit of HK$8,006,000) which has been dealt with in the financial statements of the Company.

10. DIVIDENDS

	2004 HK$'000	2003 HK$'000
Proposed final dividend of HK$Nil (2003: HK$0.01) per share	–	8,000

The Directors do not recommend the payment of any dividend for the year ended 31st December, 2004.

11. EARNINGS PER SHARE

(a) The calculation of basic earnings per share for the year ended 31st December, 2004 is based on the Group's profit attributable to shareholders and 800,000,000 shares in issue during the year ended 31st December, 2004.

The calculation of basic earnings per share for the year ended 31st December, 2003 is based on the Group's profit attributable to shareholders and the weighted average number of 582,356,164 shares (comprising 560,000,000 shares, being 1 share issued on the incorporation of the Company on 16th October, 2002, 99,999 shares as the consideration for the acquisition of the entire issued share capital of Dickinson Group Limited ("Dickinson") on 23rd June, 2003 and adjusting for the capitalisation issue of 559,900,000 shares as referred to in the prospectus of the Company dated 25th November, 2003 and 22,356,164 shares, being the weighted average number of 240,000,000 shares issued to the placees on 28th November, 2003) in issue during the year ended 31st December, 2003.

(b) Diluted earnings per share for the year ended 31st December, 2004 is based on the Group's profit attributable to shareholder and the weighted average number of 854,193,548 shares in issue during the year. The number of shares used in the calculation comprised 800,000,000 shares referred to in note 11(a) above and 54,193,548 shares assumed to have been issued at no consideration on the deemed exercise of the options under the Pre-IPO Share Option Scheme based on the fair value per share of HK$0.31.

Diluted earnings per share for the year ended 31st December, 2003 is based on the Group's profit attributable to shareholders and the weighted average number of 636,709,105 shares in issue during the year. The number of shares used in the calculation comprised 582,356,164 shares referred to in note 11(a) above and 54,352,941 shares assumed to have been issued at no consideration on the deemed exercise of the options under the Pre-IPO Share Option Scheme based on the fair value per share of HK$0.34.

12. FIXED ASSETS

	Office equipment HK$'000	*Motor vehicles HK$'000*	*Total HK$'000*
Cost:			
At 1.1.2004	32	399	431
Exchange adjustments	(2)	(35)	(37)
At 31.12.2004	**30**	**364**	**394**
Aggregate depreciation:			
At 1.1.2004	32	392	424
Exchange adjustments	(2)	(34)	(36)
Charge for the year	–	6	6
At 31.12.2004	**30**	**364**	**394**
Net book value:			
At 31.12.2004	–	–	–
At 31.12.2003	–	7	7

For the Year ended 31st December, 2004

13. INTERESTS IN SUBSIDIARIES

	2004 HK$'000	2003 HK$'000
Unlisted shares	71,481	71,481
Amount due (to)/from a subsidiary – Note 13(b)	(4,611)	3,905
	66,870	75,386

The carrying value of the Company's investments in the subsidiaries is determined by the Directors on the basis of the underlying assets of the subsidiaries at the time they were acquired by the Company pursuant to the Reorganisation.

(a) Details of the subsidiaries as at 31st December, 2004 are as follows:

Name of company	Place of incorporation and operation	Attributable equity interest Direct %	Attributable equity interest Indirect %	Issued and paid up capital	Principal activities
Dickinson	British Virgin Islands	100	–	USD10,781,000	Investment holding
Setimuly International Group Limited	Mauritius	–	100	USD1,000	Investment holding
Nataki	Republic of Indonesia	–	95	IDR101,000,000,000	Trading of cocoa beans

(b) The amount is interest-free, unsecured and has no fixed repayment terms.

For the Year ended 31st December, 2004

14. INVENTORIES

Inventories consist of cocoa beans and no inventories are stated at net realisable value.

15. TRADE DEBTORS

Customers are normally required to pay to the Group approximately within one month following shipment of goods.

The following is an aging analysis of trade debtors:

	2004	2003
	HK$'000	*HK$'000*
0 – 30 days	**73,686**	59,991
31 – 60 days	**9,624**	17,731
	83,310	77,722

16. ADVANCES TO SUPPLIERS

The amounts represent deposits (normally 50% of purchase prices) paid in advance to the suppliers according to the purchase orders.

17. SHARE CAPITAL

	Number of shares	***HK$'000***
Ordinary shares of HK$0.01 each		
Authorised:		
At 1.1.2004 and 31.12.2004	**1,500,000,000**	**15,000**
Issued and fully paid:		
At 1.1.2004 and 31.12.2004	**800,000,000**	**8,000**

18. SHARE OPTIONS

The Company operates two share option schemes, namely the Share Option Scheme (the "Scheme") and Pre-IPO Share Option Scheme (the "Pre-IPO Scheme"), adopted on 20th November, 2003.

The Board of Directors (the "Board") may, at its discretion, offer to any employee of the Group, including Directors of any company in the Group, and other eligible persons, options to subscribe for shares of the Company. A sum of HK$1.00 is payable by the grantee on acceptance of the option offer.

The exercise price for a share in respect of any particular options granted under the Scheme (which shall be payable upon exercise of the option) shall be determined by the Board at its discretion, save that such price shall not be less than the highest of:

(a) the official closing price of the shares as stated in the daily quotations sheet of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the date of the offer, which must be a business day;

(b) the average of the official closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of offer; and

(c) the nominal value of a share.

As at 31st December, 2004, no option under the Scheme has been granted or agreed to be granted.

During the year ended 31st December, 2003, the Company granted a total of 56,000,000 share options under the Pre-IPO Scheme to 4 Directors and employees of the Group at a consideration of HK1.00 per grant.

A summary of the share options granted on 20th November, 2003 under the Pre-IPO Scheme is as follows:

Grantees	*Exercisable period*	*Exercise price*	*Number of share options outstanding as at 1.1.2004*	*Number of share options granted/ exercised/ lapsed/cancelled during the year*	*Number of share options outstanding as at 31.12.2004*
Executive Directors	2nd December, 2004 to 19th November, 2013	HK$0.01	32,000,000	–	32,000,000
Senior management	2nd December, 2004 to 19th November, 2013	HK$0.01	24,000,000	–	24,000,000
			56,000,000	–	56,000,000

19. RESERVES

(a) The Group

	Share premium *HK$'000*	*Revenue reserve* *HK$'000*	*Special reserve* *HK$'000*	*Exchange reserve* *HK$'000*	*Total* *HK$'000*
At 1.1.2003	–	(45,521)	1,032	7,428	(37,061)
Profit for the year	–	85,275	–	–	85,275
Proposed final dividend	–	(8,000)	–	–	(8,000)
Special reserve arising on the Reorganisation	–	–	82,200	–	82,200
Premium arising on placing of shares	105,600	–	–	–	105,600
Capitalisation issue	(5,599)	–	–	–	(5,599)
Expenses for placing of shares	(13,201)	–	–	–	(13,201)
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	–	3,130	3,130
At 31.12.2003 and 1.1.2004	86,800	31,754	83,232	10,558	212,344
Profit for the year	–	91,694	–	–	91,694
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	–	(14,143)	(14,143)
At 31.12.2004	**86,800**	**123,448**	**83,232**	**(3,585)**	**289,895**

For the Year ended 31st December, 2004

19. RESERVES (CONTINUED)

(a) The Group (continued)

(i) The special reserve arising in the year ended 31st December, 2002 represents the difference between the nominal value of the shares of Nataki acquired by Dickinson pursuant to the Reorganisation over the nominal value of the shares issued by Dickinson in exchange therefore.

(ii) The special reserve arising in the year ended 31st December, 2003 represents the difference between the nominal value of the shares of Dickinson acquired by the Company pursuant to the Reorganisation over the nominal value of the shares issued by the Company in exchange therefore.

(iii) Under articles 61 and 62 of the Indonesian Company Law, Nataki is required to appropriate a certain amount of its available net profit to a reserve fund. However, with due regard to the Indonesian accounting practice, the appropriation is conducted after offsetting the accumulated losses brought down from previous years. The appropriation to the reserve fund is required until it aggregates to at least 20% of Nataki's total paid-up capital. The amount of profit to be appropriated to the reserve fund for each year shall be determined by the shareholders in the general meeting of shareholders. The reserve fund is non-distributable and can only be used to make good future years' losses. No profit has been appropriated to the reserve fund during the year as no general meeting of shareholders has yet been held by Nataki for the determination of the appropriation.

(b) The Company

	Share premium *HK$'000*	***Revenue reserve*** *HK$'000*	***Total*** *HK$'000*
Surplus arising on the Reorganisation	71,480	–	71,480
Premium arising on placing of shares	105,600	–	105,600
Capitalisation issue	(5,599)	–	(5,599)
Expenses for placing of shares	(13,201)	–	(13,201)
Profit for the year	–	8,006	8,006
Proposed final dividend	–	(8,000)	(8,000)
At 31.12.2003 and 1.1.2004	158,280	6	158,286
Loss for the year	–	(1,032)	(1,032)
At 31.12.2004	**158,280**	**(1,026)**	**157,254**

19. RESERVES (CONTINUED)

(b) The Company (continued)

(i) The share premium of the Company includes (1) shares issued at premium and (2) the difference between the nominal value of the ordinary shares issued by the Company and the net asset values of the subsidiaries at the date they were acquired through an exchange of shares pursuant to the Reorganisation. Under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, the share premium is distributable to the shareholders of the Company provided that immediately following the date on which the distribution or dividend is proposed to be paid, the Company will be able to pay its debts as they fall due in the ordinary course of business.

(ii) As at 31st December, 2004, in the opinion of the Directors, the reserves of the Company available for distribution to shareholders amounted to approximately HK$157,254,000 (2003: HK$158,286,000) subject to the restrictions as stated above.

20. COMMITMENTS

As at 31st December, 2004, the Group had no material capital commitments to be disclosed.

21. CONTINGENT LIABILITIES

As at 31st December, 2004, the Group had no material contingent liabilities to be disclosed.

22. OPERATING LEASE ARRANGEMENTS

The Group had outstanding commitments under non-cancellable operating leases, which fall due as follows:

	2004 HK$'000	2003 HK$'000
Within one year	489	432
After one year but within five years	860	98
After five years	36	48
	1,385	578

Operating lease payments represent rentals payable by the Group for its offices and warehouse. The leases are negotiated for terms of one to ten years with fixed monthly rentals.

For the Year ended 31st December, 2004

23. RELATED PARTY TRANSACTIONS

The Group did not enter into any material related party transaction during the year.

24. RETIREMENT BENEFIT SCHEME

The Indonesian subsidiary of the Company, Nataki, is required to contribute to the government's statutory insurance and retirement fund ("Jamsostek") 6.24% of the basic salary of its employees, and have no further obligations for the actual pension payments or post-retirement benefits beyond the monthly contributions. The Jamsostek fund is responsible for the entire insurance claim related to accident incurred by the employees during work and to the entire pension obligations of the retired employees. However, Nataki did not join the Jamsostek fund since its incorporation until August 2002. The contributions payable by the Group which have not been accounted for amounted to approximately HK$40,000 and HK$52,000 for each of the two years ended 31st December, 2003 and 2004 respectively. The total unpaid and unaccrued contributions under the Jamsostek fund amounted to approximately HK$149,000 as at 31st December, 2004. There were no forfeited contributions available during the year.

For the Year ended 31st December, 2004

25. SEGMENT INFORMATION

Segment information is prepared in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

(a) Business segments:
No information has been disclosed in respect of the Group's business segments as the Group operates only one business segment which is the trading of cocoa beans.

(b) Geographical segments:
In presenting information on the basis of geographical segments, segment revenue is based on the location of customers. Segment assets and capital expenditure are based on the location of the assets.

	France	*Netherlands*	*United Kingdom*	*Republic of Indonesia*	*Consolidated*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31st December, 2004					
Turnover	**83,599**	**371,565**	**163,939**	**–**	**619,103**
Segment assets	**9,888**	**44,601**	**28,821**	**238,977**	**322,287**
Capital expenditure	**–**	**–**	**–**	**–**	**–**
Year ended 31st December, 2003					
Turnover	81,580	360,103	168,482	–	610,165
Segment assets	20,027	33,609	24,086	197,313	275,035
Capital expenditure	–	–	–	–	–

FINANCIAL SUMMARY

RESULTS

	Year ended 31st December,			
	2004	2003	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	619,103	610,165	300,947	145,153
Profit attributable to shareholders	91,694	85,275	37,719	8,270

Note: The results of the Group for each of the two years ended 31st December, 2001 and 2002 are extracted from the prospectus of the Company dated 25th November, 2003.

ASSETS AND LIABILITIES

	At 31st December,			
	2004	2003	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
NON-CURRENT ASSETS	21	36	19,731	31,882
CURRENT ASSETS	322,266	274,999	86,563	35,355
CURRENT LIABILITIES	(13,649)	(39,651)	(58,778)	(85,051)
NET CURRENT ASSETS/(LIABILITIES)	308,617	235,348	27,785	(49,696)
MINORITY INTERESTS	(10,743)	(7,040)	(2,376)	–
NON-CURRENT LIABILITIES	–	–	–	(49,902)
NET ASSETS/(LIABILITIES)	297,895	228,344	45,140	(67,716)

Note: The assets and liabilities of the Group as at 31st December, 2001 and 2002 are extracted from the prospectus of the Company dated 25th November, 2003.

PAN SINO INT'L<08260> - Suspension of Trading

At the request of Pan Sino International Holding Limited, trading in its shares will be suspended with effect from 9:30 a.m. today (12/4/2005) pending the release of an announcement regarding placing of shares.

PAN SINO INTERNATIONAL HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(stock code : 8260)

PLACING OF NEW SHARES

On 11 April 2005, the Company entered into 7 Subscription Agreements with 7 placees in relation to the placing of 160,000,000 new Shares.

Placing of New Shares

Pursuant to the Subscription Agreements, the seven placees have conditionally agreed to subscribe an aggregate of 160,000,000 new Shares at the placing price of HK$0.30 per Share.

The 160,000,000 new Shares represent 20% of the existing issued share capital of the Company prior to the Placing and approximately 16.67% of the Company's issued share capital as enlarged by the Placing.

To the best of the Directors' knowledge, information and belief, and after having made all reasonable enquiry, (i) the placees and their ultimate beneficial owners are third parties independent of the Company and its connected persons; and (ii) other than Rosemary Anne James who wholly owns Pine Court Enterprises Ltd, also owns a 2 % interest in Hesley International Limited, the placees and their ultimate beneficial owners are independent amongst each others.

The Placing is conditional upon the Stock Exchange granting listing of, and permission to deal in, the new Shares.

The gross proceeds from the Placing will be approximately HK$48 million. The net proceeds of approximately HK$47.8 million from the Placing will be used for general working capital for the expansion of the existing cocoa bean trading business. As at the date of this announcement, there is no specific investment project identified by the Group.

At the request of the Company, trading in the Shares has been suspended with effect from 9:30 a.m. on 12 April 2005 pending the issue of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 13 April 2005.

The Subscription Agreements

Date:

11 April 2005

Company:

Pan Sino International Holding Limited

Placees

Placee	Ultimate beneficial owners	Number of Shares	Shareholding upon completion of Placing
Harvest Globe Pte Ltd.	Andreas Martin (50%) Melissa Ann (50%)	24,500,000	2.55%
Wong Tjhioe Jin	–	22,000,000	2.29%
Pine Court Enterprises Ltd	Rosemary Anne James (100%)	24,000,000	2.50%
Mc Callum Ventures Inc.	Budi Sugiri (100%)	23,500,000	2.45%
Hesley International Limited	Megan Daniella (98%) Rosemary Anne James (2%)	23,500,000	2.45%
Piong Denisse Lucia	–	21,000,000	2.19%
Martindale First Capital Limited	Mohan Raj s/o Charles Abraham (100%)	21,500,000	2.24%
Total		160,000,000	16.67%

To the best of the Directors' knowledge, information and belief, and after having made all reasonable enquiry, (i) the placees and their ultimate beneficial owners are third parties independent of the Company and its connected persons; and (ii) other than Rosemary Anne James who wholly owns Pine Court Enterprises Ltd, also owns a 2 % interest in Hesley International Limited, the placees and their ultimate beneficial owners are independent amongst each others.

The corporate placees are investment holdings companies.

New Shares

160,000,000 new Shares, represents 20% of the existing issued share capital of the Company, and approximately 16.67% of the issued share capital of the Company as enlarged by the Placing.

Placing Price

The Placing Price of HK$0.30 per Share was arrived at after arm's length negotiation between the placees and the Company and after having consider the recent market price of the Shares.

The Placing Price represents:

(a) a premium of approximately 7.14% to the closing price per Share of HK$0.28 on 11 April 2005 (the last trading day prior to suspension of trading in the Shares pending the release of this announcement);

(b) a premium of approximately 18.20% to the average closing price per Share of approximately HK$0.25 as quoted on the Stock Exchange for the last 5 trading days up to and including 11 April 2005;

(c) a premium of approximately 22.40% to the average closing price per Share of approximately HK$0.24 as quoted on the Stock Exchange for the last 10 trading days up to and including 11 April 2005; and

(d) a discount of approximately 23.08% to the audited consolidated net asset value of approximately HK$0.39 per Share as at 31 December 2004 (the latest available published financials of the Group).

After deducting the expenses relating to the Placing (e.g. professional fees, printing and advertising cost) being approximately HK$0.2 million, the estimated consideration receivable by the Company on a per Share basis is approximately HK$0.2988.

Conditions of the Subscription Agreements

The subscription by the placees are independent and are not inter-conditional.

Completion of each of the Subscription Agreements is independently conditional upon the listing of and permission to deal in the relevant Shares being granted by the Listing Committee of the Stock Exchange and such permission and listing not subsequently being revoked prior to the delivery of definitive share certificate(s).

An application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the 160,000,000 new Shares to be issued pursuant to the Subscription Agreements.

Ranking of the New Shares

The 160,000,000 new Shares, when issued and fully paid, will rank pari passu with the existing Shares in issue as at the date of issue of the new Shares.

Completion of the Placing

The 7 Subscription Agreements are independent and are not inter-conditional.

Subject to fulfillment of the conditions of the Subscription Agreements, completion of the Placing will take place within 7 Business Days after the date when all the conditions set out above are satisfied or such later date as the Company and the placees agree in writing.

Effect on the Shareholding following completion of the Placing

Set out below is the table of the shareholdings in the Company before and after completion of the Placing:

Shareholders	**Shareholding as at the Latest Practicable Date**		**Shareholding upon completion of Placing**	
	Shares	*%*	*Shares*	*%*
Harmiono Judianto	456,400,000	57.05	456,400,000	47.54
The placees	–	–	160,000,000	16.67
Other Public shareholders	343,600,000	42.95	343,600,000	35.79
Total	800,000,000	100	960,000,000	100

No new substantial shareholder will be introduced after the Placing.

General Mandate

The new Shares will be issued under the general mandate to allot, issue and deal with Shares granted to the Directors passed at the annual general meeting of the Company held on 18 May 2004. The Company confirmed that such general mandate has not been utilised as at the date of the Subscription Agreements.

Reasons for the Placing and use of net proceeds

The Group is principally engaged in trading of cocoa beans.

The Board views the Placing as a good opportunity to strengthen the Company's balance sheet as well as to better equip the Group with the financial flexibility to capture those opportunities in making larger scale investment and strategic investment both in Hong Kong and within South East Asia in which the

Company considers may provide lucrative investment return. Although the Group reviews and considers investment opportunities from time to time, the Group currently has no concrete plans or identified any targets for investment purposes.

The Company did not have any equity fund raising activities in the past 12 months.

The gross proceeds from the Placing will be approximately HK$48 million. The net proceeds of approximately HK$47.8 million from the Placing will be used for general working capital for the expansion of the existing cocoa bean trading business. As at the date of this announcement, there is no specific investment project identified by the Group.

The Directors, having considered the reasons for the Placing set out in this paragraph, are of the view that the terms of the Subscription Agreements (including the Placing Price) are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

Application for listing

Application will be made by the Company to the Stock Exchange for the grant of the listing of, and permission to deal in, the new Shares.

Suspension and resumption

At the request of the Company, trading in the Shares has been suspended with effect from 9:30 a.m. on 12 April 2005 pending the issue of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 13 April 2005.

Terms and definitions

"Board"	the board of Directors
"Business Day"	any day (excluding Saturday) on which banks are generally open for business in Hong Kong other than (i) a Saturday or (ii) a "general holiday" as defined in Section 2 of the General Holidays Ordinance Cap.149, or one of the days specified from time to time in the Schedule to that Ordinance as being "general holidays" under Section 3 thereof or (iii) a day on which a black rainstorm warning or tropical cyclone warning signal number 8 or above is hoisted in Hong Kong at any time between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon
"Company"	Pan Sino International Holding Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on GEM
"Completion"	completion of the Subscription Agreements

"Completion Date" within 7 business days immediately after the date upon which the last of the conditions of the Subscription Agreement has been satisfied

"connected persons" has the meaning ascribed thereto under the Listing Rules

"Director(s)" director(s) of the Company

"GEM" the Growth Enterprise Market of the Stock Exchange

"Group" the Company and its subsidiaries

"Hong Kong" Hong Kong Special Administrative Region of the People's Republic of China

"Listing Committee" has the meaning ascribed to such term in the Listing Rules

"Listing Rules" the Rules Governing the Listing of Securities on GEM

"Placing" the proposed placing of 160,000,000 new Shares by the placees pursuant to the terms and conditions of the Subscription Agreements

"Shareholder(s)" holder(s) of the Shares

"Stock Exchange" The Stock Exchange of Hong Kong Limited

"Placing" the proposed placing of 160,000,000 new Shares by the placees pursuant to the terms and conditions of the Subscription Agreements

"Subscription Agreements" the seven conditional placing agreements all dated 11 April 2005 entered into between the Company and each of the placees in relation to the issue of new Shares

"Subscription Price" HK$0.30 per Share

"HK$" Hong Kong dollar, the lawful currency of Hong Kong

"%" per cent.

By order of the Board
PAN SINO INTERNATIONAL HOLDING LIMITED
Rudi Zulfian

Hong Kong, 12 April 2005

As at the date of this announcement, Mr Harmiono Judianto, Mr Johanas Herkiamto and Mr Rudi Zulfian are the executive directors of the Company and Ms Novayanti, Mr Gandhi Prawira and Ms Goh Hwee Chow, Jacqueline are the independent non-executive directors of the Company.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

Pan Sino International Holding Limited

環新國際有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8260)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Pan Sino International Holding Limited (the "Company") hereby announces that a meeting of the Board will be held at PLAZA bii, Menara III, 9th Floor, Jl. M.H.Thamrin No. 51, Jakarta Pusat 10350, Indonesia on Tuesday, 10 May 2005 at 11:00 a.m., Jakarta time (12:00 noon, Hong Kong time) for the following purposes:–

1. To consider and approve the first quarterly unaudited results of the Company and its subsidiaries for the three months ended 31 March 2005;

2. To approve the draft announcement and first quarterly report in respect of the first quarterly unaudited results of the Company and its subsidiaries for the three months ended 31 March 2005 to be published on the website of the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ("GEM") and/or despatched to the Company's shareholders;

3. To consider the payment of interim dividend, if any;

4. To consider the closure of the Company's Register of Members, if necessary; and

5. To transact any other business.

On behalf of the Board
Rudi Zulfian
Director

Jakarta, Indonesia, 26 April 2005

As at the date of this notice, Mr Harmiono Judianto, Mr Johanas Herkiamto and Mr Rudi Zulfian are the executive directors of the Company and Mr Gandhi Prawira, Ms Novayanti and Ms Goh Hwee Chow, Jacqueline are the independent non-executive directors of the Company.

This announcement will remain on the "Latest Company Announcements" page on the GEM website at www.hkgem.com for a minimum period of 7 days from the date of its publication.

* *For identification purposes only*